Exhibit 99.1

GRUPO FINANCIERO GALICIA S.A.

INTERIM FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

GRUPO FINANCIERO GALICIA S.A.

INTERIM FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Fiscal Year No. 19, commenced January 1, 2017

Legal Domicile: Tte. Gral. Juan D. Perón No. 430 – 25th floor, Buenos Aires, Argentina

Principal Line of Business: Financial and Investment Activities

Registration No. with the Corporation Control Authority (I.G.J.): 12,749

Sequential Number – Corporation Control Authority (I.G.J.): 1,671,058

Date of Registration with the Corporation Control Authority (I.G.J.):

Of Bylaws: September 30, 1999

Date of Latest Amendment to Bylaws: July 16, 2010

Date of Expiration of the Company’s Bylaws: June 30, 2100

Information on the Controlling Company (See Note 16 to the financial statements)

Company’s Name: EBA HOLDING S.A.

Principal Line of Business: Financial and Investment Activities

Interest Held by the Controlling Company in the Shareholders’ Equity as of 09.30.17: 19.94%

Interest Held by the Controlling Company in the Votes as of 09.30.17: 55.46%

Capital Status as of 09.30.17 (Notes 8 and 16 to the Financial Statements):

Figures Stated in Thousands of Pesos for “Subscribed”, “Paid-in” and “Registered” Shares

Shares

Amount	Type	Voting Rights per Share	Subscribed	Paid-in	Registered

281,221,650	Ordinary Class “A”, Face Value of 1	5	281,222	281,222	281,222
1,129,042,943	Ordinary Class “B”, Face Value of 1	1	1,129,043	1,129,043	1,019,043
1,410,264,593			1,410,265	1,410,265	1,300,265

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED INTERIM BALANCE SHEET

AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016

Figures Stated in Thousands of Pesos ($)

	Notes	09.30.17 (unaudited)	12.31.16

Assets

Cash and Due from Banks		36,152,367	61,166,250

Cash		8,711,592	7,457,481
Financial Institutions and Correspondents		27,440,775	53,708,769
Argentine Central Bank (B.C.R.A.)		26,277,432	51,389,550
Other Local Financial Institutions		79,562	209,532
Foreign		1,083,781	2,109,687

Government and Private Securities	3	32,220,753	13,700,800

Holdings Recorded at Fair Market Value		3,715,145	3,228,759
Holdings Recorded at their Acquisition Cost plus the I.R.R.		3,609,185	1,922,473
Instruments Issued by the Argentine Central Bank		24,895,880	8,549,568
Investments in Listed Private Securities		543	-

Loans	4 and 5	173,743,647	137,451,655

To the Non-financial Public Sector		11,159	14,359
To the Financial Sector		4,105,722	2,098,037
Interbank Loans (Call Money Loans Granted)		1,016,797	862,300
Other Loans to Local Financial Institutions		2,912,142	1,205,228
Accrued Interest, Adjustments and Exchange Rate Differences Receivable		176,783	30,509
To the Non-financial Private Sector and Residents Abroad		175,608,935	140,046,017
Overdrafts		8,097,697	10,063,071
Promissory Notes		30,000,138	25,285,214
Mortgage Loans		3,919,262	2,178,236
Collateralized Loans		889,274	677,879
Personal Loans		22,994,589	15,311,721
Credit Card Loans		77,070,070	72,765,948
Others		31,291,258	12,653,202
Accrued Interest, Adjustments and Exchange Rate Differences Receivable		2,046,382	1,774,831
Documented Interest		(667.016)	(642.225)
Unallocated Collections		(32,719)	(21,860)
Allowances	6	(5,982,169)	(4,706,758)

Other Receivables Resulting from Financial Brokerage		18,412,357	18,178,275

Argentine Central Bank		2,971,679	2,359,284
Amounts Receivable for Spot and Forward Sales to be Settled		3,839,171	734,375
Securities Receivable under Spot and Forward Purchases to be Settled		4,105,011	7,851,134
Premiums from Bought Options		-	3,485
Others Not Included in the Debtor Classification Regulations	7	4,195,141	4,110,916
Unlisted Notes	5	1,539,819	1,422,433
Balances from Forward Transactions without Delivery of Underlying Asset to be Settled	1.12	249,118	111,287
Others Included in the Debtor Classification Regulations	5	1,711,435	1,775,743
Accrued Interest and Adjustments Receivable Included in the Debtor Classification Regulations	5	866	705
Allowances		(199,883)	(191,087)

Receivables from Financial Leases		1,446,264	955,346

Receivables from Financial Leases	5	1,440,763	952,522
Accrued Interest and Adjustments Receivable	5	24,762	17,010
Allowances		(19,261)	(14,186)

The accompanying Notes 1 to 38 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED INTERIM BALANCE SHEET

AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016

Figures Stated in Thousands of Pesos ($)

	Notes	09.30.17 (unaudited)	12.31.16

Equity Investments	9	27,902	52,964
In Financial Institutions		8,586	7,858
Others		19,372	45,707
Allowances		(56)	(601)
Miscellaneous Receivables		3,916,753	3,440,115
Receivables for Assets Sold	5	122,092	131,096
Minimum Presumed Income Tax – Tax Credit	1.14	8,912	9,424
Others	10	4,040,838	3,451,986
Accrued Interest and Adjustments on Receivables for Assets Sold	5	2,157	1,626
Other Accrued Interest and Adjustments Receivable		30,762	46,192
Allowances		(288,008)	(200,209)
Bank Premises and Equipment	11	4,220,738	2,873,552
Miscellaneous Assets	12	534,379	1,221,237
Intangible Assets	13	3,110,896	2,582,255
Goodwill		-	5,642
Organization and Development Expenses		3,110,896	2,576,613
Unallocated Items		65,211	89,035
Other Assets	14	550,977	539,140
Total Assets		274,402,244	242,250,624

The accompanying Notes 1 to 38 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED INTERIM BALANCE SHEET

AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016

Figures Stated in Thousands of Pesos ($)

	Notes	09.30.17 (unaudited)	12.31.16

Liabilities
Deposits		164,414,771	151,688,147
Non-financial Public Sector		1,480,890	1,294,177
Financial Sector		138,580	62,957
Non-financial Private Sector and Residents Abroad		162,795,301	150,331,013
Checking Accounts		28,545,567	26,972,277
Savings Accounts		73,592,986	53,723,171
Time Deposits		58,008,708	49,703,000
Investment Accounts		205,012	442,665
Others		1,255,833	18,577,409
Accrued Interest, Adjustments and Exchange Rate Differences Payable		1,187,195	912,491
Other Liabilities Resulting from Financial Brokerage		59,226,464	57,793,653
Argentine Central Bank		20,312	12,727
Others		20,312	12,727
Banks and International Entities		3,592,674	2,212,995
Unsubordinated Notes	16	14,829,030	12,644,638
Amounts Payable for Spot and Forward Purchases to be Settled		4,179,528	7,818,144
Securities to be Delivered under Spot and Forward Sales to be Settled		3,963,561	736,819
Premiums from Options Written		-	2,027
Loans from Local Financial Institutions		3,402,289	4,097,361
Interbank Loans (Call Money Loans Received)		443,539	165,000
Other Loans from Local Financial Institutions		2,916,385	3,802,398
Accrued Interest Payable		42,365	129,963
Balances from Forward Transactions without Delivery of Underlying Asset to be Settled	1.12	208,911	141,013
Others	17	28,374,241	29,717,439
Accrued Interest, Adjustments and Exchange Rate Differences Payable	16	655,918	410,490
Miscellaneous Liabilities		7,962,223	5,804,283
Directors’ and Syndics’ Fees		45,777	41,986
Others	18	7,916,446	5,762,297
Provisions	19	616,309	384,484
Subordinated Notes	16	4,360,056	4,065,255
Unallocated Items		96,067	70,530
Other Liabilities	20	765,547	629,384
Minority Interest in Controlled Companies		1,766,093	1,462,189
Total Liabilities		239,207,530	221,897,925
Shareholders’ Equity		35,194,714	20,352,699
Total Liabilities and Shareholders’ Equity		274,402,244	242,250,624

The accompanying Notes 1 to 38 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED INTERIM BALANCE SHEET

AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016

Figures Stated in Thousands of Pesos ($)

Memorandum Accounts	Notes	09.30.17	12.31.16
		(unaudited)

Debit		720,587,351	387,345,986
Contingent		46,961,873	39,215,891
Loans Obtained (Unused Balances)		1,592,027	599,794
Guarantees Received		29,837,017	25,975,652
Contingencies debit- balance contra accounts		15,532,829	12,640,445
Control		622,295,581	310,926,712
Loans Classified as Irrecoverable		3,136,287	3,347,728
Others	21	616,372,870	304,972,028
Control debit-balance contra accounts		2,786,424	2,606,956
Derivatives	8	42,242,728	29,020,684
“Notional” Value of Call Options Bought		-	149,512
“Notional” Value of Forward Transactions without Delivery of Underlying Asset		19,931,738	16,359,075
Interest Rate Swaps		1,000	75,000
Derivatives debit-balance contra accounts		22,309,990	12,437,097
Trust Accounts		9,087,169	8,182,699
Trust Funds	22	9,087,169	8,182,699
Credit		720,587,351	387,345,986
Contingent		46,961,873	39,215,891
Loans Granted (Unused Balances) Included in the Debtor Classification Regulations	5	10,619,857	9,094,205
Guarantees Granted to the Argentine Central Bank		-	473,528
Other Guarantees Granted Included in the Debtor Classification Regulations	5	1,996,991	1,134,828
Other Guarantees Granted not Included in the Debtor Classification Regulations		318,880	350,695
Others Included in the Debtor Classification Regulations	5	1,938,862	1,236,641
Others not Included in the Debtor Classification Regulations		658,239	350,548
Contingencies credit-balance contra accounts		31,429,044	26,575,446
Control		622,295,581	310,926,712
Checks and Drafts to be Credited		2,724,651	2,559,608
Others		61,773	47,348
Control credit-balance contra accounts		619,509,157	308,319,756
Derivatives	8	42,242,728	29,020,684
“Notional” Value of Call Options Written		-	174,663
“Notional” Value of Forward Transactions without Delivery of Underlying Asset		22,309,990	12,262,434
Derivatives credit-balance contra accounts		19,932,738	16,583,587
Trust Accounts		9,087,169	8,182,699
Trust Liabilities credit- balance contra accounts		9,087,169	8,182,699

The accompanying Notes 1 to 38 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED INTERIM INCOME STATEMENT

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($)

	Notes	09.30.17 (unaudited)	09.30.16

Financial Income		32,002,126	27,107,781
Interest on Cash and Due from Banks		20	-
Interest on Loans to the Financial Sector		415,788	237,016
Interest on Overdrafts		1,936,733	2,263,220
Interest on Promissory Notes		3,930,085	4,094,922
Interest on Mortgage Loans		258,400	376,717
Interest on Collateral Loans		83,030	66,123
Interest on Credit Card Loans		12,297,190	10,317,717
Interest on Financial Leases		218,105	219,254
Interest on Other Loans		6,199,706	3,659,788
Net Income from Government and Private Securities		3,842,681	4,576,037
Interest on Other Receivables Resulting from Financial Brokerage		112,357	92,592
Net Income from Secured Loans - Decree No. 1387/01		1,681	5,877
C.E.R. Adjustment		108,912	2,458
Exchange Rate Differences on Gold and Foreign Currency		1,514,039	722,988
Others		1,083,399	473,072
Financial Expenses		14,693,155	15,724,594
Interest on Current Account Deposits		646	-
Interest on Savings Account Deposits		5,119	3,251
Interest on Time Deposits		7,655,464	10,376,190
Interest on Interbank Loans Received (Call Money Loans)		32,293	30,259
Interest on Other Loans from Financial Institutions		407,440	118,348
Net Income from Options		1,458	23,505
Interest on Other Liabilities Resulting from Financial Brokerage		2,806,696	2,233,768
Interest on Subordinated Notes		256,313	451,326
Other Interest		360,293	43,058
C.E.R. Adjustment		29,844	3,260
Contributions Made to Deposit Insurance Fund		204,856	262,599
Others	24	2,932,733	2,179,030
Gross Financial Brokerage Margin		17,308,971	11,383,187
Provision for Loan Losses		3,737,053	2,221,881
Income from Services		15,266,401	11,216,677
Related to Lending Transactions		2,570,585	2,085,767
Related to Borrowing Transactions		2,560,535	1,814,640
Other Commissions		718,114	467,072
Others	24	9,417,167	6,849,198
Expenses from Services		4,667,200	3,640,599
Commissions		1,659,951	1,501,359
Others	24	3,007,249	2,139,240

The accompanying Notes 1 to 38 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED INTERIM INCOME STATEMENT

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($)

	Notes	09.30.17 (unaudited)	09.30.16

Administrative Expenses		16,551,766	12,564,179
Personnel Expenses		9,014,737	6,884,197
Directors’ and Syndics’ Fees		74,626	63,888
Other Fees		485,605	344,562
Advertising and Publicity		612,008	562,960
Taxes		1,684,321	1,239,152
Depreciation of Bank Premises and Equipment	11	331,192	209,794
Amortization of Organization Expenses	13	494,144	563,047
Other Operating Expenses		2,132,008	1,531,424
Others		1,723,125	1,165,155
Net Income from Financial Brokerage		7,619,353	4,173,205
Income from Insurance Activities	25	1,510,764	1,836,657
Minority Interest		(457,106)	(270,131)
Miscellaneous Income		1,198,269	1,195,607
Net Income from Equity Investments		210,653	78,430
Penalty Interest		438,517	337,748
Loans Recovered and Allowances Reversed		361,799	338,684
Others	24	184,126	440,745
C.E.R. Adjustment		3,174	-
Miscellaneous Losses		711,080	313,335
Penalty Interest and Charges in favor of the Argentine Central Bank		600	3,199
Provisions for Losses on Miscellaneous Receivables and Other Provisions		100,158	106,800
Amortization of Differences Arising from Court Resolutions		14,088	7,554
Depreciation and Losses from Miscellaneous Assets	12	1,264	966
Amortization of Goodwill	13	5,642	7,256
Others	24	589,328	187,560
Net Income before Income Tax		9,160,200	6,622,003
Income Tax	1.13	3,506,781	2,376,122
Net Income for the Period	27	5,653,419	4,245,881

The accompanying Notes 1 to 38 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS AND CASH EQUIVALENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($)

	Notes	09.30.17 (unaudited)	09.30.16

Changes in Cash and Cash Equivalents
Cash at Beginning of Fiscal Year	29	73,087,665	42,975,265
Cash at Period-end	29	67,244,377	47,344,845
(Decrease) / Increase in Cash, Net (in Constant Currency)		(5,843,288)	4,369,580
Causes for Changes in Cash (in Constant Currency)
Operating Activities
Net Collections/(Payments) for:
Government and Private Securities		489,151	2,217,339
Loans
To the Financial Sector		(1,671,197)	61,395
To the Non-financial Public Sector		1,556	215
To the Non-financial Private Sector and Residents Abroad		(6,599,030)	1,277,645
Other Receivables Resulting from Financial Brokerage		421,076	1,095,484
Receivables from Financial Leases		(276,590)	330,479
Deposits
From the Financial Sector		75,623	46,068
From the Non-financial Public Sector		186,713	490,667
From the Non-financial Private Sector and Residents Abroad		36,522	3,735,880
Other Liabilities Resulting from Financial Brokerage
Financing from the Financial Sector
Interbank Loans (Call Money Loans Received)		246,246	(82,359)
Others (Except for Liabilities Included in Financing Activities)		(1,487,662)	(1,738,738)
Collections related to Income from Services		18,002,263	13,976,304
Payments related to Expenses for Services		(4,360,868)	(3,559,858)
Administrative Expenses Paid		(16,814,689)	(12,755,484)
Payment of Organization and Development Expenses		(1,004,352)	(884,513)
Collection for Penalty Interest, Net		437,917	334,549
Differences Arising from Court Resolutions Paid		(14,088)	(7,554)
Collection of Dividends from Other Companies		173,865	83,705
Other Collections related to Miscellaneous Profits and Losses		183,314	135,496
Net Collections / (Payments) for Other Operating Activities
Other Receivables and Miscellaneous Liabilities		(2,823,498)	(2,277,473)
Other Operating Activities, Net		701,018	208,580
Income Tax and Minimum Presumed Income Tax Payment		(2,182,391)	(1,724,872)
Net Cash Flow (Used in) / Provided by Operating Activities		(16,279,101)	962,955
Investing Activities
Payments for Bank Premises and Equipment, Net		(597,654)	(688,040)
Payments for Miscellaneous Assets, Net		(381,834)	(389,290)
Collections for Equity Investments		171,341	-
Others		(10,051)	-
Net Cash Flow Used in Investing Activities		(818,198)	(1,077,330)

The accompanying Notes 1 to 38 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS AND CASH EQUIVALENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($)

	Notes	09.30.17 (unaudited)	09.30.16

Financing Activities
Net Collections/(Payments) for:
Unsubordinated Notes		(7,132)	737,434
Argentine Central Bank
Others		7,585	3,744
Banks and International Entities		1,110,460	384,082
Subordinated Notes		(342,049)	(386,591)
Distribution of Dividends		(329,504)	(209,610)
Capital Increase		9,655,910	-
Loans from Local Financial Institutions		(1,328,073)	1,074,088
Net Cash Flow Provided by Financing Activities		8,767,197	1,603,147
Financial Income and Holding Gain on Cash and Cash Equivalents (including Interest and Monetary Gain)		2,486,814	2,880,808
(Decrease) / Increase in Cash, Net		(5,843,288)	4,369,580

The accompanying Notes 1 to 38 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 1. BASIS FOR THE PRESENTATION OF THE INTERIM FINANCIAL STATEMENTS AND ACCOUNTING PRINCIPLES APPLIED

Grupo Financiero Galicia S.A. (or, the “Company”) was constituted on September 14, 1999, as a financial services holding company organized under the laws of Argentina. The Company’s main asset is its interest in Banco de Galicia y Buenos Aires S.A. (or, the “Bank”). Banco de Galicia y Buenos Aires S.A. is a private-sector bank that offers a full spectrum of financial services both to individual and corporate customers.

PRESENTATION OF CONSOLIDATED INTERIM FINANCIAL STATEMENTS:

These consolidated interim financial statements, which are derived from the Company’s accounting records, have been stated in thousands of Argentine Pesos and are presented in line with the provisions of the Argentine Central Bank’s (“B.C.R.A.”) Communiqué “A” 3147 and certain supplementary regulations regarding financial reporting requirements for the publication of quarterly/annual financial statements, with the guidelines of Technical Pronouncement Nos. 8 and 19 of the Argentine Federation of Professional Councils in Economic Sciences (“F.A.C.P.C.E.”) and with the regulations of the National Securities Commission (“C.N.V.”) (text amended in 2013). These financial statements include the balances corresponding to the operations carried out by Grupo Financiero Galicia S.A. and its subsidiaries.

The interim financial statements of Grupo Financiero Galicia S.A. have been consolidated on a line-by-line basis with those of its controlled companies, either directly or indirectly, which are detailed in Note 2.

Due to the fact that the Company’s main equity investment is in Banco de Galicia y Buenos Aires S.A., a financial institution that is subject to the Argentine Central Bank regulations, and pursuant to the regulations of the C.N.V. (text amended in 2013), the Company has adopted the valuation and disclosure criteria applied by Banco de Galicia y Buenos Aires S.A., which differ in certain significant respects from Argentine GAAP in force in Buenos Aires city (see Note 1.15).

Furthermore, the consolidated interim financial statements of Sudamericana Holding S.A. were prepared in accordance with the disclosure and valuation criteria approved by the Argentine Superintendent of Insurance, which in some aspects differ from Argentine GAAP in force in Buenos Aires, particularly regarding the valuation of investments in Secured Loans and certain Government Securities, recoverable values and deferral of acquisition expenses. Nevertheless, this departure has not produced a significant effect on the Company’s financial statements.

CONSIDERATION OF THE EFFECTS OF INFLATION:

Argentine GAAP in force in Buenos Aires provides that interim financial statements shall be stated in constant currency, pursuant to the provisions of Technical Pronouncements Nos. 6 and 17 of the Argentine Federation of Professional Councils in Economic Sciences (“F.A.C.P.C.E.”), as amended by Technical Pronouncement No. 39, approved by the Professional Council in Economic Sciences of Buenos Aires on April 16, 2014, as well as interpretation No. 8 of the F.A.C.P.C.E. Argentine GAAP provides that the adjustment for inflation shall be applied in an inflationary context, which is present when, among other considerations, there exists an accumulated rate of inflation reaching or exceeding 100% during three years, taking into consideration, for such purpose, the domestic wholesale price index published by the Argentine Institute of Statistics and Census. The financial statements reflect the effects of the changes in the purchasing power of the currency up to February 28, 2003, the adjustment for inflation having been discontinued as of such date, pursuant to the provisions of Argentine GAAP in force in Buenos Aires and the requirements of Decree No. 664/03 of the Argentine National Executive Branch, Section 268 of General Resolution No. 7/2005 of the Corporation Control Authority, Communiqué “A” 3921 of the Argentine Central Bank and General Resolution No. 441/03 of the C.N.V. Resolution M.D. No. 41/03 of the Professional Council in Economic Sciences of Buenos Aires (C.P.C.E.C.A.B.A.), which established the discontinuation of the recognition of the changes in the purchasing power of the currency, effective October 1, 2003.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

At period/fiscal year-end, the macroeconomic environment did not qualify as a hyperinflationary economy when applying the guidelines established by the professional accounting standards and the government’s expectation for decreasing inflation levels. Even though the controlling agencies have not issued a decision in this regard, at period/fiscal year-end, the conditions for the application of the adjustment for inflation would not be met. However, when reading and analyzing these interim financial statements one should take into consideration the existence of fluctuations in significant economic variables, which occurred during the past fiscal years.

COMPARATIVE INFORMATION:

The comparative information in the Balance Sheet and the related Schedules and Notes corresponds to the end of the previous fiscal year, while that of the Income Statement, the Statement of Changes in Shareholders’ Equity and Statement of Cash Flows and Cash Equivalents and the related Notes corresponds to the same period of the previous fiscal year. Certain figures in the consolidated interim financial statements for the year ended December 31, 2016 and the nine-month period ended September 30, 2016 have been reclassified for purposes of their presentation in comparative format with those for this period.

ACCOUNTING ESTIMATES:

The preparation of financial statements at a given date requires the Company to make estimates and assessments that affect the amounts of assets and liabilities reported and the disclosure of contingent assets and liabilities, as well as the income and expenses accrued for the period/fiscal year. In this regard, the Company makes estimates in order to calculate, at any given moment, the allowance for uncollectible receivables, depreciation and amortization charges, the recoverable value of assets, the income tax charge and provisions for contingencies, among others. Future actual results may differ from the estimates and assessments made as of the date that these financial statements were prepared.

MOST RELEVANT ACCOUNTING POLICIES:

1.1.        ASSETS AND LIABILITIES IN DOMESTIC CURRENCY

Monetary assets and liabilities which include, where applicable, the interest accrued at period/fiscal year-end, are stated in period-end currency and therefore require no adjustment whatsoever.

1.2.        ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Foreign currency assets and liabilities have been stated at the U.S. Dollar exchange rate, set by the Argentine Central Bank, in force at the close of operations on the last working day of each month.

As of September 30, 2017, December 31, 2016 and September 30, 2016, balances in U.S. Dollars were converted applying the reference exchange rate (figures stated in Pesos: $17.3183, $15.8502 and $15.2633, respectively) set by the Argentine Central Bank.

Assets and liabilities valued in foreign currencies other than the U.S. Dollar have been converted into the latter currency using swap rates provided by the Argentine Central Bank.

Interest receivable or payable has been accrued at period/fiscal year-end, where applicable.

1.3.        GOVERNMENT AND PRIVATE SECURITIES

Argentine Central Bank regulations set forth, according to the assets’ most probable use, two valuation criteria for holdings of non-financial public sector debt instruments:

a. Fair Market Value: These holdings are government securities and monetary regulation instruments included in the volatilities or present values lists issued by the Argentine Central Bank.

These are recorded at the closing price for each class of securities in the corresponding markets or at their present value, plus the value of amortization and/or interest amounts that are due and receivable.

b. Acquisition Cost plus I.R.R.: These include government securities and monetary regulation instruments issued by the Argentine Central Bank that are not included in the preceding item.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

These holdings are recorded at their acquisition cost adjusted on an exponential basis according to their I.R.R. The monthly accrual is charged to income or an asset offset account, depending on the securities involved:

b.1. Government debt instruments received pursuant to a swap, as payment for or through an exchange for any other government debt instruments. In the case that the market value of each instrument is lower than its book value, 50% of the monthly accrual of the I.R.R. must be charged against an asset offset account. Said offset account shall be reversed by charging to income to the extent its balance exceeds the positive difference between the market value and book value.

b.2. Monetary regulation instruments issued by the Argentine Central Bank. The monthly accrual of the I.R.R. shall be charged to income.

b.3. Government securities that were not received through a swap and that do not have any volatility or present value that is informed by the Argentine Central Bank. These are recorded at the present value of cash flows discounted by the internal rate of return of instruments with similar characteristics, duration and volatility. When the book value exceeds the present value, the monthly accrual shall be recorded in an asset offset account.

Furthermore, those instruments that should be valued based on their fair market value but are instead valued at their acquisition cost plus their I.R.R. may be recorded in this item when the purpose thereof is to obtain contractual cash flows. In these cases, the maximum amount to be used shall not exceed net liquid assets of 40% of deposits.

As of September 30, 2017 and December 31, 2016, taking into account the above-mentioned valuation criteria, the Company records its holdings according to the following:

1.3.1.     Holdings Recorded at Fair Market Value

These holdings include trading securities that were valued according to what is stated in item a. above.

The same criterion was applied to the securities used in loans, as guarantees, transactions to be settled and repo transactions, where appropriate.

1.3.2.     Holdings Recorded at their Acquisition Cost plus I.R.R.

Holdings of government securities in Pesos and U.S. Dollars are recorded in this account, as detailed in Note 3.

The holding of such securities has been valued pursuant to the criterion stated in item b. above.

The same criterion was applied to the securities used in loans, as guarantees, transactions to be settled and repo transactions, where appropriate.

1.3.3.     Instruments Issued by the Argentine Central Bank

Holdings of instruments issued by the Argentine Central Bank, which are included in the volatilities list, have been valued at their closing price in the corresponding markets. The same criterion was applied to holdings of such securities used in loans, as guarantees, transactions to be settled and repo transactions, when appropriate.

Holdings of instruments issued by the Argentine Central Bank, which are not included in the volatilities list, have been valued at their acquisition cost increased on an exponential basis according to their I.R.R. The same criterion was applied to holdings of such securities used in loans, guarantees, transactions to be settled and repo transactions, when appropriate.

1.3.4.     Listed Private Securities

These securities are valued at the period-end closing price, less estimated selling costs, when applicable.

1.4.        ACCRUAL OF ADJUSTMENTS, INTEREST, EXCHANGE RATE DIFFERENCES, PREMIUMS ON FUTURE TRANSACTIONS AND VARIABLE INCOME

For foreign currency transactions and for local currency transactions that contain a principal adjustment clause, or those in which rates have been fixed for a time period of no more than 92 days, the accrual is recognized on a straight line basis.

For local currency transactions at rates arranged for longer periods, interest is accrued on an exponential basis.

Banco de Galicia y Buenos Aires S.A. received deposits that accrue interest at a variable rate pursuant to Argentine Central Bank regulations. The fixed rate interest price of each transaction is accrued as set forth, while variable rate interest is accrued by applying the agreed upon interest rate to the positive variation in the underlying asset’s price, as measured by using the underlying asset’s price at the time of the original arrangement as compared to the value at the end of the month (See item 1.12. of this Note).

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

For lending and borrowing transactions, which according to legal and/or contractual conditions may be applicable, the adjustment by the C.E.R. has been accrued.

For lending transactions, the Company does not recognize interest accrual when debtors are classified in an irregular status.

1.5.        OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE

1.5.1.     Mutual Fund Units

The holdings of mutual fund units have been valued pursuant to the value published by the mutual fund manager at period/fiscal year-end, less estimated selling costs, when applicable.

1.5.2.     Financial Trust Debt Securities - Unlisted

Debt securities added at par have been valued at their technical value; the remaining holdings were valued at their acquisition cost increased on an exponential basis according to their I.R.R.

1.5.3.     Participation Certificates in Financial Trusts - Unlisted

Participation certificates in financial trusts are valued by taking into account the share in the assets and net of liabilities, which stem from the interim financial statements of the respective trusts, as modified by the application of the Argentine Central Bank regulations, when applicable.

Trusts — with government sector assets as underlying assets — have been valued pursuant to the valuation criteria described in item 1.3.2 of this Note. In the particular case of the Participation Certificate in Galtrust I Financial Trust, it has been recorded according to what is stated in item 1.3.b.3 of this Note.

1.5.4.     Unlisted Notes and Debt Securities

These have been valued at their acquisition cost adjusted on an exponential basis according to their I.R.R.

1.6.        RECEIVABLES FROM FINANCIAL LEASES

These receivables are recorded at the present value of the sum of periodic installments and residual values previously established and calculated pursuant to the terms and conditions agreed upon in the corresponding financial lease agreements by applying their I.R.R.

1.7.        EQUITY INVESTMENTS

The Company’s equity investments in companies where it has a significant interest were valued pursuant to the equity method.

The remaining equity investments were valued at their acquisition cost plus, when applicable, uncollected cash dividends and stock dividends from capitalized profits. An allowance for impairment of value has been established on such equity investments where the book value exceeds the equity method value.

1.8.        BANK PREMISES AND EQUIPMENT AND MISCELLANEOUS ASSETS

Bank Premises and Equipment and Miscellaneous Assets have been valued at their acquisition cost, restated at constant currency as mentioned in this Note, net of the corresponding accumulated depreciation.

Financial leases that mainly transfer risks and benefits inherent to the leased property are recognized at the beginning of the lease either by the cash value of the leased property or the present value of cash flows established in the financial lease, whichever is lower.

Depreciation charges are calculated following the straight-line method, at rates determined based on the useful life assigned to the assets, which is 600 months for real estate, up to 120 months for furniture and fixtures and no more than 60 months for the balance of the assets.

The updated residual value of the assets, taken as a whole, does not exceed their value-in-use at period/fiscal year-end.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

1.9.        INTANGIBLE ASSETS

Intangible assets have been valued at their acquisition cost, restated in constant currency, as mentioned in this Note, net of the corresponding accumulated amortization, calculated proportionally over the estimated number of months of useful life.

Amortization has been recognized on a straight-line basis over 60 months for “Organization and Development Expenses.”

1.10.    MISCELLANEOUS LIABILITIES

1.10.1.    Liabilities – Customers Fidelity Program “Quiero”

Banco de Galicia y Buenos Aires S.A. estimates the value of the points assigned to customers through the “Quiero” Program. Such value is assessed through the use of a mathematical model that takes into account certain events of exchange percentages, the cost for the exchanged points based on the combination of available products and the preferences of the Bank’s customers, as well as the expiration term of the customers’ non-exchanged points. As of September 30, 2017 and December 31, 2016, the liabilities recorded under “Miscellaneous Liabilities – Others” for its customers’ non-exchanged points amounted to $490,249 and $378,636, respectively.

1.11.        ALLOWANCES AND PROVISIONS

1.11.1.   Allowances for Loan Losses

These have been established based upon the estimated default risk of the Company’s credit assistance granted through its subsidiaries, which results from an evaluation of debtors’ compliance with their payment obligations, their economic and financial condition and the guarantees securing their related transactions, in line with Argentine Central Bank regulations.

1.11.2.   Severance Payments

Severance payments are directly charged to expenses.

The amounts that the Company may possibly have to pay for labor lawsuits are recorded under “Liabilities – Provisions for Severance Payments.”

1.11.3.   Liabilities – Other Provisions

Provisions have been set up to cover contingent situations related to labor, commercial, legal, civil and tax issues and other miscellaneous risks that are likely to occur.

1.12.      DERIVATIVES AND HEDGING TRANSACTIONS

1.12.1.   Forward Purchase-Sale of Foreign Currency without Delivery of the Underlying Asset

The Mercado Abierto Electrónico (M.A.E.) and the Rosario Futures Exchange (RO.F.EX.) have trading environments for the closing, recording and settlement of financial forward transactions carried out among its agents. The general settlement mode for these transactions is without delivery of the traded underlying asset. Settlement is carried out on a daily basis, in Pesos, for the difference, if any, between the closing price of the underlying asset and the closing price or value of the underlying asset corresponding to the previous day, the difference in price being charged to income.

Forward purchase and sale transactions are recorded under Memorandum Accounts for the notional value traded. Accrued balances pending settlement are recorded in the category “Balances from Forward Transactions without Delivery of Underlying Asset to be Settled” under “Other Receivables Resulting from Financial Brokerage” and/or “Other Liabilities Resulting from Financial Brokerage,” where appropriate.

1.12.2.   Interest Rate Swaps

These transactions are conducted within the environment created by the M.A.E., and the settlement thereof is carried out on a monthly basis, in Pesos, for the difference between the cash flows calculated using a variable rate (Badlar for private banks for time deposits of 30 to 35 days) and the cash flows calculated using a fixed rate, or vice versa, on the notional value agreed, the difference in price being charged to income.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Sale transactions are recorded under Memorandum Accounts for the notional value traded.

Accrued balances pending settlement are recorded in the category “Balances from Interest Rate Swaps to be Settled” under “Other Receivables Resulting from Financial Brokerage” and/or “Other Liabilities Resulting from Financial Brokerage,” as appropriate.

1.12.3.   Call Options Bought and Written on Gold and Dollar Futures without Delivery of the Underlying Asset

These transactions have been conducted with the purpose of hedging the variable yield of the deposits received by Banco de Galicia y Buenos Aires S.A. and set forth by the Argentine Central Bank.

The deposit date, the term to exercise the option and the underlying asset are the same as those for the related deposit. Notional amounts have been computed so that the offset value of derivative instruments is similar to the variable yield of the investment. Changes in the value of the underlying asset at the time of the arrangement and at period/fiscal year-end, equivalent to the variable yield, have been recognized in income and are recorded under “Other Receivables Resulting from Financial Brokerage” and/or under “Other Liabilities Resulting from Financial Brokerage,” as appropriate. Premiums received and/or paid have been accrued on a straight-line basis during the currency of the agreement.

Call options bought and written on gold and dollar futures have been recorded under “Memorandum Accounts – Debit-Derivatives – Notional Value of Call Options Bought” and under “Memorandum Accounts – Credit-Derivatives – Notional Value of Call Options Written.”

Call options written on dollar futures without delivery of the underlying asset have been traded on Mercado a Término de Rosario S.A. (RoFex).

Banco de Galicia y Buenos Aires S.A.’s management of financial risks is carried out within the limits of the policies approved by the Board of Directors in such respect. In that sense, “derivative instruments” are means for the Company to hedge its risk exposures and/or used as a financial product to develop investment and trading strategies. In both cases, the use of these instruments is performed within the guidelines of internal policies set forth by the Bank.

1.13.      INCOME TAX

Pursuant to the Argentine Central Bank regulations, at Banco de Galicia y Buenos Aires S.A. and Compañía Financiera Argentina S.A., the income tax charge is determined by applying the effective tax rate to the estimated taxable income, without considering the effect of any temporary differences between taxable and book income.

1.14.      MINIMUM PRESUMED INCOME TAX

The minimum presumed income tax is determined at the effective rate of 1% of the computable assets at period/fiscal year-end. Since this tax is supplementary to the income tax, the Company’s tax liability for each period/fiscal year is equal to the higher of the two taxes. However, if the minimum presumed income tax were to exceed income tax in a given fiscal year, such excess may be computed as a payment on account of the income tax that could be generated in any of the next ten fiscal years. The recognition of this right and its realization stem from the ability to generate future taxable income sufficient for offsetting purposes.

Based on the foregoing, as of September 30, 2017 and December 31, 2016, the Company had assets of $8,912 and $9,424, respectively.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

The breakdown of outstanding tax credits and their probable expiration date are detailed below:

Date of Generation	Tax Credit as of		Expiration Date
	09.30.17 (unaudited)	12.31.16
2006	-	148	2016
2007	51	319	2017
2008	214	363	2018
2009	583	583	2019
2010	1,629	1,629	2020
2011	1,458	1,458	2021
2012	1,714	1,714	2022
2013	1,881	1,881	2023
2014	2,306	2,306	2024
2015	3,646	3,646	2025
2016	18	18	2026
2017	123	-	2027
	13,623	14,065

The Company has set up a provision for the minimum presumed income tax credit accrued during this period and the previous fiscal year, for $4,711 and $4,641, respectively, since its recovery is not likely at the issuance date of these interim financial statements.

1.15.    DIFFERENCES BETWEEN THE ARGENTINE CENTRAL BANK REGULATIONS AND ARGENTINE GAAP IN FORCE IN BUENOS AIRES

The main differences between the valuation and disclosure criteria applied to these consolidated financial statements and Argentine GAAP in force in Buenos Aires are detailed below:

1.15.1. Accounting for Income Tax according to the Deferred Tax Method

Banco de Galicia y Buenos Aires S.A. and Compañía Financiera Argentina S.A. determine the income tax charge by applying the effective tax rate to the estimated taxable income, without considering the effect of any temporary differences between book and taxable income.

Pursuant to Argentine GAAP, the income tax must be recognized using the deferred tax method and, therefore, deferred tax assets or liabilities must be established based on the aforementioned temporary differences. In addition, unused tax loss carry-forwards or tax credits that may be offset against future taxable income should be recognized as deferred assets, provided that taxable income is likely to be generated.

The application of this criterion, based on projections prepared by the aforementioned subsidiaries of the Company, would determine deferred tax assets amounting to $367,182 as of September 30, 2017 and $335,711 as of December 31, 2016.

1.15.2. Valuation of Government Securities

Argentine Central Bank regulations set forth specific valuation criteria for government securities recorded at their acquisition cost plus I.R.R., which are described in 1.3.b. of these Notes. Pursuant to Argentine GAAP in force in Buenos Aires, the above-mentioned assets must be valued at their current value.

As of September 30, 2017 and December 31, 2016, the application of this criterion would result in an increase in Shareholders’ Equity of about $5,163 and $2,489, respectively, due to the securities held by Banco de Galicia y Buenos Aires S.A.

1.15.3. Allowances for Receivables from the Non-Financial Public Sector

Current regulations issued by the Argentine Central Bank on the establishment of allowances provide that credits against the public sector are not subject to allowances for loan losses. Pursuant to Argentine GAAP, those allowances must be estimated based on the recoverability risk of the assets.

1.15.4. Restructured Loans and Liabilities

Restructured loans and financial obligations as of the previous year’s end were valued based on the actually restructured principal amounts plus accrued interest and principal adjustments, when applicable, minus collections or payments made.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Pursuant to Argentine GAAP, those restructured loans and liabilities, for which modification of original conditions imply a substitution of instruments, must be recorded on the basis of the best possible estimate of the amounts receivable or payable discounted at a market rate that reflects market valuations on the time value of money and the specific risks of such assets and liabilities at the time of restructuring.

1.15.5. Consolidation of Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A.

In accordance with applicable Argentine GAAP, where equity investments in controlled companies are held for sale or disposal within a year, such investments should be excluded from consolidation. According to Note 2 to the consolidated financial statements, Banco de Galicia y Buenos Aires S.A. and Grupo Financiero Galicia S.A. have agreed to a tender offer involving all of the shares held by Banco de Galicia y Buenos Aires S.A. and Grupo Financiero Galicia S.A. of Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A., subject to the prior fulfillment of the conditions set forth in the tender offer, including obtaining the Argentine Central Bank’s approval.

Pursuant to the Argentine Central Bank regulations, as a result of the maintenance of a controlling equity interest, such companies are consolidated with the Company on a line-by-line basis.

1.16.    ADOPTION OF THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (I.F.R.S.) BY THE C.N.V. AND THE ARGENTINE CENTRAL BANK

The C.N.V. has established the application of Technical Pronouncement No. 26 of the Argentine Federation of Professional Councils in Economic Sciences, which adopts the International Financial Reporting Standards issued by the I.A.S.B. (International Accounting Standards Board) for certain entities included within the public offering system, whether because of their capital or their Notes, or because they have requested to be included in such system, for financial statements corresponding to the fiscal years beginning on January 1, 2012.

The adoption of such standards is not applicable to the Company since the C.N.V., in Article 2 – Section I – Chapter I of Title IV: Periodic Reporting System of the C.N.V.´s Pronouncements (text amended in 2013), exempts banks, insurance companies and companies that invest in banks and insurance companies.

Due to the foregoing, and since the Company is in compliance with the requirements described below, which are set forth in the aforementioned article, these financial statements are presented pursuant to the valuation and disclosure criteria established by the Argentine Central Bank regulations:

-	The Company’s corporate purpose is exclusively related to financial and investment activities;
-	The interest in Banco de Galicia y Buenos Aires S.A. accounts for 69.38% of the Company’s assets, being the Company’s main asset;
-	91.08% of the Company’s income stems from the interest in Banco de Galicia y Buenos Aires S.A.’s income; and
-	The Company has a 100% interest in Banco de Galicia y Buenos Aires S.A., thus having control over such institution.

In February 2014, the Argentine Central Bank decided financial institutions should comply with I.F.R.S., and established an implementation schedule for such standards, to be effective for fiscal years starting on January 1, 2018. In accordance with the foregoing, Banco de Galicia y Buenos Aires S.A.’s Board of Directors has become aware of the roadmap established by the Argentine Central Bank and has appointed a coordinator and an alternate coordinator, who shall be in charge of the compliance process. On March 20, 2015, it approved the Implementation Plan required by the regulations, which was submitted on March 27, 2015.

Banco de Galicia y Buenos Aires S.A. has met the reporting requirements established by the Argentine Central Bank’s Communiqué “A” 5844, as supplemented.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Through Communiqué “A” 5541, as amended, the Argentine Central Bank has established the application of I.F.R.S., except for the application of point 5.5 (impairment) of I.F.R.S. 9 “Financial Instruments.” Grupo Financiero Galicia S.A. and its subsidiaries are in the process of converting to such standards, the application of which will be mandatory as from the fiscal year beginning on January 1, 2018. The first quarterly financial statements to be presented under these standards are those as of March 31, 2018.

Consequently, the date of transition to I.F.R.S. for the Company, as set forth in I.F.R.S. 1 “First-time Adoption of I.F.R.S.,” is January 1, 2017.

The consolidated financial statements have been prepared according to the valuation and disclosure standards of the Argentine Central Bank regarding the Accounting Reporting System for quarterly/annual publication, which differ from I.F.R.S. These are measurement and disclosure differences.

As required by Communiqué “A” 6206, the reconciliations of balance sheet and shareholders’ equity balances determined according to Argentine Central Bank regulations and those determined according to I.F.R.S. as of September 30, 2017, and the reconciliation of the comprehensive income as of such date are included below. In this regard, in preparing reconciliations, the Company has considered those I.F.R.S. it expects to be applicable for the preparation of its financial statements as of December 31, 2018, as well as the provisions set out in Communiqué “A” 6114. The items and figures included in this Note are subject to changes and may only be considered final upon the preparation of the annual financial statements as of the fiscal year in which I.F.R.S. are applicable for the first time.

Reconciliation of Balances under the Accounting Framework for the Conversion to I.F.R.S.

Reconciliation of Balances and Shareholders’ Equity as of September 30, 2017 (unaudited)

Accounts	Ref.	Balance	I.F.R.S. Adjustment	I.F.R.S. Balance

Assets		274,402,244	(3,771,170)	270,631,074

Cash and Due from Banks		36,152,367	(338,910)	35,813,457
Government and Private Securities	(a),(g)	32,220,753	(2,115,191)	30,105,562
Loans	(a)	173,743,647	(6,230,462)	167,513,185
Other Receivables Resulting from Financial Brokerage	(a),(e)	18,412,357	(37,571)	18,374,786
Receivables from Financial Leases		1,446,264	-	1,446,264
Equity Investments	(b)	27,902	1,156,614	1,184,516
Miscellaneous Receivables		3,916,753	(341,323)	3,575,430
Bank Premises and Equipment and Miscellaneous Assets	(c)	4,755,117	5,435,600	10,190,717
Intangible Assets	(c)	3,110,896	(1,299,595)	1,811,301
Unallocated Items	(d)	65,211	(332)	64,879
Other Assets		550,977	-	550,977

Liabilities		239,207,530	(7,527,517)	231,680,013

Deposits		164,414,771	(2,226,732)	162,188,039
Other Liabilities Resulting from Financial Brokerage	(a),(e),(g)	59,226,464	(5,222,449)	54,004,015
Miscellaneous Liabilities	(f),(i)	7,962,223	1,941,147	9,903,370
Provisions	(f)	616,309	(212,448)	403,861
Subordinated Notes		4,360,056	-	4,360,056
Unallocated Items		96,067	(27,028)	69,039
Minority Interest		1,766,093	(1,766,093)	-
Other Liabilities	(k)	765,547	(13,914)	751,633

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Accounts	Balance	First-time I.F.R.S. Adjustment	I.F.R.S. Adjustment	I.F.R.S. Balance

Shareholders’ Equity Attributable to the Controlling Company’s Shareholders	35,194,714	2,086,970	(98,131)	37,183,553

Capital, Contributions and Reserves	29,541,295	-	-	29,541,295
Other Comprehensive Income	-	284,182	(276,843)	7,339
Unappropriated Retained Earnings	5,653,419	1,802,788	178,712	7,634,919
Shareholders’ Equity Attributable to Non-controlling Interests	-	1,402,007	365,501	1,767,508
Total Shareholders’ Equity	35,194,714	3,488,977	267,370	38,951,061

B. Reconciliation of the Statement of Comprehensive Income as of September 30, 2017

Accounts	Ref.	Balance	I.F.R.S. Adjustment	I.F.R.S. Balance

Net Income for the Period		5,653,419	178,712	5,832,131

Financial Income	(a)	32,002,126	(1,783,644)	30,218,482
Financial Expenses	(e),(a)	14,693,155	(755,252)	13,937,903
Provision for Loan Losses		3,737,053	(421,208)	3,315,845
Income from Services	(j)	15,266,401	(716,150)	14,550,251
Expenses from Services	(a)	4,667,200	(81,983)	4,585,217
Administrative Expenses	(c),(d)	16,551,766	(1,070,018)	15,481,748
Others	(b),(f)	1,540,847	290,701	1,831,548
Income Tax	(i)	3,506,781	(59,344)	3,447,437
Other Comprehensive Income		-	(276,843)	(276,843)
Changes in the Revaluation Surplus of Intangibles Property, Plant and Equipment		-	-	-
Cumulative Actuarial Gains or Losses for Post-Employment Defined Benefit Plans		-	-	-
Exchange Difference for Conversion of Financial Statements		-	-	-
Income or Losses from Hedge Instruments – Hedge of Cash Flows		-	-	-
Income or Losses from Hedge Instruments – Hedge of Net Investment in a Foreign Operation		-	-	-
Income or Losses from Financial Instruments at Fair Value with Changes in OCI (Other Comprehensive Income) (items 5.7.5 and 4.1.2A of I.F.R.S. 9)	(a)	-	(276,843)	(276,843)
Amount in the Change in the Fair Value Attributable to Changes in the Credit Risk of Liabilities. Item 5.7.7 a) of I.F.R.S. 9		-	-	-
Total Comprehensive Income for the Period		5,653,419	(98,131)	5,555,288

C. Explanations of the Most Significant Adjustments

(a) Change in the Criterion of Classification and Measurement of Financial Assets and Liabilities

The I.F.R.S. divide all financial assets into three classifications: those measured at amortized cost, those measured at fair value through other comprehensive income and those measured at fair value through profit or loss, based on the business model and the characteristics of instruments.

Grupo Financiero Galicia S.A.’s accounting policy under Argentine Central Bank regulations differs from the provisions set out by I.F.R.S. in the following aspects:

(i)

Government securities that are not included in the lists of volatilities issued by the Argentine Central Bank are valued at their acquisition cost adjusted on an exponential basis according to their internal rate of return (I.R.R.). Government securities that are included in the lists of volatilities issued by the Argentine Central Bank are accounted for at their closing price.

(ii)	Loans are recorded at acquisition cost plus interest accrued based on the contractual rate.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

(iii)	Debt Securities added at par are recorded at their technical value.
(iv)

Participation certificates in trusts on which there is no significant influence or control have been valued taking into account the share in the assets, net of liabilities, that stem from the financial statements of the respective trusts, as modified by the effect that the application of Argentine Central Bank regulations has had thereon, when applicable.

(v)	Unlisted debt securities and notes have been valued at their acquisition cost increased on an exponential basis according to their internal rate of return.

As set out by I.F.R.S. 9, a company will classify financial assets, as measured subsequently at amortized cost, at fair value with changes in other comprehensive income or at fair value with changes in profit or loss, based on:

-	the entity’s business model to manage financial assets; and
-	the characteristics of contractual cash flows of the financial asset.

According to the business model Grupo Financiero Galicia S.A. applies for managing financial assets, they have been classified into the following categories:

1) Amortized Cost

The financial and profit or loss effect the calculation of the amortized cost, as set out in I.F.R.S. 9, has for Loans, Receivables from Financial Leases, and Other Receivables and Liabilities related to the financial activity and, as set out in IAS 27, for Receivables from Financial Leases, implies a decrease of $212,742 in shareholder´s equity and $59,865 in profit and loss, respectively.

2) Fair Value through Other Comprehensive Income

The Company has classified the holding of government securities included in the assets of the Financial Trust Galtrust I and in Sudamericana Holding S.A. into this category. The effect represents an increase of $40,960 in shareholder´s equity, an increase in profit and loss of $292,092, respectively, and a decrease of $276,843 in Other Comprehensive Income.

3) Fair Value through Profit or Loss

The Company has classified the following financial assets into this category: Holdings in government and private securities, in instruments issued by the Argentine Central Bank, in notes purchased and sold and certain investments in debt securities in financial trusts. The effect represents an increase of $35,922 in shareholder´s equity and a decline of $25,412 in profit and loss.

(b)        Equity Investments

As of September 30, 2017, the companies consolidated by Grupo Financiero Galicia S.A., pursuant to the framework established by the Argentine Central Bank, are as follows: Banco de Galicia y Buenos Aires S.A. and its subsidiaries, Sudamericana Holding S.A. and its subsidiaries, Galicia Administradora de Fondos S.A., Galicia Warrants S.A. and Net Investment S.A. (in liquidation). Under the application of I.F.R.S. 10, the above-mentioned companies will continue being consolidated because they continue to be subject to the control of by Grupo Financiero Galicia S.A. as such concept is recognized in the international standards.

Upon using the equity method, each company’s financial statements as of December 31, 2016 and September 30, 2017 have been used. The shareholders’ equity arising from their financial statements have been corrected by the effect the application of I.F.R.S. has had thereon. The effect of adjustments represents a financial increase of $3,480,303 and $226,311, respectively.

Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. (both subsidiaries of Banco de Galicia y Buenos Aires S.A.) were no longer consolidated under I.F.R.S. 10 because such companies have been classified as held for sale in conformity with I.F.R.S. 5, as the respective transfer agreements are signed. They are measured at the lower of book value or fair value less selling costs.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

(c)        Bank Premises and Equipment and Miscellaneous Assets

By virtue of applying I.F.R.S. 1, the current value of bank premises and equipment and investment property has been adopted as attributed cost as of the date of transition to I.F.R.S. Under Argentine Central Bank regulations, those assets are recorded at historical cost less their accumulated depreciation, as detailed in Note 1.8. The effect of this adjustment represents a financial increase of $5,172,336 and a profit or loss decrease of $26,228.

(d)        Intangible Assets

According to I.F.R.S., an intangible asset is an identifiable non-monetary asset that has no physical substance. In order to be recognized, the Bank should have control thereof and the asset should generate future economic benefits.

The effect of this adjustment represents a financial decrease of $891,985 and a profit or loss increase of $12,273.

(e)        Guarantees Granted

Under I.F.R.S., the financial guarantees granted should be originally recognized at their fair value, which is equal to the commission earned in advance in most cases. Such amount is subsequently amortized on a straight line basis over the life of the contract. At each year-end, the financial guarantees are measured by the highest of: (i) the value of the unaccrued commission as of period/fiscal year-end and (ii) the best estimate of the amount to be paid to terminate the contract discounted at its present value as of period/fiscal year-end.

Under Argentine Central Bank regulations, the commissions earned on financial guarantee agreements are charged to profit or loss upon collection. The adjustment relates to the recognition of commissions for unaccrued guarantees at closing and the consequent reversal of the charge to profit or loss made under Argentine Central Bank regulations. The effect of the adjustments related to Guarantees Granted represents declines of $2,537 and $2,069 in assets and in profit or loss, respectively.

(f)        Other Adjustments

They correspond to labor, commercial and tax provisions, and the Quiero! customer loyalty program. The effect of this adjustment represents an increase in liabilities of $114,207 and a profit or loss decrease of $46,731.

In addition, the balance of Notes in portfolio issued by the Company was adjusted by $84,909 for, pursuant to I.F.R.S. 9, and the liability is paid off when the issuer repurchases its own indebtedness.

(g)        Repo and Reverse Repo Transactions

Reverse Repo Transactions

Under I.F.R.S., the financial assets acquired through reverse repo transactions for which the risks and benefits have not been transferred shall be recognized as a loan granted.

Under Argentine Central Bank regulations, the instrument acquired is recognized upon making the transfer. The adjustment relates to the derecognition of the listed government security recorded in the amount of $2,270,722, as well as the reversal of the liability recorded in other liabilities resulting from financial brokerage amounting to $2,270,722.

(h)        Consolidation

According to I.F.R.S., an investor controls a subsidiary if it is exposed to or is entitled to variable returns due to its involvement in such entity and if it is capable of allocating such returns through its power over the subsidiary.

The adjustment related to interests in other companies relates to the consolidation of the Financial Trust Galtrust I and the Financial Trust Saturno Créditos, which are not considered subsidiaries under Argentine Central Bank regulations.

(i)        Miscellaneous Liabilities

Mainly relates to the adjustments to income tax and other liabilities. Under I.F.R.S., the tax charge for the period includes current and deferred taxes. The current income tax is calculated based on the laws approved or substantially approved as of the balance sheet date. The deferred tax is recognized according to the liability method for the temporary differences that arise between the tax bases of assets and liabilities and their book amounts in the financial statements. However, the deferred tax liabilities are not recorded if they arise from the original recognition of goodwill, or the original recognition of assets or liabilities in a transaction other than a business combination which, upon the transaction, does not affect book income or taxable income or loss. The deferred tax is determined using tax rates (and laws) approved or about to be approved as of the balance sheet date and that are expected to be applicable when the related deferred tax assets are realized or the deferred tax liabilities are settled.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Under Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. recognizes the current tax for the fiscal year.

The tax effect of the deferred tax recognition as of September 30, 2017 gives rise to deferred assets amounting to $616,910 and deferred liabilities amounting to $1,002,345.

(j)        Reclassifications

For the purposes of preparing this reconciliation, the Company has not made all reclassifications that would be required for appropriate disclosure under I.F.R.S.

As of the reporting period-end, the main reclassifications identified in the balance sheet and the income statement are:

Leasehold Improvements

According to the Argentine Central Bank regulations, leasehold improvements are disclosed under Intangible Assets. According to I.F.R.S., leasehold improvements are part of Property, Plant and Equipment. Consequently, $321,476 has been reclassified to Bank Premises and Equipment.

Commissions on Origination of Loans.

According to the Argentine Central Bank regulations, they are disclosed in Income from Services. According to I.F.R.S. 9, such commissions are part of the necessary cash flows to calculate the I.R.R. on loans. Consequently, $349,754 has been reclassified to Financial Income.

(k)        Liabilities Recognized by Insurance Companies

Under I.F.R.S., an insurance company will evaluate, at the end of the period reported, the adjustment of insurance liabilities that have been recognized, using the current estimates of future cash flows from insurance contracts. If the evaluation shows that the book amount of its liabilities for insurance contracts (less deferred acquisition costs and related intangible assets) is not adequate, considering the estimated future cash flows, the total amount of the inadequacy will be recognized in profit or loss.

Under Argentine Central Bank regulations, the accounting policies followed by the insurance company do not require performing a test of adjusting liabilities that meets the minimum conditions established by I.F.R.S. Pursuant to I.F.R.S. 4, in this case, the insurance company shall determine the adjustment of the book amount recorded according to the guidelines set out in IAS 37.

The related adjustment represents a financial and profit or loss increase of $2,980.

I.F.R.S. 1 APPLICATION

I.F.R.S. 1 allows entities that adopt I.F.R.S. for the first time to consider certain one-time exemptions from the principle of retrospective application of I.F.R.S. in force for the closing of financial statements as of December 31, 2018. Such exemptions have been established by the IASB to make the first application of those standards simpler.

Below are the optional exemptions applicable to the Bank under I.F.R.S. 1:

1.

Attributed Cost of Bank Premises and Equipment and Miscellaneous Assets: the current value of real property classified as bank premises and equipment and miscellaneous assets has been adopted as attributed cost as of the date of transition to I.F.R.S. In addition, the Bank has made use of the option set forth in paragraph D5 of I.F.R.S. 1, making the measurement described only for certain items of property, plants and equipment.

2.	Business Combinations: The Bank has opted for not applying I.F.R.S. 3 “Business Combinations” retrospectively for business combinations prior to the date of transition to I.F.R.S.
3.

Assets and liabilities of subsidiaries that have already applied I.F.R.S.: The Bank has adopted I.F.R.S. for the first time after its subsidiary Tarjetas Regionales S.A. and its related subsidiaries. Consequently, it has measured the assets and liabilities of such subsidiaries in its consolidated financial statements for the same book amounts disclosed in their financial statements. The exemption set forth in paragraph D15b) ii) of I.F.R.S. 1 has been used for the remaining interests.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

4.	The Bank has not made use of other exemptions available in I.F.R.S. 1.

Mandatory Exceptions to I.F.R.S.

Below are the mandatory exceptions applicable to the Bank under I.F.R.S. 1:

1.

Estimates: The estimates made by the Bank according to I.F.R.S. as of December 31, 2016 are consistent with the estimates made as of the same date according to the Argentine Central Bank’s accounting standards, considering what is described in paragraph 4 of Argentine Central Bank’s Communiqué “A” 6114 regarding the non-application of item 5.5 of I.F.R.S. 9.

2.

Accounting derecognition of financial assets and liabilities: The Bank applied the criteria of accounting derecognition of financial assets and liabilities under I.F.R.S. 9 prospectively. Therefore, the Bank does not contemplate those derecognized assets and liabilities as of December 31, 2016.

3.

Classification and measurement of financial assets: The Bank has considered the existing events and circumstances as of December 31, 2016 in its valuation of whether the financial assets meet the characteristics to be classified as assets measured at amortized cost or at fair value with changes in other comprehensive income.

4.	Other mandatory exceptions established by I.F.R.S. 1 that have not been considered because of not being applicable to the Bank are:

-    Hedge accounting.

-    Non-controlling interests

-    Embedded derivatives

-    Government loans

NOTE 2. CONSOLIDATED SUBSIDIARIES

The basic information regarding Grupo Financiero Galicia’s consolidated controlled companies is detailed as follows:

Information as of:	09.30.17 (unaudited)
Issuing Company	Direct and Indirect Holding
	Shares		Percentage of Equity Investment Held in
	Type	Amount	Total Capital	Possible Votes
Banco de Galicia y Buenos Aires S.A. (1)	Ordinary	562,326,651	100.00000	100.00000
Cobranzas Regionales S.A. (2)	Ordinary	7,700	77.00000	77.00000
Cobranzas y Servicios S.A.	Ordinary	475,728	100.00000	100.00000
Compañía Financiera Argentina S.A.(*)	Ordinary	557,562,500	100.00000	100.00000
Galicia Administradora de Fondos S.A.	Ordinary	20,000	100.00000	100.00000
Galicia Broker Asesores de Seguros S.A.	Ordinary	71,310	99.99439	99.99439
Galicia Retiro Compañía de Seguros S.A.	Ordinary	7,727,271	99.99991	99.99991
Galicia Seguros S.A.	Ordinary	1,830,883	99.99978	99.99978
Galicia Valores S.A. (**)	Ordinary	1,000,000	100.00000	100.00000
Galicia Warrants S.A.	Ordinary	1,000,000	100.00000	100.00000
Net Investment S.A. (in liquidation)	Ordinary	12,000	100.00000	100.00000
Procesadora Regional S.A.	Ordinary	12,709,967	78.15000	78.15000
Sudamericana Holding S.A.	Ordinary	185,653	100.00000	100.00000
Tarjeta Naranja S.A. (3)	Ordinary	1,848	77.00000	77.00000
Tarjetas Cuyanas S.A. (3)	Ordinary	2,489,628	77.00000	77.00000
Tarjetas Regionales S.A. (1)(***)	Ordinary	829,886,212	77.00000	77.00000

(1) Ordinary shares A and B.

(2) With a Face Value of 100.

(3) With a Face Value of 10.

(*) The Board of Directors has decided to approve the offer to buy the whole minority interest in the capital stock of Compañía Financiera Argentina S.A. made by Mr. Julio Alfredo Fraomeni and Galeno Capital S.A.U.

(**) On May 16, 2017, the Board of Directors of Grupo Financiero Galicia S.A. accepted an offer to sell 1% of the equity interest in Galicia Valores S.A. held by Compañía Financiera Argentina S.A.

(***) In August 2017, Grupo Financiero Galicia S.A. accepted an irrevocable offer to sell 6% of the equity interest in Tarjetas Regionales S.A. held by Messrs. Juan Carlos Angulo, Alejandro Pedro Angulo, Miguel Angel Innocenti, and José Luis Innocenti. See Note 16.B to the financial statements. Subsequent to year-end, the Company’s Board of Directors decided to initiate a reorganization process (spin-off followed by merger), pursuant to which a portion of Banco de Galicia y Buenos Aires S.A.’s shareholders’ equity, namely, its equity interest in Tarjetas Regionales S.A., would be split off and merged into Grupo Financiero Galicia S.A.’s shareholders’ equity. See Note 17 to the financial statements.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Information as of:	12.31.16
Issuing Company	Direct and Indirect Holding
	Shares		Percentage of Equity Investment Held in
	Type	Amount	Total Capital	Possible Votes
Banco de Galicia y Buenos Aires S.A. (1)	Ordinary	562,326,651	100.00000	100.00000
Cobranzas Regionales S.A. (2)	Ordinary	7,700	77.00000	77.00000
Cobranzas y Servicios S.A.	Ordinary	475,728	100.00000	100.00000
Compañía Financiera Argentina S.A.(*)	Ordinary	557,562,500	100.00000	100.00000
Galicia Administradora de Fondos S.A.	Ordinary	20,000	100.00000	100.00000
Galicia Broker Asesores de Seguros S.A.	Ordinary	71,310	99.99439	99.99439
Galicia Retiro Compañía de Seguros S.A.	Ordinary	7,727,271	99.99991	99.99991
Galicia Seguros S.A.	Ordinary	1,830,883	99.99978	99.99978
Galicia Valores S.A.	Ordinary	1,000,000	100.00000	100.00000
Galicia Warrants S.A.	Ordinary	1,000,000	100.00000	100.00000
Net Investment S.A. (in liquidation)	Ordinary	12,000	100.00000	100.00000
Procesadora Regional S.A.	Ordinary	12,709,967	78.15000	78.15000
Sudamericana Holding S.A.	Ordinary	185,653	100.00000	100.00000
Tarjeta Naranja S.A. (3)	Ordinary	1,848	77.00000	77.00000
Tarjetas Cuyanas S.A. (3)	Ordinary	2,489,628	77.00000	77.00000
Tarjetas del Mar S.A. (3)(**)	Ordinary	4,787,962	60.00000	60.00000
Tarjetas Regionales S.A. (1)	Ordinary	829,886,212	77.00000	77.00000

(1) Ordinary shares A and B.

(2) With a Face Value of 100.

(3) With a Face Value of 10.

(*) The Board of Directors has decided to approve the offer to buy the whole minority interest in the capital stock of Compañía Financiera Argentina S.A. made by Mr. Julio Alfredo Fraomeni and Galeno Capital S.A.U.

(**) On March 30, 2017, Banco de Galicia y Buenos Aires S.A. and its subsidiary Compañía Financiera Argentina S.A. sold their whole shareholding in Tarjetas del Mar S.A. to Sociedad Anónima Importadora y Exportadora de la Patagonia S.A. and to Engineer Federico Braun, respectively. The transaction amounted to US$5,000 and did not cause any material impact on the shareholders’ equity.

Information as of:	09.30.17 (unaudited)
Company	Assets	Liabilities	Shareholders’ Equity	Net Income

Banco de Galicia y Buenos Aires S.A.	230,208,659	206,141,331	24,067,328	5,161,451
Cobranzas Regionales S.A.	67,781	34,578	33,203	2,911
Cobranzas y Servicios S.A.	31,110	21,354	9,756	1,103
Compañía Financiera Argentina S.A.	7,610,287	6,422,045	1,188,242	222,742
Galicia Administradora de Fondos S.A.	449,589	128,420	321,169	311,285
Galicia Broker Asesores de Seguros S.A.(*)	31,329	11,971	19,358	5,536
Galicia Retiro Compañía de Seguros S.A.(*)	187,716	148,271	39,445	1,048
Galicia Seguros S.A.(*)	1,932,508	1,232,325	700,183	87,043
Galicia Valores S.A.	166,381	26,587	139,794	57,058
Galicia Warrants S.A.	112,761	45,964	66,797	26,747
Net Investment S.A. (in liquidation)	283	1	282	23
Procesadora Regional S.A.	25,975	5,406	20,569	5,604
Sudamericana Holding S.A.(*)	872,554	26,329	846,225	108,232
Tarjeta Naranja S.A.	26,070,080	20,022,290	6,047,790	1,726,359
Tarjetas Cuyanas S.A.	5,615,791	4,484,787	1,131,004	230,819
Tarjetas Regionales S.A.	7,694,694	15,966	7,678,728	1,985,615

(*) For the three-month period ended September 30, 2017.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Information as of:	12.31.16			09.30.16
Company	Assets	Liabilities	Shareholders’ Equity	Net Income
Banco de Galicia y Buenos Aires S.A.	209,306,331	190,400,460	18,905,871	3,541,707
Cobranzas Regionales S.A.	61,374	31,082	30,292	6,000
Cobranzas y Servicios S.A.	27,508	18,855	8,653	18,958
Compañía Financiera Argentina S.A.	5,893,851	4,678,351	1,215,500	230,701
Galicia Administradora de Fondos S.A.	280,237	73,502	206,735	127,705
Galicia Broker Asesores de Seguros S.A.(*)	22,293	14,226	8,067	2,016
Galicia Retiro Compañía de Seguros S.A.(*)	173,576	136,705	36,871	532
Galicia Seguros S.A.(*)	2,001,112	1,043,698	957,414	186,027
Galicia Valores S.A.	89,004	6,268	82,736	15,964
Galicia Warrants S.A.	112,504	54,454	58,050	24,870
Net Investment S.A. (in liquidation)	262	4	258	39
Procesadora Regional S.A.	22,404	7,439	14,965	3,540
Sudamericana Holding S.A.(*)	1,029,861	10,716	1,019,145	200,430
Tarjeta Naranja S.A.	24,997,877	20,316,446	4,681,431	966,925
Tarjetas Cuyanas S.A.	5,592,813	4,641,761	951,052	144,286
Tarjetas del Mar S.A.	1,296,643	1,138,482	158,161	15,430
Tarjetas Regionales S.A.	6,097,436	15,175	6,082,261	1,147,632

(*) For the three-month period ended September 30, 2016.

The General Extraordinary Shareholders’ Meeting of Banco Galicia Uruguay S.A. (in liquidation), held on April 30, 2016, approved the Final Special Financial Statements and the start of the process of cancelling the company’s legal status with the authorities of Uruguay.

On January 12, 2017, the decision made was the Company accepted an offer to buy all the shares in Compañía Financiera Argentina S.A. and in Cobranzas y Servicios S.A. The offer was made by Mr. Julio Alfredo Fraomeni and Galeno Capital S.A.U. The closing of the transaction is subject to the prior compliance with the conditions set out in the offer, including receipt of the Argentine Central Bank’s approval.

The price offered is subject to certain adjustment variables, the effect of which may vary according to the time when the transaction is finally. Notwithstanding the foregoing, we believe that the economic result of the transaction will not have a significant impact on the Company’s shareholders’ equity.

The percentage of the controlled companies’ Shareholders’ Equity owned by third parties has been disclosed in the Balance Sheet, under the “Minority Interest in Consolidated Controlled Companies” account.

The gain (loss) on the minority interest is disclosed in the Income Statement under “Minority Interest Gain (Loss).”

The minority interest percentages at period/fiscal year-end are as follows:

Information as of:	09.30.17 (unaudited)	12.31.16

Cobranzas Regionales S.A.	23.00000%	23.00000%
Galicia Broker Asesores de Seguros S.A.	0.00561%	0.00561%
Galicia Retiro Compañía de Seguros S.A.	0.00009%	0.00009%
Galicia Seguros S.A.	0.00022%	0.00022%
Procesadora Regional S.A.	21.85000%	21.85000%
Tarjeta Naranja S.A.	23.00000%	23.00000%
Tarjetas Cuyanas S.A.	23.00000%	23.00000%
Tarjetas del Mar S.A.	-	40.00000%
Tarjetas Regionales S.A. (*)	23.00000%	23.00000%

(*) In August 2017, Grupo Financiero Galicia S.A. accepted an irrevocable offer to sell 6% of the equity interest in Tarjetas Regionales S.A. held by Messrs. Juan Carlos Angulo, Alejandro Pedro Angulo, Miguel Angel Innocenti, and José Luis Innocenti. See Note 16.B to the financial statements.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 3. GOVERNMENT AND PRIVATE SECURITIES

As of September 30, 2017 and December 31, 2016, holdings of government and private securities were as follows:

	09.30.17 (unaudited)	12.31.16
Government Securities
Holdings Recorded at Fair Market Value
Government Bonds	3,715,145	3,228,759
Total Holdings Recorded at Fair Market Value	3,715,145	3,228,759
Holdings Recorded at their Acquisition Cost plus the I.R.R.
Government Bonds	3,609,185	1,922,473
Total Holdings Recorded at their Acquisition Cost plus the I.R.R.	3,609,185	1,922,473
Instruments Issued by the Argentine Central Bank
Argentine Central Bank Bills at Fair Market Value	22,499,311	1,576,204
Argentine Central Bank Bills for Repo Transactions	2,270,722	-
Argentine Central Bank Bills at Acquisition Cost plus the I.R.R.	125,847	6,973,364
Total Instruments Issued by the Argentine Central Bank	24,895,880	8,549,568
Total Government Securities	32,220,210	13,700,800
Private Securities
Shares	543	-
Total Private Securities	543	-
Total Government and Private Securities	32,220,753	13,700,800

NOTE 4. LOANS

The lending activities carried out by the Company’s subsidiaries are as follows:

a. Loans to the Non-financial Public Sector: They are primarily loans to the Argentine National Government and to Provincial Governments.

b. Loans to the Financial Sector: They represent loans to banks and local financial institutions.

c. Loans to the Non-financial Private Sector and Residents Abroad: They include the following types of loans:

Overdrafts: Short-term obligations issued in favor of customers.

Promissory Notes: Endorsed promissory notes, discount and factoring.

Mortgage Loans: Loans for the purchase of real estate for housing purposes, secured by such purchased real estate or commercial loans secured by real estate mortgages.

Collateral Loans: Loans in which a pledge is granted as collateral, as an integral part of the loan instrument.

Credit Card Loans: Loans granted to credit card holders.

Personal Loans: Loans to natural persons.

Others: This item primarily involves export prefinancing loans and short-term placements in banks abroad.

According to the Argentine Central Bank regulations, the loan portfolio breaks down as follows: The non-financial public sector, the financial sector and the non-financial private sector and residents abroad. Moreover, the Company must disclose the type of collateral established on the applicable loans to the non-financial private sector.

As of September 30, 2017 and December 31, 2016, the classification of the loan portfolio was as follows:

	09.30.17	12.31.16

Non-financial Public Sector	11,159	14,359
Financial Sector	4,105,722	2,098,037
Non-financial Private Sector and Residents Abroad	175,608,935	140,046,017
With Preferred Guarantees	7,281,163	3,321,515
With Other Collateral	21,137,316	18,834,154
With No Collateral	147,190,456	117,890,348
Subtotal	179,725,816	142,158,413
Allowance for Loan Losses	(5,982,169)	(4,706,758)
Total	173,743,647	137,451,655

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

These loans were granted in the normal course of business with standard terms, interest rates, and collateral requirements.

NOTE 5. STATEMENT OF DEBTORS’ STATUS

The loan portfolio classification pursuant to the loan classification criteria set forth by the Argentine Central Bank is detailed as follows:

COMMERCIAL LOAN PORTFOLIO

Classification:	Description

Normal

Cash flow analysis shows that the customer is widely able to meet all of its financial commitments. Among the indicators that can reflect this situation, the following are worth noting: The customer shows a liquid financial situation, regularly complies with the payment of its obligations, has a qualified and honest management, has an appropriate information system, belongs to a sector of the economic activity or to a business sector that shows an acceptable future trend and is competitive with regard to the activities it conducts.

With Special Follow-Up – Under Observation

Cash flow analysis shows, at the time of carrying out the analysis, that the customer is able to meet all of its financial commitments. However, there are possible situations that, in case they are not duly controlled or else solved, could compromise the customer’s future repayment capacity.

With Special Follow-Up – Under Negotiation or under Refinancing Agreements	This category includes those customers who, when unable to meet their financial commitments pursuant to the terms and conditions agreed, irrefutably state their intention to refinance their debt.
With Problems

Cash flow analysis shows that the customer is unable to meet its financial commitments in a normal manner and that, in case such problems are not solved, they could result in a loss for the financial institution.

High Risk of Insolvency	Cash flow analysis shows that the customer is highly unlikely to meet all of its financial commitments.
Uncollectible

Customers’ debts included in this category are considered uncollectible. Even though there is some possibility of recovering these assets under certain circumstances in the future, it is evident they are uncollectible at the time of the analysis.

CONSUMER AND HOUSING LOAN PORTFOLIO

Classification:	Description

Normal Performance

This category includes customers who duly and timely comply with the payment of their commitments, or else with payment in arrears of less than 31 days. Provisional overdrafts shall be considered normal until day 61 from the granting date.

Inadequate Performance	This category includes customers with occasional late payments at the time of meeting their commitments, with payments in arrears of more than 31 days and up to 90 days.
Deficient Performance	This category includes customers who show some inability to meet their commitments, with payments in arrears of more than 90 days and up to 180 days.
Difficult Collection

This category includes customers with payments in arrears of more than 180 days and up to one year, or who are subject to judicial proceedings for collection, if their payments in arrears do not exceed one year.

Uncollectible	This category includes insolvent or bankrupt customers, with little or no possibility of collection, or with payments in arrears in excess of one year.

The “financing” category includes the items with regard to which debtors should be classified, from the point of view of the debtors’ creditworthiness, recorded under the accounts detailed below:

	09.30.17 (unaudited)	12.31.16

Loans	179,725,816	142,158,413
Other Receivables Resulting from Financial Brokerage	3,252,120	3,198,881
Receivables from Financial Leases	1,465,525	969,532
Miscellaneous Receivables	124,249	132,722
Contingent Liabilities	14,555,710	11,465,674
Total	199,123,420	157,925,222

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

As of September 30, 2017 and December 31, 2016, the classification of debtors was as follows:

	09.30.17 (unaudited)	12.31.16
COMMERCIAL LOAN PORTFOLIO
Normal	77,558,327	55,998,509
Backed by Preferred Guarantees and Counter-guarantees “A”	110,215	117,608
Backed by Preferred Guarantees and Counter-guarantees “B”	4,783,251	2,787,547
With No Preferred Guarantees or Counter-guarantees	72,664,861	53,093,354
With Special Follow-Up – Under Observation	65,505	124,037
Backed by Preferred Guarantees and Counter-guarantees “A”	7,659	-
Backed by Preferred Guarantees and Counter-guarantees “B”	4,471	50,931
With No Preferred Guarantees or Counter-guarantees	53,375	73,106
With Problems	80,068	75,354
Backed by Preferred Guarantees and Counter-guarantees “B”	51,357	39,697
With No Preferred Guarantees or Counter-guarantees	28,711	35,657
High Risk of Insolvency	118,486	91,686
Backed by Preferred Guarantees and Counter-guarantees “A”	-	395
Backed by Preferred Guarantees and Counter-guarantees “B”	22,682	29,696
With No Preferred Guarantees or Counter-guarantees	95,804	61,595
Uncollectible	319	16,989
Backed by Preferred Guarantees and Counter-guarantees “B”	-	249
With No Preferred Guarantees or Counter-guarantees	319	16,740
Total Commercial Loan Portfolio	77,822,705	56,306,575

CONSUMER AND HOUSING LOAN PORTFOLIO
Normal	112,706,832	94,438,835
Backed by Preferred Guarantees and Counter-guarantees “A”	18,435	19,119
Backed by Preferred Guarantees and Counter-guarantees “B”	3,577,582	1,318,010
With No Preferred Guarantees or Counter-guarantees	109,110,815	93,101,706
Low Risk	2,875,652	2,621,212
Backed by Preferred Guarantees and Counter-guarantees “A”	1,567	13
Backed by Preferred Guarantees and Counter-guarantees “B”	7,668	17,422
With No Preferred Guarantees or Counter-guarantees	2,866,417	2,603,777
Medium Risk	1,939,348	1,700,581
Backed by Preferred Guarantees and Counter-guarantees “A”	392	-
Backed by Preferred Guarantees and Counter-guarantees “B”	10,959	12,269
With No Preferred Guarantees or Counter-guarantees	1,927,997	1,688,312
High Risk	2,506,258	2,005,901
Backed by Preferred Guarantees and Counter-guarantees “A”	303	-
Backed by Preferred Guarantees and Counter-guarantees “B”	4,004	10,085
With No Preferred Guarantees or Counter-guarantees	2,501,951	1,995,816
Uncollectible	1,265,125	844,958
Backed by Preferred Guarantees and Counter-guarantees “A”	91	272
Backed by Preferred Guarantees and Counter-guarantees “B”	31,098	5,020
With No Preferred Guarantees or Counter-guarantees	1,233,936	839,666
Uncollectible due to Technical Reasons	7,500	7,160
With No Preferred Guarantees or Counter-guarantees	7,500	7,160
Total Commercial and Housing Loan Portfolio	121,300,715	101,618,647
Grand Total	199,123,420	157,925,222

The management and mitigation of credit risk are described in Note 35 on risk management policies.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 6. ALLOWANCES FOR LOAN LOSSES

The changes in allowances for loan losses as of September 30, 2017 and December 31, 2016 were as follows:

	09.30.17 (unaudited)	12.31.16

Balances at Beginning of Fiscal Year	4,706,758	3,559,994
Increases	3,446,433	3,388,865
Decreases	2,171,022	2,242,101
Reversals	688,478	312,443
Uses	1,482,544	1,929,658
Balances at Period/Fiscal Year-end	5,982,169	4,706,758

NOTE 7. OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE – OTHERS NOT INCLUDED IN THE DEBTOR CLASSIFICATION REGULATIONS

As of September 30, 2017 and December 31, 2016, the breakdown of the account “Others Not Included in the Debtor Classification Regulations” was as follows:

	09.30.17 (unaudited)	12.31.16
Unlisted Participation Certificates and Debt Securities in Financial Trusts	1,725,690	1,643,294
Unlisted Mutual Funds	2,468,775	2,466,372
Others	676	1,250
Total	4,195,141	4,110,916

NOTE 8. DERIVATIVE INSTRUMENTS

The amounts of transactions conducted as of period/fiscal year-end, net of eliminations between affiliated companies, when appropriate, are detailed as follows:

Item	Underlying Asset	Type of Settlement	Amount as of
			09.30.17 (unaudited)	12.31.16
Forward Purchase – Sale of Foreign Currency
Purchases	Foreign currency	Settlement on a daily basis	18,645,454	16,144,003
Sales	Foreign currency	Settlement on a daily basis	19,234,311	11,066,971
Purchases by Customers	Foreign currency	Settlement on a daily basis	1,286,284	215,072
Sales by Customers	Foreign currency	Settlement on a daily basis	3,075,679	1,195,463
Interest Rate Swaps
Swaps	Others	Other	1,000	75,000
Repo Transactions
Forward Purchases	Argentine Government Securities	With delivery of the underlying asset	998,652	1,783,342
Forward sales	Argentine Government Securities	With delivery of the underlying asset	2,122,310	-
Call Options Bought and Written on Futures
Call Options Written on Dollar	Dollar	Settlement on a daily basis	-	10,200
Call Options Bought on Gold	Gold	Settlement on a daily basis	-	149,512
Call Options Written on Gold	Gold	Settlement on a daily basis	-	164,463

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 9. EQUITY INVESTMENTS

As of September 30, 2017 and December 31, 2016, the breakdown of “Equity Investments” was as follows:

	09.30.17 (unaudited)	12.31.16

In Financial Institutions, and Supplementary and Authorized Activities
Banco Latinoamericano de Exportaciones S.A.	8,586	7,858
Mercado de Valores de Buenos Aires S.A.	-	2,749
Prisma Medios de Pagos S.A. (Ex Visa Argentina S.A.)	7,836	7,836
Others	833	829
Total Equity Investments in Financial Institutions, Supplementary and Authorized Activities	17,255	19,272
In Non-financial Institutions
Aguas Cordobesas S.A.(*)	-	8,911
Distrocuyo S.A.	3,955	3,955
Electrigal S.A.	5,455	5,455
Nova Re Compañía Argentina de Reaseguros S.A. (**)	-	14,716
Others	1,293	1,256
Total Equity Investments in Non-financial Institutions	10,703	34,293
Provisions	(56)	(601)
Total	27,902	52,964

(*) During the current period, Banco de Galicia y Bs. As. S.A. accepted an offer to buy its entire equity interest in Aguas Cordobesas S.A. The offer comprised 3,250,000 Class “E” shares, out of which 2,350,000 shares were freely transferable, and was settled, in part, by an initial cash payment of $38,335. In October 2017, the Government of the Province of Córdoba, in its capacity as grantor of the service delivered by such company, authorized the transfer of the remaining 900,000 Class “E” shares, in exchange for $9,665 in cash as consideration for the remaining balance.

(**) In September, Sudamericana Holding S.A. disposed of its equity interest in Nova Re Compañía de Reaseguros S.A.

NOTE 10. MISCELLANEOUS RECEIVABLES - OTHERS

As of September 30, 2017 and December 31, 2016, the breakdown of “Miscellaneous Receivables - Others” was as follows:

	09.30.17 (unaudited)	12.31.16

Sundry Debtors	466,156	396,380
Deposits as Collateral	1,631,604	1,536,664
Tax Advances	1,376,259	1,159,971
Payments in Advance	426,713	313,109
Others	140,106	45,862
Total	4,040,838	3,451,986

NOTE 11. BANK PREMISES AND EQUIPMENT

As of September 30, 2017 and December 31, 2016, the breakdown of “Bank Premises and Equipment” was as follows:

	09.30.17 (unaudited)	12.31.16

Real Estate	3,037,166	2,050,436
Furniture and Fixtures	639,148	578,779
Machines and Equipment	2,391,157	1,840,000
Vehicles	38,022	30,739
Others	40,293	36,727
Accumulated Depreciation	(1,925,048)	(1,663,129)
Total	4,220,738	2,873,552

As of September 30, 2017 and 2016, the depreciation charge amounted to $331,192 and $209,794, respectively.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 12. MISCELLANEOUS ASSETS

As of September 30, 2017 and December 31, 2016, the breakdown of “Miscellaneous Assets” was as follows:

	09.30.17 (unaudited)	12.31.16

Work in Progress	191,507	947,590
Advances for Purchase of Assets	94,320	86,042
Works of Art	1,665	1,665
Assets Acquired through Foreclosures	16,085	2,259
Stationery and Office Supplies	99,636	64,566
Other Miscellaneous Assets	131,166	119,115
Total	534,379	1,221,237

As of September 30, 2017 and 2016, the depreciation and loss charge amounted to $1,264 and $966, respectively.

NOTE 13. INTANGIBLE ASSETS

As of September 30, 2017 and December 31, 2016, the breakdown of “Intangible Assets” was as follows:

	09.30.17 (unaudited)	12.31.16

Goodwill Net of Accumulated Amortization amounting to $49,465 and $43,823, respectively.	-	5,642
Organization and Development Expenses Net of Accumulated Amortization amounting to $2,730,629 and $2,289,406, respectively.	3,110,896	2,576,613
Total	3,110,896	2,582,255

As of September 30, 2017 and 2016, the amortization charge amounted to $499,786 and $570,303, respectively.

NOTE 14. OTHER ASSETS

The account “Other Assets” includes assets related to insurance activity. As of September 30, 2017 and December 31, 2016, the breakdown of this account was as follows:

	09.30.17 (unaudited)	12.31.16

Premiums Receivable	561,776	532,531
Receivables from Reinsurers	-	11,600
Commissions Receivable	9,123	8,517
Others	1,919	1,870
Allowances	(21,841)	(15,378)
Total	550,977	539,140

NOTE 15. RESTRICTED ASSETS AND OTHER CONTINGENT LIABILITIES

Pursuant to the Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. shall maintain a monthly average liquidity level.

As of September 30, 2017, the balances recorded by such institution as computable items are as follows:

Item	$	US$	Euros(*)
Checking Accounts at the Argentine Central Bank	8,572,510	1,008,714	16
Special Guarantees Accounts at the Argentine Central Bank	2,864,652	5,300	-
Total Computable Items to Meet Minimum Cash Requirements	11,437,162	1,014,014	16

(*) Stated in thousands of US$.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

As of September 30, 2017, the ability to freely dispose of certain assets corresponding to the controlled companies was restricted as follows:

BANCO DE GALICIA Y BUENOS AIRES S.A.

a)	Cash and Government Securities

$
- For margin requirements and reverse and repo transactions	110,961
- For transactions carried out at RO.F.EX.	391,316
- For debit / credit cards transactions	1,028,392
- For attachments	226
- Liquidity required to conduct transactions as agents at the C.N.V.	18,402
- For the contribution to the M.A.E.’s Joint Guarantee Fund (Fondo de Garantía Mancomunada)	21,522
- For other transactions	7,173

b)	Special Guarantees Accounts

Special guarantee accounts have been opened at the Argentine Central Bank as collateral for transactions involving electronic clearing houses, checks for settling debts and other similar transactions, which, as of September 30, 2017, amounted to $2,927,476.

c)	Deposits in favor of the Argentine Central Bank

$
- Unavailable deposits related to foreign exchange transactions	533

d)	Equity Investments

The account “Equity Investments” includes 1,222,406 non-transferable non-endorsable registered ordinary shares of Electrigal S.A., the transfer of which is subject to the prior approval of the applicable national authorities, under the terms of the concession contract signed.

e)	Contributions to Garantizar S.G.R.’s Risk Fund

Banco de Galicia y Buenos Aires S.A., in its capacity as a sponsoring partner of Garantizar S.G.R.’s Risk Fund, is committed to maintaining the contributions made to the fund for two (2) years. As of September 30, 2017, the Bank’s contribution amounts to $100,000.

f)	Guarantees Granted for Direct Obligations

$
PROPARCO’s credit lines	36,650
Credit Program granted to the province of San Juan	53,435
Regional Economies Competitiveness Program (PROCER, as per its initials in Spanish)	191,258

COMPAÑÍA FINANCIERA ARGENTINA S.A.

$
- For debit / credit cards transactions	14,612
- For attachments	494
- For transactions at M.A.E.	165
- For lawsuits	944
- For repo transactions	36,145
- Special guarantees accounts at the Argentine Central Bank for transactions involving electronic clearing houses	37,034

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

As of the date of these financial statements, attachments are fully included in a provision.

GALICIA VALORES S.A.

$
- Liquidity required to conduct transactions as agents at the C.N.V.	4,275

TARJETA NARANJA S.A.

$
- Attachments in connection with lawsuits	460
- Guarantees related to lease agreements	2,759

TARJETAS CUYANAS S.A.

$
Guarantees related to lease agreements	1,672

As September 30, 2017 and December 31, 2016, the total amount of restricted assets for the aforementioned items in the aforementioned controlled companies was $4,985,904 and $4,734,297, respectively.

NOTE 16. NOTES

The following is a breakdown of the Global Programs for the Issuance of Notes outstanding:

Company	Authorized Amount (*)	Type of Notes	Term of Program	Date of Approval by Shareholders’ Meeting	Approval by the C.N.V.
Grupo Financiero Galicia S.A.	US$100,000	Simple notes, not convertible into shares	5 years	03.09.09 confirmed on 08.02.12	Resolution No. 16,113 dated 04.29.09 and extended through Resolution No. 17,343 dated 05.08.14 Authorization of the increase, Resolution No. 17,064 dated 04.25.13
Banco de Galicia y Buenos Aires S.A.	US$1,100,000	Simple notes, not convertible into shares, subordinated or not, to be adjusted or not, secured or unsecured.	5 years	04.28.05, 04.14.10, 04.29.15, 04.26.16 and 11.09.16

Resolution No. 15,228 dated 11.04.05 and extended through Resolution No. 16,454 dated 11.11.10 and Resolution No. 17,883 dated 11.20.15 Increase of the authorized amount through Resolution No. 17,883 dated 11.20.15, Resolution No. 18,081 dated 06.10.16 and Resolution No. 18,480 dated 01.26.17

Compañía Financiera Argentina S.A.	US$250,000	Simple notes, not convertible into shares	5 years	11.21.05, 10.08.07, 11.25.10 and 04.17.15

Resolution No. 15,440 dated 08.03.06, extended through Resolution No. 16,505 dated 01.27.11 and Resolution No. 17958 dated 01.08.16 Increase of the authorized amount through Resolution No. 15,848 dated 03.19.08 and Resolution No. 16,505 dated 01.27.11

Tarjeta Naranja S.A.	US$650,000	Simple notes, not convertible into shares	5 years	03.08.12	Resolution No. 16,822 dated 05.23.12 and extended through Resolution No. 17,676 dated 05.21.15
Tarjetas Cuyanas S.A.	US$250,000	Simple notes, not convertible into shares	5 years	03.30.10 confirmed on 04.06.10 and 02.15.13	Resolution No. 16,328 dated 05.18.10 Authorization of the increase, Resolution No. 17,072 dated 05.02.13
Tarjetas del Mar S.A.	US$75,000	Simple notes, not convertible into shares	5 years	03.19.15	Resolution No. 17,969 dated 01.21.16

(*) Or its equivalent in any other currency.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

The Company has the following Unsubordinated Notes outstanding issued under the other Global Programs detailed in the table above as of the close of the period/fiscal year:

Company	Date of Placement	Currency	Class No.	Face Value	Type(**)	Term	Maturity Date	Rate	Book Value (*)		Issuance Authorized by the C.N.V.
									09.30.17 (unaudited)	12.31.16
Grupo Financiero Galicia S.A.	01.30.14	$	V Series II	$78,200	Simple	36 months	01.31.17	Variable Badlar + 5.25%	-	81,632	04.25.13
Grupo Financiero Galicia S.A.(***)	10.23.14	$	VI Series II	$109,845	Simple	36 months	10.23.17	Variable Badlar + 4.25%	109,825	115,114	10.03.14
Grupo Financiero Galicia S.A.	07.27.15	$	VII	$160,000	Simple	24 months	07.27.17	(1)	-	164,075	07.16.15
Banco de Galicia y Bs. As. S.A.	05.04.11	US$	-	US$ 300,000	Simple	84 months	-	(2)(5)(***)	-	4,685,866	04.14.11
Banco de Galicia y Bs. As. S.A.	07.19.16	US$	-	US$ 250,000	Subordinated	120 months (3)	-	(4)(5)	4,360,056	4,065,255	06.23.16
Banco de Galicia y Bs. As. S.A.	02.17.17	$	-	US$ 150,537	Simple	36 months	-	(6)	2,422,474	-	02.06.17
Banco de Galicia y Bs. As. S.A.	05.18.17	$	-	$2,000,000	Simple	36 months	-	(7)	1,972,249	-	05.08.17
Compañía Financiera Argentina S.A.	05.05.15	$	XIV	$249,000	Simple	21 months	02.05.17	27.24% fixed up to the ninth month, then variable Badlar + 4.25%	-	72,696	04.15.15
Compañía Financiera Argentina S.A.	07.30.15	$	XV	$210,000	Simple	21 months	04.30.17	27.99% fixed up to the ninth month, then variable Badlar + 4.50%	-	106,098	07.22.15
Compañía Financiera Argentina S.A.	02.02.16	$	XVI	$300,000	Simple	21 months	08.02.17	Variable Badlar + 4.50%	-	265,641	01.21.16
Compañía Financiera Argentina S.A.	05.24.16	$	XVII Series I	$58,333	Simple	18 months	11.24.17	Minimum 36% fixed up to the third month, then variable Badlar + 4%	59,673	67,125	05.12.16

(*) Includes principal and interest, net of eliminations when appropriate.

(**) Not convertible into shares.

(***) Settled upon maturity.

(1) Annual nominal 27% fixed rate during the first nine months, and variable BADLAR plus a nominal annual 4.25% rate for the following 15 months.

(2) On May 4, 2017, Banco de Galicia y Buenos Aires S.A. redeemed all outstanding notes due 2018, at a price equal to 100% of their residual face value, plus accrued and unpaid interest up to, but excluding, the redemption date.

(3) Amortization shall be fully made upon maturity, on July 19, 2026, unless redeemed, at the issuer’s option, fully at a price equal to 100% of the outstanding principal plus accrued and unpaid interest.

(4) Fixed 8.25% rate (as from the issuance date to July 19, 2021, inclusively); and margin to be added to the nominal Benchmark Readjustment Rate of 7.156% p.a. to the due date of Notes. Such interest shall be payable semiannually on January 19 and July 19 as from 2017.

(5) The net proceeds from this issuance of notes was applied to investments in working capital, other loans and other uses envisaged by the provisions of the Law on Notes and the Argentine Central Bank regulations.

(6) Variable rate equal to the simple arithmetic average of private Badlar, plus 2.69%, which will be payable quarterly as from May 17, 2017.

(7) Variable rate equal to the simple arithmetic average of private Badlar, plus 2.98%, which will be payable quarterly as from August 18, 2017.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Company	Date of Placement	Currency	Class No.	Face Value	Type(**)	Term	Maturity Date	Rate	Book Value (*)		Issuance

									09.30.17	12.31.16	Authorized by the C.N.V.

Tarjeta Naranja S.A.	06.29.16	$	XXXIV Series I	$124,603	Simple	548 days	12.29.17	Minimum 32% Rate / Badlar + 3.38%	85,727	104,326	06.21.16
Tarjeta Naranja S.A.	06.29.16	$	XXXIV Series II	$475,397	Simple	1461 days	06.29.20	Minimum 32% Rate / Badlar + 4.67%	471,295	466,443	06.21.16
Tarjeta Naranja S.A.	09.27.16	$	XXXV Series I	$225,611	Simple	546 days	03.27.18	Minimum 26% Rate / Badlar +2.99%	226,338	224,641	09.15.16
Tarjeta Naranja S.A.	09.27.16	$	XXXV Series II	$774,389	Simple	1461 days	09.27.20	Minimum 26% Rate / Badlar + 3.99%	745,410	752,188	09.15.16
Tarjeta Naranja S.A.	07.12.16	$	XXXVI Series I	$210,571	Simple	547 days	06.07.18	Minimum 25.25% Rate/Badlar + 3.25%	209,718	195,727	11.23.16
Tarjeta Naranja S.A.	07.12.16	$	XXXVI Series II	$636,409	Simple	1095 days	12.07.19	Minimum 25.25% Rate/Badlar + 4.00%	633,248	555,599	11.23.16
Tarjeta Naranja S.A.	11.04.17	$	XXXVII	$3,845,700	Simple	1,826 days	04.11.22	Minimum 15% Rate / Badlar + 3.50%	4,005,534	-	03.30.17
Tarjetas Cuyanas S.A.	02.20.15	$	XIX Series II	$75,555	Simple	731 days	02.20.17	Variable Badlar + 4.95%	-	10,430	02.06.15
Tarjetas Cuyanas S.A.	08.12.15	$	XXI	$232,000	Simple	550 days	02.12.17	Variable Badlar + 4.50%	-	206,897	07.29.15
Tarjetas Cuyanas S.A.	11.13.15	$	XXII	$300,000	Simple	547 days	05.13.17	Variable Badlar + 4.25%	-	309,797	11.03.15
Tarjetas Cuyanas S.A.	03.16.16	$	XXIII	$242,000	Simple	549 days	09.16.17	Variable Badlar + 4.99%	-	166,130	03.07.16
Tarjetas Cuyanas S.A.(***)	05.05.16	$	XXIV Series I	$65,691	Simple	549 days	11.05.17	Variable Badlar + 4.08%	68,263	68,191	04.22.16
Tarjetas Cuyanas S.A.	05.05.16	$	XXIV Series II	$234,309	Simple	1095 days	05.05.19	Variable Badlar + 4.98%	206,938	192,163	04.22.16
Tarjetas Cuyanas S.A.	26.07.16	$	XXV	$400,000	Simple	1461 days	07.26.20	Variable Badlar + 3.94%	411,992	367,786	07.13.16
Tarjetas Cuyanas S.A.	10.24.16	$	XXVI Series I	$149,763	Simple	547 days	04.24.18	Variable Badlar + 2.75%	153,348	157,018	10.14.16

(*) Includes principal and interest, net of eliminations when appropriate.

(**) Not convertible into shares.

(***) Settled upon maturity.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Company	Date of Placement	Currency	Class No.	Face Value	Type(**)	Term	Maturity Date	Rate	Book Value (*)		Issuance

									09.30.17 (unaudited)	12.31.16	Authorized by the C.N.V.

Tarjetas Cuyanas S.A.	10.24.16	$	XXVI Series II	$350,237	Simple	1,461 days	10.24.20	Variable Badlar + 4.00%	302,689	367,202	10.14.16
Tarjetas Cuyanas S.A.	02.10.17	$	XXVII Series II	$500,000	Simple	1,095 days	02.10.20	Variable Badlar Rate + 3.50	510,350	-	02.02.17
Tarjetas Cuyanas S.A.	06.09.17	$	XXVIII Series I	$128,175	Simple	730 days	06.09.19	Variable Badlar + 3.05%	70,799	-	05.29.17
Tarjetas Cuyanas S.A.	06.09.17	$	XXVIII Series II	$371,825	Simple	1,461 days	06.09.21	Variable Badlar + 3.7%	369,066	-	05.29.17
Tarjetas del Mar S.A.	02.19.16	$	I	$150,000	Simple	18 months	08.19.17	Variable Badlar + 4.5%	-	127,264	02.04.16
Total									19,750,561	17,060,555

(*) Includes principal and interest, net of eliminations when appropriate.

(**) Not convertible into shares.

NOTE 17. OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE - OTHERS

As of September 30, 2017 and December 31, 2016, the breakdown of “Other Liabilities Resulting from Financial Brokerage - Others” was as follows:

	09.30.17 (unaudited)	12.31.16
Collections and Other Transactions on Account of Third Parties	3,195,755	3,220,207
Liabilities due to Financing of Purchases	20,430,048	20,812,777
Other Withholdings and Additional Withholdings	1,226,711	1,518,962
Correspondent Transactions on Our Account	633,774	1,142,363
Liabilities Subject to Minimum Cash Requirements	252,326	362,641
Miscellaneous Liabilities not Subject to Minimum Cash Requirements	2,246,264	2,362,934
Commissions Accrued Payable	161,316	111,483
Others	228,047	186,072
Total	28,374,241	29,717,439

NOTE 18. MISCELLANEOUS LIABILITIES - OTHERS

As of September 30, 2017 and December 31, 2016, the breakdown of “Miscellaneous Liabilities - Others” was as follows:

	09.30.17 (unaudited)	12.31.16
Sundry Creditors	1,999,527	1,211,243
Taxes Payable	3,982,399	2,956,416
Salaries and Social Security Contributions Payable	1,413,491	1,175,348
Others	521,029	419,290
Total	7,916,446	5,762,297

NOTE 19. PROVISIONS

As of September 30, 2017 and December 31, 2016, the breakdown of “Provisions” was as follows:

	09.30.17 (unaudited)	12.31.16
Severance Payments	52,973	46,349
Contingent Commitments	14,956	23,482
Other Contingencies	535,761	303,095
Differences due to Dollarization of Judicial Deposits	12,619	11,558
Total	616,309	384,484

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 20. OTHER LIABILITIES

The account “Other Liabilities” includes liabilities related to the insurance activity. As of September 30, 2017 and December 31, 2016, the breakdown of this account was as follows:

	09.30.17 (unaudited)	12.31.16
Debts with Insureds	247,986	170,890
Debts with Reinsurers	4,048	4,816
Debts with Co-insurers	2,303	5,190
Debts with Insurance Brokers	118,949	122,235
Statutory Reserves	373,247	304,782
Others	19,014	21,471
Total	765,547	629,384

NOTE 21. MEMORANDUM ACCOUNTS – CONTROL DEBIT ACCOUNTS - OTHERS

As of September 30, 2017 and December 31, 2016, the breakdown of “Control Debit Accounts—Others” was as follows:

	09.30.17 (unaudited)	12.31.16
Securities Held in Custody	568,458,633	258,872,060
Values for Collection	19,514,689	18,309,418
Security Agent Function	25,641,831	23,468,166
Others	2,757,717	4,322,384
Total	616,372,870	304,972,028

NOTE 22. TRUST AND SECURITY AGENT ACTIVITIES

a) Trust Contracts for Purposes of Guaranteeing Compliance with Obligations:

Purpose: In order to guarantee compliance with its contractual obligations, the parties to these agreements have agreed to deliver to Banco de Galicia y Buenos Aires S.A., as fiduciary property, amounts to be applied according to the following breakdown:

Date of Contract	Trustor	Balances of Trust Funds		Maturity Date(1)
		$	US$
12.07.10	Fondo Fiduciario Aceitero	15,287	-	12.31.17
04.17.12	Exxon Mobil	4,193		04.19.19
04.29.13	Profertil	513	116,500	04.30.18
10.21.13	Sinteplast	12	-	12.31.17
12.20.13	Los Cipreses	9	-	12.31.17
09.12.14	Coop. de Trab. Portuarios	1,077	-	09.12.18
09.30.15	Las Blondas IV and V	187	-	11.28.18
04.14.16	Rios Belt	25,129	-	04.14.19
06.28.17	Dist. Gas del Centro	34,119		06.28.18
07.19.17	Dist. Gas Cuyana	91,498		07.19.18
08.08.17	Dist. Gas del Centro	59,050		08.08.18
	Total	231,074	116,500

(1) These amounts shall be released monthly until settlement date of trustor obligations or maturity date, whichever occurs first.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

b) Financial Trust Contracts:

Purpose: To administer and exercise the fiduciary ownership of the trust assets until the redemption of debt securities and participation certificates:

		Balances of Trust
Date of Contract	Trust	Funds	Maturity Date
		$
10.12.05	Hydro I	15	12.31.17 (2)
12.06.06	Gas I	45,554	12.31.17 (3)
05.06.08	Agro Nitralco II	36	12.31.17 (3)
05.14.09	Gas II	4,781,272	12.31.22 (3)
02.10.11	Cag S.A.	449	12.31.17 (3)
06.08.11	Mila III	358	12.31.17 (3)
09.01.11	Mila IV	1,144	12.31.17 (3)
09.14.11	Cag S.A. II	683	12.31.17 (3)
05.31.12	Fideicred Agro Series I	3	12.31.17 (3)
12.27.12	Pla I	63	12.31.17 (3)
09.18.13	Don Mario Semillas Series I	118	12.31.17 (3)
11.05.13	Pla II	7	12.31.17 (3)
11.21.13	Comafi Prendas I	102	09.29.18(3)
02.13.14	Mila V	2,592	05.20.20(3)
06.06.14	Mila VI	1,964	10.20.20(3)
06.18.14	Red Surcos II	1	12.31.17 (3)
07.08.14	Don Mario Semillas Series II	133	12.31.17 (3)
07.24.14	Fideicred Atanor III	77	12.31.17 (3)
07.22.14	Don Mario Semillas Series III	157	12.31.17 (3)
07.25.14	Fedeicred Agro Series II	7	12.31.17 (3)
10.03.14	Mila VII	3,739	01.20.21(3)
12.02.14	Mas Cuotas Series I	146	12.31.17 (3)
01.13.15	Red Surcos III	775	12.31.17 (3)
01.27.15	Mila VIII	10,809	06.15.21(3)
05.18.15	Mila IX	14,936	09.15.21(3)
12.02.14	Mas Cuotas Series II	231	12.31.17 (3)
08.24.15	Mila X	19,424	12.20.21(3)
10.30.15	Mila XI	27,638	01.15.22(3)
12.09.15	Fedeicred Agro Series III	5	12.31.17 (3)
01.07.16	Mas Cuotas Series III	232	12.31.17 (3)
01.14.16	Mila XII	34,740	11.15.21(3)
02.05.16	Red Surcos IV	1,035	12.31.17 (3)
05.13.16	Mila XIII	51,257	09.15.22(3)
06.15.16	Mas Cuotas Series IV	891	11.15.17(3)
09.01.16	Mila XIV	52,862	01.31.23(3)
09.15.16	Mas Cuotas Series V	1,544	12.31.17 (3)
10.27.16	Mila XV	71,254	03.31.23(3)
12.06.16	Mas Cuotas Series VI	75,656	02.15.18(3)
01.10.17	Mila XVI	84,055	06.30.23(3)
02.24.17	Mila XVII	124,926	09.30.23(3)
03.23.17	Mas Cuotas Series VII	152,813	01.15.18(3)
05.29.17	Fedeicred Agro Series IV	215,725	09.30.18(3)
06.12.17	Mila XVIII	114,976	01.31.24(3)
06.21.17	Mas Cuotas Series VIII	451,228	02.15.18(3)
08.16.17	Mas Cuotas Series IX	492,881	05.15.18(3)
	Totals	6,838,513

(2) These amounts shall be released monthly until redemption of debt securities.

(3) Estimated date, since maturity date shall occur at the time of the distribution of all of trust assets.

c) Activities as Security Agent:

c.1) Banco de Galicia y Buenos Aires S.A. has been appointed Security Agent of the National Treasury’s endorsement guarantees in favor of ENARSA (Energía Argentina S.A.) that were assigned in favor of Nación Fideicomisos S.A. in its capacity as Trustee of the “ENARSA-BARRAGAN” and “ENARSA-BRIGADIER LOPEZ” financial trusts.

Said endorsement guarantees the secure payment of all obligations arising from the above-mentioned trusts.

Banco de Galicia y Buenos Aires S.A., in its capacity as Security Agent, will take custody of the documents regarding the National Treasury’s endorsement guarantees and will be in charge of managing all legal and notarial proceedings with respect to the enforcement thereof.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

As of September 30, 2017 and December 31, 2016, the balances recorded from these transactions amount to US$1,364,097 and $408, respectively.

c.2) In April 2013, at the time of entering into the Contract for the Fiduciary Assignment and Trust for Guarantee Purposes “Profertil S.A.,” Banco de Galicia y Buenos Aires S.A. was appointed security agent with regard to the Chattel Mortgage Agreement, a transaction that was completed on June 18, 2013, which additionally secures all the obligations undertaken.

As of September 30, 2017 and December 31, 2016, the balance recorded from these transactions amounts to US$116,500.

NOTE 23. ASSETS AND LIABILITIES IN FOREIGN CURRENCY

The balances of assets and liabilities in foreign currency (mainly in U.S. Dollars) as of September 30, 2017 and December 31, 2016 are detailed as follows.

Assets	09.30.17 (unaudited)	12.31.16

Cash and Due from Banks	22,636,417	39,486,988
Government and Private Securities	3,394,428	1,352,876
Loans	37,149,893	17,551,161
Other Receivables Resulting from Financial Brokerage	2,650,942	8,141,115
Receivables from Financial Leases	181,517	51,105
Equity Investments	8,798	8,032
Miscellaneous Receivables	170,027	158,634
Unallocated Items	5,847	7,918
Other Assets	1,506	13,559
Total	66,199,375	66,771,388

Liabilities	09.30.17 (unaudited)	12.31.16

Deposits	53,538,860	51,017,277
Other Liabilities Resulting from Financial Brokerage	8,362,580	13,287,379
Miscellaneous Liabilities	59,528	19,369
Subordinated Notes	4,360,056	4,065,255
Unallocated Items	2,412	7,005
Other Liabilities	5,129	-
Total	66,328,565	68,396,285

The management and mitigation of currency risk are described in Note 35 on risk management policies.

NOTE 24. BREAKDOWN OF THE ITEMS RECORDED UNDER “OTHERS” IN THE INCOME STATEMENT

Financial Expenses	09.30.17 (unaudited)	09.30.16 (unaudited)

Turnover Tax	2,439,831	1,927,941
Premiums for Repo Transactions	134,654	59,424
Adjustment due to Forward Transactions in Foreign Currency to be Settled in Pesos	225,583	190,790
Others	132,665	875
Total	2,932,733	2,179,030

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Income from Services	09.30.17 (unaudited)	09.30.16 (unaudited)

Commissions from Cards	6,359,526	4,823,770
Commissions from Insurance	244,710	349,949
Others	2,812,931	1,675,479
Total	9,417,167	6,849,198

Expenses from Services	09.30.17 (unaudited)	09.30.16 (unaudited)

Turnover Tax	871,614	687,567
Related to Credit Cards	969,132	731,109
Others	1,166,503	720,564
Total	3,007,249	2,139,240

Miscellaneous Income	09.30.17	09.30.16

Income from Sale of Bank Premises and Equipment	2,179	3,738
Income from Transactions with Miscellaneous Assets	-	1,741
Leases	3,093	2,660
Adjustments and Interest from Miscellaneous Receivables	176,871	251,406
Others	1,983	181,200
Total	184,126	440,745

Miscellaneous Losses	09.30.17	09.30.16

Adjustment to Interest on Miscellaneous Liabilities	1,114	946
Claims	96,888	50,903
Donations	42,876	35,541
Turnover Tax	79,674	22,085
Others	368,776	78,085
Total	589,328	187,560

NOTE 25. INCOME FROM INSURANCE ACTIVITIES

As of September 30, 2017 and 2016, the breakdown of “Income from Insurance Activities” was as follows:

	09.30.17 (unaudited)	09.30.16 (unaudited)

Premiums and Surcharges Accrued	2,364,036	2,566,844
Claims Accrued	(304,465)	(335,693)
Surrenders	(3,553)	(4,785)
Life and Ordinary Annuities	(4,128)	(3,493)
Underwriting and Operating Expenses	(856,277)	(404,253)
Other Income and Expenses	315,151	18,037
Total	1,510,764	1,836,657

NOTE 26. MINIMUM CAPITAL REQUIREMENTS

Grupo Financiero Galicia S.A. is not subject to the minimum capital requirements established by the Argentine Central Bank.

Furthermore, Grupo Financiero Galicia S.A. meets the minimum capital requirements established by the Argentine General Corporations Law, which amount to $100.

Pursuant to the Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. is required to maintain a minimum capital amount, which is calculated by weighing risks related to assets and to balances of bank premises and equipment, miscellaneous and intangible assets.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

As required by the Argentine Central Bank regulations, as of September 30, 2017 and December 31, 2016, minimum capital requirements were as follows:

Date	Capital Required	Computable Capital	Computable Capital as a % of the Capital Requirement
09.30.17	20,085,795	27,439,199	136.61
12.31.16	15,258,350	22,009,550	144.25

The Argentine Central Bank decided that Banco de Galicia y Buenos Aires S.A. should be considered, for all purposes, a Domestic Systemically Important Bank (D-SIB). Consequently, since January 2016, the Bank is required to meet an additional capital conservation buffer apart from the minimum capital requirement, equal to 3.5% of risk-weighted assets. The Argentine Central Bank also provided that, since June 2015, equity investments in companies engaged in the issuance of credit, debit and similar cards shall be deducted from the Computable Regulatory Capital (R.P.C.), progressively, reaching 100% in June 2018.

NOTE 27. EARNINGS PER SHARE

Below is a breakdown of the earnings per share as of September 30, 2017 and 2016:

	09.30.17 (unaudited)	09.30.16 (unaudited)
Income for the Period	5,653,419	4,245,881
Outstanding Ordinary Shares Weighted Average	1,301,070	1,300,265
Diluted Ordinary Shares Weighted Average	1,301,070	1,300,265
Earnings per Ordinary Share (*)
Basic	4.3452	3.2654
Diluted	4.3452	3.2654

(*) Figures stated in whole numbers.

NOTE 28. RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

The Argentine Central Bank regulations require that 20% of the profits shown in the Income Statement at period/fiscal year-end, plus (or less), the adjustments made in previous fiscal years and, less, if any, the loss accumulated at previous fiscal year-end, be allocated to the legal reserve.

This proportion applies regardless of the ratio of the Legal Reserve fund to Capital Stock. Should the Legal Reserve be used to absorb losses, earnings shall be distributed only if the value of the Legal Reserve reaches 20% of the Capital Stock plus the Capital Adjustment.

The Argentine Central Bank sets rules for the conditions under which financial institutions can make distributions of profits. According to these rules, profits can be distributed as long as results of operations are positive after deducting not only the Reserves, which may be legally and statutory required, but also the following items from Unappropriated Retained Earnings: the difference between the book value and the market value of public sector assets and/or debt instruments issued by the Argentine Central Bank not valued at market price, the amounts capitalized for lawsuits related to deposits and any unrecorded adjustments required by the external auditors or the Argentine Central Bank.

Moreover, in order that a financial institution be able to distribute profits, said institution must comply with the capital adequacy rule, i.e. with the calculation of minimum capital requirements and the regulatory capital.

For these purposes, this shall be done by deducting from its assets and Unappropriated Retained Earnings all the items mentioned in the paragraph above.

Moreover, in such calculation, a financial institution shall not be able to compute the temporary reductions that affect minimum capital requirements, computable regulatory capital or its capital adequacy.

Since January 2016, the Argentine Central Bank determined that banks shall meet an additional capital conservation buffer apart from the minimum capital requirement equal to 3.5% of risk-weighted assets. This shall be made up only of Tier 1 Common Capital, net of deductible items. Distribution of profits shall be restricted when the Bank’s computable regulatory capital level and structure is within the range of the capital conservation buffer.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Distribution of profits shall require the prior authorization of the Argentine Central Bank’s Superintendent of Financial and Foreign Exchange Institutions, whose intervention shall have the purpose of verifying the aforementioned requirements have been fulfilled.

In addition to the aforementioned restrictions established by the Argentine Central Bank, which are applicable to Banco de Galicia y Buenos Aires S.A. and Compañía Financiera Argentina S.A., pursuant to Section 70 of the General Corporations Law, stock companies shall establish a reserve not lower than 5% of the realized and liquid profits shown in the Income Statement for the fiscal year, until 20% of the corporate capital is reached. In the event that said reserve is reduced for any reason, no profits can be distributed until its total refund.

At Tarjeta Naranja S.A.’s Ordinary and Extraordinary Shareholders’ Meeting, held on March 16, 2006, it was decided that the maximum limit for the distribution of dividends be set at 25% of the realized and liquid profits of each fiscal year. This restriction shall remain in force as long as the company’s Shareholders’ Equity is below $300,000.

Pursuant to the Price Supplement of the Class XXXVII Notes, Tarjeta Naranja S.A. has agreed not to distribute dividends that may exceed 50% of the company’s net income. This restriction also applies in the event of any excess over certain indebtedness ratios.

NOTE 29. STATEMENT OF CASH FLOWS AND CASH EQUIVALENTS

Cash and due from banks and assets held with the purpose of complying with the short-term commitments undertaken, with a high level of liquidity, easily converted into known amounts of cash, subject to insignificant changes in value and with a maturity of less than three months from the date of the acquisition thereof, are considered to be cash and cash equivalents. The breakdown is as follows:

	09.30.17	12.31.16	09.30.16	12.31.15
Cash and Due from Banks	36,152,367	61,166,250	28,311,511	30,834,663
Instruments Issued by the Argentine Central Bank	20,374,017	6,635,954	9,402,947	10,514,624
Reverse Repo Transactions with the Argentine Central Bank	1,994,616	-	5,323,695	14,286
Interbank Loans - (Call Money Loans Granted)	783,000	862,300	845,300	40,000
Overnight Placements in Banks Abroad	5,156,338	1,227,101	981,580	232,351
Other Cash Placements	2,784,039	3,196,060	2,479,812	1,339,341
Cash and Cash Equivalents	67,244,377	73,087,665	47,344,845	42,975,265

NOTE 30. CONTRIBUTION TO THE DEPOSIT INSURANCE SYSTEM

Law No. 24485 and Decree No. 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

The Argentine National Executive Branch, through Decree No. 1127/98, established the maximum amount for this insurance system to demand deposits and time deposits denominated either in Pesos and/or in foreign currency. Such limit was currently set at $450.

This system does not cover deposits made by other financial institutions (including time deposit certificates acquired through a secondary transaction), deposits made by parties related to Banco de Galicia y Buenos Aires S.A., either directly or indirectly, deposits of securities, acceptances or guarantees and those deposits set up at an interest rate exceeding the one established regularly by the Argentine Central Bank based on a daily survey conducted by it. Deposits acquired through endorsement, placements made as a result of incentives other than interest rates and locked-up balances from deposits and other excluded transactions are also excluded. This system has been implemented through the constitution of the Deposit Insurance Fund (“FGD”), which is managed by a company called Seguros de Depósitos S.A. (SE.DE.S.A.). SE.DE.S.A.’s shareholders are the Argentine Central Bank and the financial institutions, in the proportion determined for each one by the Argentine Central Bank based on the contributions made to the fund.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

The monthly contribution institutions had to make to the FGD was 0.015% on the monthly average of total deposits.

NOTE 31. NATIONAL SECURITIES COMMISSION (“C.N.V.”)

AGENTS – MINIMUM LIQUIDITY REQUIREMENT

Within the framework of Resolution No. 622/13 of the C.N.V., Banco de Galicia y Buenos Aires S.A. has been registered, in such agency’s registry, as settlement and clearing agent –comprehensive- No. 22 (ALyC and AN – INTEGRAL), custodial agent of collective investment products corresponding to mutual funds No. 3 (ACPIC FCI), and manager of collective investment products at the registry of financial trustees No. 54.

As of September 30, 2017, Banco de Galicia y Buenos Aires S.A.’s Shareholders’ Equity exceeds that required by the C.N.V. to act as agent in the categories in which the Bank has already carried out the registration proceedings. Such requirement amounts to $28,000 with a minimum liquidity requirement of $14,000, which Banco de Galicia y Buenos Aires S.A. paid with Argentine Central Bank’s monetary regulation instruments, which are held in custody at Caja de Valores (Depositor No. 100100) in the amount of $18,402.

CUSTODIAL AGENT OF COLLECTIVE INVESTMENT PRODUCTS CORRESPONDING TO MUTUAL FUNDS

Furthermore, in compliance with Section 7 of Chapter II, Title V of that Resolution, in its capacity as custodial agent of collective investment products corresponding to mutual funds (depository) of the “FIMA ACCIONES,” “FIMA P.B. ACCIONES,” “FIMA RENTA EN PESOS,” “FIMA AHORRO PESOS,” “FIMA RENTA PLUS,” “FIMA PREMIUM,” “FIMA AHORRO PLUS,” “FIMA CAPITAL PLUS,” “FIMA ABIERTO PYMES,” “FIMA MIX I,” “FIMA RENTA DOLARES I” and “FIMA RENTA DOLARES II” funds, as of September 30, 2017, Banco de Galicia y Buenos Aires S.A. holds a total of 11,378,825,373 units under custody for a market value of $75,136,952, which is included in the “Depositors of Securities Held in Custody” account. As of previous fiscal year-end, the securities held in custody totaled 7,777,368,861 units and their market value amounted to $37,337,855.

The balances of the Mutual Funds as of period/fiscal year-end are detailed as follows:

Mutual Fund	09.30.17 (unaudited)	12.31.16

FIMA Acciones	322,635	117,805
FIMA P.B. Acciones	973,177	305,310
FIMA Renta en pesos	544,778	239,066
FIMA Ahorro pesos	20,918,019	15,955,347
FIMA Renta Plus	458,107	247,293
FIMA Premium	7,539,633	7,130,327
FIMA Ahorro Plus	21,142,801	10,194,730
FIMA Capital Plus	383,939	561,800
FIMA Abierto PyMES	238,269	187,124
FIMA Mix I	6,609	151,487
FIMA Renta Dólares I	17,220,944	2,245,266
FIMA Renta Dólares II	5,388,041	2,300
Total	75,136,952	37,337,855

STORAGE OF DOCUMENTS

Pursuant to General Resolution No. 629 of the C.N.V., Banco de Galicia y Buenos Aires S.A. notes that it has supporting documents regarding accounting and management transactions, which are stored at AdeA (C.U.I.T. No. 30-68233570-6), Plant III located at Ruta Provincial 36 km 31.5 No. 6471 (CP 1888) Bosques, Province of Buenos Aires, with legal domicile at Av. Pte. Roque Sáenz Peña 832 Piso 1, C.A.B.A.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 32. SETTING UP OF FINANCIAL TRUSTS

a) Financial trusts with Banco de Galicia y Buenos Aires S.A. as trustor:

Name	Creation Date	Estimated Maturity Date	Trustee	Trust Assets	Portfolio Transferred	Book Value of Securities Held in Own Portfolio
						09.30.17 (unaudited)	12.31.16
Galtrust I	10.13.00	02.04.18	First Trust of New York N.A.	Secured Bonds in Pesos at 2% due 2018 (1)	US$490,224(*)	214,109	504,874

(*) The remaining US$9,776 was transferred in cash.

(1) In exchange for loans to the Provincial Governments.

b) As of September 30, 2017 and December 31, 2016, Banco de Galicia y Buenos Aires S.A. records in its own portfolio participation certificates and debt securities from financial trusts amounting to $1,372,777 and $998,152, respectively.

NOTE 33. SEGMENT REPORTING

Grupo Financiero Galicia S.A. measures the performance of each of its business segments mainly in terms of “Net Income.” The segments defined are made up of one or more operating segments with similar economic characteristics, distribution channels and regulatory environments.

Below there is a description of each business segment’s composition:

Banks: Represents the banking business operation results.

Regional Credit Cards: This segment represents the results of operations of the regional credit card business and includes the results of operations of Tarjetas Regionales S.A. consolidated with its subsidiaries, as follows: Cobranzas Regionales S.A., Procesadora Regional S.A., Tarjeta Naranja S.A. and Tarjetas Cuyanas S.A.

Personal Loans – CFA: This segment includes the results of operations of Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A.

Insurance: This segment represents the results of operations of the insurance companies’ business and includes the results of operations of Sudamericana Holding S.A. consolidated with its subsidiaries, as follows: Galicia Retiro Cía. de Seguros S.A., Galicia Seguros S.A. and Galicia Broker Asesores de Seguros S.A.

Other Businesses: This segment shows the results of operations of Galicia Administradora de Fondos S.A., Galicia Warrants S.A., Net Investment S.A. (in liquidation), Galicia Valores S.A. and Grupo Financiero Galicia S.A., the last two net of eliminations of the income from equity investments.

Adjustments: This segment includes consolidation adjustments, eliminations corresponding to transactions conducted between consolidated companies and minority interest.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

	Banks	Regional Credit Cards	Personal Loans – CFA	Insurance	Other Businesses	Adjustments	09.30.17 (unaudited)
Net Financial Income	11,114,909	4,261,356	1,581,553	252,501	109,295	(10,643)	17,308,971
Net Income from Services	5,771,064	4,862,465	262,381	-	555,671	(852,380)	10,599,201
Net Operating Income	16,885,973	9,123,821	1,843,934	252,501	664,966	(863,023)	27,908,172
Provision for Loan Losses	1,791,102	1,524,743	421,208	-	-	-	3,737,053
Administrative Expenses	9,812,752	5,031,188	1,149,172	458,612	167,050	(67,008)	16,551,766
Operating Income	5,282,119	2,567,890	273,554	(206,111)	497,916	(796,015)	7,619,353
Income from Insurance Companies’ Activities	-	-	-	704,070	-	806,694	1,510,764
Income from Equity Investments	1,826,393	-	406	2,073	-	(1,618,219)	210,653
Minority Interest	-	(244)	-	(1)	-	(456,861)	(457,106)
Miscellaneous Income, Net	(25,061)	525,812	86,569	(2,918)	8,562	(316,428)	276,536
Net Income before Income Tax	7,083,451	3,093,458	360,529	497,113	506,478	(2,380,829)	9,160,200
Income Tax	1,922,000	1,121,684	136,166	181,126	205,162	(59,357)	3,506,781
Net Income for the Period	5,161,451	1,971,774	224,363	315,987	301,316	(2,321,472)	5,653,419

	Banks	Regional Credit Cards	Personal Loans – CFA	Insurance	Other Businesses	Adjustments	09.30.16 (unaudited)
Net Financial Income	7,337,214	2,752,448	1,020,609	261,736	(19,451)	30,631	11,383,187
Net Income from Services	4,252,510	3,683,087	219,144	-	280,979	(859,642)	7,576,078
Net Operating Income	11,589,724	6,435,535	1,239,753	261,736	261,528	(829,011)	18,959,265
Provision for Loan Losses	923,852	1,074,765	223,264	-	-	-	2,221,881
Administrative Expenses	7,245,733	4,061,432	850,395	364,198	123,763	(81,342)	12,564,179
Operating Income	3,420,139	1,299,338	166,094	(102,462)	137,765	(747,669)	4,173,205
Income from Insurance Companies’ Activities	-	-	-	1,035,661	-	800,996	1,836,657
Income from Equity Investments	1,202,477	-	1,155	2,719	-	(1,127,921)	78,430
Minority Interest	-	(198)	-	(1)	-	(269,932)	(270,131)
Miscellaneous Income, Net	215,091	436,047	178,958	(292)	(3,069)	(22,893)	803,842
Net Income before Income Tax	4,837,707	1,735,187	346,207	935,625	134,696	(1,367,419)	6,622,003
Income Tax	1,296,000	753,522	104,710	324,575	86,856	(189,541)	2,376,122
Net Income for the Period	3,541,707	981,665	241,497	611,050	47,840	(1,177,878)	4,245,881

The accounting measurement of assets and liabilities allocated to the above-mentioned segments is as follows:

Assets	09.30.17 (unaudited)	12.31.16
Cash and Due from Banks	36,152,367	61,166,250
Government and Private Securities	32,220,753	13,700,800
Loans	173,743,647	137,451,655
Other Receivables Resulting from Financial Brokerage	18,412,357	18,178,275
Receivables from Financial Leases	1,446,264	955,346
Other Assets	550,977	539,140
Total Assets	262,526,365	231,991,466

Liabilities	09.30.17 (unaudited)	12.31.16
Deposits	164,414,771	151,688,147
Other Liabilities Resulting from Financial Brokerage	59,226,464	57,793,653
Subordinated Notes	4,360,056	4,065,255
Other Liabilities	765,547	629,384
Total Liabilities	228,766,838	214,176,439

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 34. CONTINGENCIES

TAX ISSUES

Banco de Galicia y Buenos Aires S.A.

At the date of these interim financial statements, provincial tax collection authorities, as well as tax collection authorities from Buenos Aires, are in the process (in different degrees of completion) of conducting audits and assessments mainly regarding the Compensatory Bond granted by the National Government to compensate financial institutions for the losses generated by the asymmetric pesification of loans and deposits.

As regards the assessment of tax collection authorities from Buenos Aires, within the framework of the legal actions brought by Banco de Galicia y Buenos Aires S.A. with the purpose of challenging the assessment of the tax collection authorities, a preliminary injunction was granted by the Argentine Federal Court of Appeals in Administrative Matters for the amount corresponding to the Compensatory Bond, which was ratified by the Argentine Supreme Court of Justice. Therefore, the Court ordered the Governmental Public Revenue Authority (A.G.I.P.) to refrain from starting tax enforcement proceedings or otherwise requesting precautionary measures for such purpose until a final judgment is issued. The proceedings are currently pending a decision by the Argentine Federal Court of Appeals in Administrative Matters with regard to the appeal filed by Banco de Galicia y Buenos Aires S.A. against the decision issued on the core issue by the Court of First Instance in November 2013. In any case, it is worth noting the decision issued by the federal prosecutor of the Court of Appeals was favorable to Banco de Galicia y Buenos Aires S.A.

With regard to the city of Buenos Aires’ claims on account of other items, Banco de Galicia y Buenos Aires S.A. adhered to the System for the Settlement of Tax Liabilities in Arrears (Law No. 3461 and the related regulations), which envisaged the total relief of interest and fines. The Bank’s adherence to such system was communicated within the framework of the respective cases before the corresponding judicial authorities.

In connection with the assessments made by tax collection authorities from the Province of Buenos Aires, under the framework of some of the processes under discussion at the Provincial Tax Court’s stage, at this stage of proceedings the decision issued was: (i) unfavorable to Banco de Galicia y Buenos Aires S.A.’s request regarding the items not related to the Compensatory Bond, and (ii) favorable with regard to the non-taxability thereof. Therefore, Banco de Galicia y Buenos Aires S.A. adhered to the System for the Regularization of Tax Debts (Regulatory Decision No. 12 and related decisions), which envisages discounts on the amounts not related to the Compensatory Bond. The Bank’s adherence to such system was communicated within the framework of the respective cases before the corresponding judicial authorities. In turn, the authorities from the Province of Buenos Aires objected to the judgment rendered by the Provincial Tax Court with regard to the Compensatory Bond, and requested the Court of Appeals in Administrative Matters of La Plata to set such decision aside. Banco de Galicia y Buenos Aires S.A. entered an appearance and filed a motion for lack of jurisdiction, since it believes only the Argentine Supreme Court of Justice has jurisdiction to issue a decision on such a matter. On April 15, 2014, the aforementioned Court sustained the motion for lack of jurisdiction and ordered the proceedings to be filed. The authorities from the Province of Buenos Aires filed an appeal before the Supreme Court of Justice of the Province of Buenos Aires, which has not issued a decision to date.

Furthermore, regarding the claims made by the different jurisdictions, Banco de Galicia y Buenos Aires S.A. has been expressing its disagreement regarding these adjustments at the corresponding administrative and/or legal proceedings.

These proceedings and their possible effects are constantly being monitored by Management. Even though Banco de Galicia y Buenos Aires S.A. considers that it has complied with its tax liabilities in full pursuant to current regulations, the Bank has established provisions that it deems adequate for each such proceeding.

In September 2017, Banco de Galicia y Buenos Aires S.A. filed with A.F.I.P. both actions for recovery of income tax paid in excess for fiscal years 2014 and 2016, totaling $433,815 and $944,338, respectively. These actions were grounded on case law that declared unconstitutional certain rules and regulations banning the application of the inflation adjustment for tax purposes, with the ensuing confiscatory effects.

As of period-end, the Bank has not recorded balances in respect of the contingent assets stemming from the aforementioned actions.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Tarjetas Regionales S.A.

At the date of these consolidated financial statements, the Argentine Revenue Service (A.F.I.P.), Provincial Revenue Boards and Municipalities are in the process of conducting audits and assessments, in different degrees of completion, at the companies controlled by Tarjetas Regionales S.A. Said agencies have served notices and made claims regarding taxes applicable to Tarjetas Regionales S.A.’s subsidiaries. Therefore, the companies are taking the corresponding administrative and legal steps in order to resolve such issues. The original amount claimed for taxes totals approximately $11,956.

Based on the opinions of their tax advisors, the companies believe that the above-mentioned claims are both legally and technically groundless and that taxes related to the claims have been correctly calculated in accordance with the tax regulations currently in force and existing case law.

Notwithstanding the foregoing, the companies have set up the provisions deemed appropriate pursuant to the evolution of each proceeding.

CONSUMER PROTECTION ASSOCIATIONS

Banco de Galicia y Buenos Aires S.A.

Consumer Protection Associations, on behalf of consumers, have filed claims against Banco de Galicia y Buenos Aires S.A. with regard to the collection of certain financial charges.

The Bank believes that the resolution of these controversies will not have a significant impact on its financial condition.

Compañía Financiera Argentina S.A.

Consumer Protection Associations, on behalf of consumers, have filed claims against Compañía Financiera Argentina S.A. with regard to the collection of certain financial charges. The company believes that the resolution of these controversies will not have a significant impact on its financial condition.

NOTE 35. RISK MANAGEMENT POLICIES

The tasks related to risk information and internal control of each of the controlled companies are defined and carried out, rigorously. This particularly affects the Bank, where the requirements are stringent, as it is a financial institution regulated by the Argentine Central Bank. Apart from applicable local regulations, the Company, in its capacity as a listed company in the United States of America, complies with the certification of its internal controls pursuant to Section 404 of the Sarbanes Oxley Act (Sarbanes Oxley). Corporate risk management is monitored by the Audit Committee, which as well gathers and analyzes the information submitted by the main controlled companies.

The specific function of the comprehensive management of Banco de Galicia y Buenos Aires S.A.’s risks has been allocated to the Risk Management Division, guaranteeing its independence from the rest of the business areas since it directly reports to Banco de Galicia y Buenos Aires S.A.’s General Division and, at the same time, is involved in the decisions made by each area. In addition, the control and prevention of risks related to asset laundering, funding of terrorist activities and other illegal activities are allocated to the Prevention of Asset Laundering Division. The aim of both divisions is to guarantee that the Board of Directors is fully aware of the risks that Banco de Galicia y Buenos Aires S.A. is exposed to, and to design and propose policies and procedures necessary to identify, assess, follow up, control and mitigate such risks.

Banco de Galicia y Buenos Aires S.A. has developed the Capital Adequacy Assessment Process (Proceso de Evaluación de Suficiencia de Capital - PESC) to assess the relationship between the Bank’s own available and necessary resources to maintain an appropriate risk profile. This process shall also allow for the identification of both the economic capital needs and the sources to meet such needs.

The minimum capital requirement with regard to each risk is determined according to the Argentine Central Bank regulations.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

In addition, Banco de Galicia y Buenos Aires S.A. has established a risk analysis framework, which has risk acceptance levels, both on an individual and a consolidated basis. Within this framework, metrics have been established (calculated based on current and stress ratios), which are monitored in order to detect situations that may affect the normal course of business, the noncompliance with the strategy and undesired results and/or situations of vulnerability in the face of changes in market conditions. The Risk and Capital Allocation Committee considers and controls Banco de Galicia y Buenos Aires S.A.’s risk profile through a risk appetite report, and defines the actions to be carried out in case of potential deviations from the thresholds set.

FINANCIAL RISKS

Short- and medium-term financial risks are managed within the framework of policies approved by Banco de Galicia y Buenos Aires S.A.’s Board of Directors, which establishes limits for the different risk exposure and also considers their interrelation. Management is supplemented by “contingency plans” devised to face adverse market situations. Furthermore, “stress tests” that make it possible to assess risk exposure under historical and simulated scenarios are created, which identify critical levels of the different risk factors.

LIQUIDITY

Daily liquidity is managed according to an established strategy which seeks to keep adequate liquid resources to mitigate the adverse effects caused by irregular variations in loans and deposits, in addition to coping with “stress” situations.

The current liquidity policy in force provides for the setting of limits and monitoring of a) liquidity as it relates to stock: a level of “Management Liquidity Requirement” was established as the excess over legal minimum cash requirements, taking into consideration the characteristics and behavior of Banco de Galicia y Buenos Aires S.A.’s different liabilities, and the liquid assets that make up such liquidity were determined as well; and b) cash flow liquidity: gaps between the contractual maturities of consolidated financial assets and liabilities are analyzed and monitored. There is a cap for the gap between maturities, determined based on the gap accumulated against total liabilities permanently complied with during the first year.

Furthermore, the policy sets forth a contingency plan, by currency type, that determines the steps to be taken and the assets from which additional liquid resources can be obtained.

With the purpose of mitigating the liquidity risk that arises from deposit concentration per customer, Banco de Galicia y Buenos Aires S.A. has a policy that regulates the concentration of deposits among the main customers.

CURRENCY RISK

Banco de Galicia y Buenos Aires S.A.’s current policy in force establishes limits in terms of maximum “net asset positions” (assets denominated in a foreign currency which are higher than the liabilities denominated in such currency) and “net liability positions” (assets denominated in a foreign currency which are lower than the liabilities denominated in such currency) for mismatches in foreign currency, as a proportion of Banco de Galicia y Buenos Aires S.A.’s R.P.C.

An adequate balance between assets and liabilities denominated in foreign currency is what characterizes the management strategy for this risk factor, seeking to achieve a full coverage of long-term asset-liability mismatches and allowing a short-term mismatch management margin that contributes to the possibility of improving certain market situations. Short- and long-term goals are attained by appropriately managing assets and liabilities and by using the financial products available in our market, particularly “dollar futures” both in institutionalized markets (M.A.E. and RO.F.EX.) and in forward transactions performed with customers.

Transactions in foreign currency futures (Dollar futures) are subject to limits that take into consideration the particular characteristics of each trading environment.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

INTEREST RATE RISK

Banco de Galicia y Buenos Aires S.A.’s exposure to the “interest rate risk,” as a result of interest rate fluctuations and the different sensitivity of assets and liabilities, is managed according to an approved strategy. On the one hand, it considers a short-term horizon, seeking to keep the net financial margin within the levels set by the policy. On the other hand, it considers a long-term horizon, the purpose of which is to mitigate the negative impact on the present value of Banco de Galicia y Buenos Aires S.A.’s Shareholders’ Equity in the face of changes in interest rates.

From a comprehensive viewpoint of risk exposure and contributing to including a “risk premium” in the pricing process, the aim is to systematically estimate the “economic capital” used up by the structural risk as per the interim financial statements (interest rate risk) and the contribution of the “price risk,” in its different expressions, to using up the capital.

MARKET RISK

Trading of and/or investment in government and corporate securities, currencies, derivatives and debt instruments issued by the Argentine Central Bank, which are listed on the capital markets and the value of which varies pursuant to the variation of the market prices thereof, are included within the policy which limits the maximum authorized losses during a year.

The “price risk” (market) is managed daily according to an approved strategy, the purpose of which is to keep Banco de Galicia y Buenos Aires S.A. present in the different derivatives, variable- and fixed-income markets while obtaining the maximum return possible on trading, without exposing the latter to excessive risk levels. Finally, the designed policy contributes to providing transparency and facilitates the perception of the risk levels to which it is exposed.

In order to measure and monitor risks derived from the variation in the price of financial instruments that form the trading securities portfolio, a model known as “Value at Risk” (also known as “VaR”) is used. This model determines for Banco de Galicia y Buenos Aires S.A. individually the possible loss that could be generated by the positions in securities, derivative instruments and currencies under certain parameters.

CROSS-BORDER RISK

Banco de Galicia y Buenos Aires S.A.’s foreign trade transactions and management of “treasury” resources imply assumed cross-border risk positions. These exposures related to cross-border assets are in line with Banco de Galicia y Buenos Aires S.A.’s business and financial strategy, the purpose of which is to provide customers with efficient commercial assistance and to improve the management of available liquid resources within an appropriate risk and yield environment.

TRANSFER RISK

The possibility of diversifying funding sources, as contemplated by the liquidity strategy, by obtaining resources in foreign capital markets, involves the possible exposure to potential regulatory changes that hinder or increase the cost of the transfer of foreign currency abroad to meet liability commitments. The policy that manages the risk of transferring foreign currency abroad thus contributes to the liquidity strategy and pursues the goal of reaching an adequate balance between liabilities payable to local counterparties and those payable to foreign counterparties in a return-risk proportion that is adequate for Banco de Galicia y Buenos Aires S.A.’s business and growth.

EXPOSURE TO THE NON-FINANCIAL PUBLIC SECTOR

With the purpose of regulating risk exposure with regard to the non-financial public sector, Banco de Galicia y Buenos Aires S.A. defined a policy which by design contemplates risk exposure in national, provincial and municipal jurisdictions, and set the limits on the direct and total assistance for each of those jurisdictions.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

CREDIT RISK

Banco de Galicia y Buenos Aires S.A. uses credit assessment and risk monitoring tools to allow its management on a prompt and controlled basis to control its level of exposure to potential risks and encourages a proper portfolio diversification, both in individual terms and by economic sector.

Strategically, Banco de Galicia y Buenos Aires S.A. has decided to deepen its customers’ knowledge expressed in a specific policy, which allows for providing credit assistance to them according to their financing needs and based on their evaluated attributes, purposes and perspectives.

Banco de Galicia y Buenos Aires S.A.’s credit granting and analysis system is applied in a centralized manner and is based on the concept of “opposition of interests,” which takes place when risk management, credit and commercial duties are segregated, with respect to both retail and wholesale businesses. This allows for an ongoing and efficient monitoring of the quality of assets, an early management of problem loans, aggressive write-offs of uncollectible loans, and a conservative policy on allowances for loan losses.

OPERATIONAL RISK

Pursuant to the best practices and the guidelines determined by the Argentine Central Bank, Banco de Galicia y Buenos Aires S.A. has a Management Framework that includes policies, practices, procedures and structures for the appropriate management of this risk.

Operational Risk is the risk of losses due to the lack of conformity or due to failure of internal processes, the acts of people or systems, or due to external events. It includes the legal risk, but does not include the strategic and reputational risks.

Banco de Galicia y Buenos Aires S.A. manages operational risk inherent to its products, activities and business processes. It also manages the risk associated with the material information systems, technology and information security processes. The IT Risk is the business risk associated with each of the information assets that may cause a negative impact on such entity. For this purpose, the failures in the information security and IT processes are reviewed in connection with the regulatory and legal compliance, the delivery of projects, operations and services and the obsolete IT infrastructure. Finally, Banco de Galicia y Buenos Aires S.A. manages risks derived from subcontracted activities and from services rendered by providers.

Furthermore, before launching or introducing new products, activities, processes or systems, their associated risks are properly assessed.

This way, Banco de Galicia y Buenos Aires S.A. has the necessary structure and resources to be able to determine the operational risk profile and thus take the corresponding corrective measures, complying with the regulations set forth by the Argentine Central Bank on guidelines for operational risk management in financial institutions and operational risk events database.

An appropriate management of operational risks also helps improve customer service quality.

In compliance with Communiqué “A” 5398, securitization, concentration, reputational and strategic risks were identified as significant risks, and a computation and measurement method was developed. These risks, together with those mentioned previously, were included in the Capital Adequacy Assessment Report (I.A.C., as per its acronym in Spanish), within the framework of Communiqué “A” 5515.

SECURITIZATION RISK

Securitization is an alternative source of financing and a mechanism for the transfer of risks to investors. Notwithstanding the foregoing, securitization activities and the fast innovation with regard to the techniques and instruments used in such activities also generate new risks, including the following:

i) Credit, market, liquidity, concentration, legal and reputational risks, due to the securitization positions held or invested, including, among others, liquidity facilities and credit enhancements granted; and

ii) Credit risk due to the underlying exposures with regard to securitization.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

CONCENTRATION RISK

Risk concentration is defined as the exposure or groups of exposure with similar characteristics, for instance when they belong to the same debtor, business, product or economic sector, with potential for generating:

i) Losses with regard to income, regulatory capital, assets or the global risk level, that are significant enough to affect the financial strength of the financial institution or its ability to keep the financial institution’s main transactions;

ii) A major change in the financial institution’s risk profile.

REPUTATIONAL RISK

Reputational risk is defined as the risk associated with a negative perception of the financial institution by customers, counterparties, shareholders, investors, account holders, market analysts and other significant market players, which adversely affects the financial institution’s ability to keep existing business relationships or establish new relationships, and continue having access to funding sources such as the interbank market or the securitization market.

STRATEGIC RISK

Strategic risk is that which arises from an inappropriate business strategy or an adverse change in forecasts, parameters, goals and other functions that support such strategy. Even though estimating this risk is complex, institutions must develop new management techniques that include all the related aspects.

ASSET LAUNDERING RISK

With regard to the control and prevention of asset laundering and funding of terrorist activities, Banco de Galicia y Buenos Aires S.A. complies with the regulations set forth by the Argentine Central Bank, the Financial Information Unit and Law No. 25246, as amended, which creates the Financial Information Unit (U.I.F.), under the jurisdiction of Argentina’s Ministry of Treasury and Public Finance with functional autarchy. The Financial Information Unit is in charge of analyzing, addressing and reporting the information received, in order to prevent and avoid both asset laundering and funding of terrorist activities.

Banco de Galicia y Buenos Aires S.A. has promoted the implementation of measures designed to fight against the use of the international financial system by criminal organizations. For such purposes, Banco de Galicia y Buenos Aires S.A. has control policies, procedures and structures that are applied using a “risk-based approach,” which allow for the monitoring of transactions, pursuant to the “customer profile” (defined individually based on the information and documentation related to the economic and financial condition of the customer), in order to detect such transactions that should be considered unusual, and to report them to the U.I.F. in applicable cases. The Anti-Money Laundering Management Division (“PLA”, as per its initials in Spanish) is in charge of managing this activity, through the implementation of control and prevention procedures as well as the communication thereof to the rest of the organization by drafting the related handbooks and training all employees. In addition, the management of this risk is regularly reviewed by Internal Audit.

Banco de Galicia y Buenos Aires S.A. has appointed a director as Compliance Officer, pursuant to Resolution 121/11, as amended, of the U.I.F., who shall be responsible for ensuring compliance with and implementation of the proceedings and obligations on the issue.

Banco de Galicia y Buenos Aires S.A. contributes to the prevention and mitigation of risks from transaction-related criminal behaviors, by being involved in the international regulatory standards adoption process.

In compliance with Communiqué “A” 5394, as amended, issued by the Argentine Central Bank, Banco de Galicia y Buenos Aires S.A. quarterly publishes in its website (http://www.bancogalicia.com) a document entitled “Disciplina de Mercado,” where there is information related to the structure and adequacy of regulatory capital, the exposure to the different risks and the management thereof.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 36. CORPORATE GOVERNANCE TRANSPARENCY POLICY

GRUPO FINANCIERO GALICIA S.A.

Grupo Financiero Galicia S.A.’s Board of Directors is the Company’s highest management body. It is made up of nine directors and three alternate directors who must have the necessary knowledge and skills to clearly understand their responsibilities and duties within the corporate governance structure and to act with the loyalty and diligence of a good businessman.

As set out in its bylaws, the term of office for both directors and alternate directors is three (3) years; they are partially changed every year and may be reelected indefinitely.

The Company complies with the appropriate standards regarding total number of directors, as well as the number of independent directors. Furthermore, the Company’s bylaws provide for the flexibility necessary to adapt the number of directors to the possible changes in the conditions in which the Company carries out its activities, from three (3) to nine (9) directors.

The Board of Directors complies, in every relevant respect, with the recommendations included in the Code on Corporate Governance and Schedule IV to Title IV of the regulations issued by the National Securities Commission (text amended in in 2013).

The Board of Directors also monitors the application of the corporate governance policies provided for by the regulations in force through the Audit Committee and the Committee for Information Integrity. Periodically, the Committees provide the Board of Directors with information, and the Board is informed of the decisions of each Committee. Appropriate information is transcribed in the minutes drafted at the Board of Directors’ meetings.

The Audit Committee set by Capital Markets Law No. 26831 and the C.N.V.’s regulations is formed by three (3) independent directors, and the Committee for Information Integrity’s mission is to comply with the provisions of Sarbanes-Oxley.

Basic Holding Structure

Grupo Financiero Galicia S.A. is a company whose sole purpose is to conduct financial and investment activities as per Section 31 of the Argentine General Corporations Law. That is to say, it is a holding company whose activity involves managing its equity investments, assets and resources.

Within the group of companies in which the Company has an interest, Banco de Galicia y Buenos Aires S.A. stands out, in which the former has a controlling equity interest, being its main asset as well. Banco de Galicia y Buenos Aires S.A., as a bank institution, is subject to certain regulatory restrictions imposed by the Argentine Central Bank. In particular, Banco de Galicia y Buenos Aires S.A. can only hold a 12.5% interest in the capital stock of companies that do not carry out activities considered supplementary by the Argentine Central Bank. Therefore, Grupo Financiero Galicia S.A. holds, either directly or indirectly, the remaining interests in several companies. In addition, the Company indirectly holds a number of equity investments in supplementary companies that belong to Banco de Galicia y Buenos Aires S.A. as the controlling company.

Since the Company is a holding company, it has a limited personnel structure, and, therefore, many of the business organization requirements, common for big productive institutions, cannot be applied to this company.

To conclude, it is noteworthy that the Company is under the control of a pure holding company, EBA Holding S.A., which has the number of votes necessary to maintain a majority of votes at the Shareholders’ Meetings, although it does not have any managerial functions over the Company and the Company has no group relationship with EBA Holding S.A.

Compensation Systems

Directors’ compensation is defined by the General Shareholders’ Meeting and is fixed within the limits established by law and the corporate bylaws.

The Audit Committee expresses its opinion on whether compensation proposals for Directors are reasonable, taking into consideration market standards.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Business Conduct Policy

The Company has consistently shown respect for the rights of its shareholders, reliability and accuracy in the information provided, transparency as to its policies and decisions, and caution with regard to the disclosure of strategic business issues.

Code of Ethics

Grupo Financiero Galicia S.A. has a formally approved Code of Ethics that guides its policies and activities. It considers business objectivity and conflict-of-interests related-aspects, and how the employee should act upon identifying a breach of the Code of Ethics.

BANCO DE GALICIA Y BUENOS AIRES S.A.

Banco de Galicia y Buenos Aires S.A.’s Board of Directors is the Bank’s highest management body. It is currently made up of seven (7) directors and three (3) alternate directors, who have the necessary knowledge and skills to clearly understand their responsibilities and duties within the corporate governance, and act with the loyalty and diligence of a good businessman.

Banco de Galicia y Buenos Aires S.A. complies with the appropriate standards regarding total number of directors, as well as number of independent directors. Furthermore, its bylaws provide for the flexibility necessary to adapt from three (3) to nine (9) directors to the possible changes in the conditions in which the Bank carries out its activities.

The General Shareholders’ Meeting has the power to establish the number of directors, both independent and non-independent ones, and appoint them. Out of the seven directors, two are independent. In addition, one of the alternate directors is independent. The independence concept is defined in the regulations set forth by the C.N.V. and the Argentine Central Bank regulations.

As regards prevention of conflicts of interest, the provisions set forth in the General Corporations Law and the Capital Markets Law are applicable.

As set out in the bylaws, the term of office for both directors and alternate directors is three (3) years; two-thirds of them (or a fraction of at least three) are changed every year and may be reelected indefinitely.

The Board of Directors’ meeting is held at least once a week and when required by any director. The Board of Directors is responsible for Banco de Galicia y Buenos Aires S.A.’s general management and makes all the necessary decisions to such end. The Board of Directors’ members also take part, to a greater or lesser extent, in the commissions and committees created. Therefore, they are continuously informed about the Bank’s course of business and become aware of the decisions made by such bodies, which are transcribed into minutes.

Additionally, the Board of Directors receives a monthly report prepared by the General Manager, the purpose of which is to report the material issues and events addressed at the different meetings held between the General Manager and Senior Management. The Board of Directors becomes aware of such reports, as evidenced in the minutes.

In connection with directors’ training and development, Banco de Galicia y Buenos Aires S.A. has a program, which is reviewed every six months, whereby they regularly attend courses and seminars of different kinds and subjects.

Banco de Galicia y Buenos Aires S.A.’s executives, including directors, have proved updated knowledge and skills, and the Board of Directors’ performance is the most effective, which corresponds with the current dynamics of this body.

According to the activities carried out by Banco de Galicia y Buenos Aires S.A., effective laws and corporate strategies, the following committees have been created to achieve an effective control over all activities performed by the Bank:

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Risk and Capital Allocation Committee

This committee is in charge of approving and analyzing capital allocation, establishing risk policies and monitoring the Bank’s risk.

High Credit Committee

This committee’s function is to approve and sign credit ratings and grant transactions related to high-risk groups and customers (i.e. greater than 2.5% of the Bank’s individual Computable Regulatory Capital), loans to financial institutions (local or foreign) and related customers, in which case two thirds of the Board of Directors is required to participate.

Low Credit Committee

This committee’s function is to approve and sign the credit ratings and grant transactions related to medium-risk groups and customers equal to amounts greater than 1% of the Bank’s individual Computable Regulatory Capital.

Asset and Liability Management Committee

This committee is in charge of analyzing the fundraising and its placement in different assets, the follow-up and control of liquidity, interest-rate and currency mismatches, and management thereof.

Information Technology Committee

This committee is in charge of supervising and approving the development plans of new systems and their budgets, as well as supervising these systems’ budget control. It is also responsible for approving the general design of the systems’ structure, the main processes thereof and the systems implemented, as well as monitoring the quality of the Bank’s systems, within the policies established by the Board of Directors.

Audit Committee

The Audit Committee is responsible for helping the Board of Directors, in performing the control function of the Bank and its controlled companies and the companies in which it owns a stake, in order to fairly ensure the following objectives:

-	Effectiveness and efficiency of operations;
-	Reliability of the accounting information;
-	Compliance with applicable laws and regulations; and
-	Compliance with the goals and strategy set by the Board of Directors.

Committee for the Control and Prevention of Money Laundering and Funding of Terrorist Activities (CPLA/FT as per its initials in Spanish)

This committee is in charge of planning, coordinating and ensuring compliance with the policies on anti-money laundering and funding of terrorist activities set and approved by the Board of Directors.

Committee for Information Integrity

This committee is in charge of encouraging compliance with the provisions of Sarbanes-Oxley (2002).

Human Resources and Governance Committee

This committee is in charge of presenting the succession of the General Manager and Division Managers, analyzing and establishing the General Manager’s and Division Managers’ compensation, and monitoring the performance matrix of Department and Division Managers.

Performance Reporting Committee

This committee is in charge of monitoring the performance and results of operations, and evaluating the macro situation.

Liquidity Crisis Committee

This committee is in charge of evaluating the situation upon facing a liquidity crisis and deciding the steps to be implemented to tackle it.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Strategy and New Businesses Committee

This committee is in charge of analyzing new businesses.

Banco de Galicia y Buenos Aires S.A. considers the General Manager and Division Management reporting to the General Manager as Senior Management. These are detailed as follows:

-	Retail Banking Division
-	Wholesale Banking Division
-	Finance Division
-	Comprehensive Corporate Services Division
-	Organizational Development and Human Resources Division
-	Risk Management Division
-	Credit Division
-	Strategic Planning and Management Control Division
-	Customer’s Experience Division

Senior Management’s main duties are as follows:

-	Ensure that the Bank’s activities are consistent with the business strategy, the policies approved by the Board of Directors and the risks to be assumed.
-

Implement the necessary policies, procedures, processes and controls to manage operations and risks cautiously, meet the strategic goals set by the Board of Directors and ensure that the latter receives material, full and timely information so that it may assess management and analyze whether the responsibilities assigned are effectively fulfilled.

-	Monitor the managers from different divisions, in line with the policies and procedures set by the Board of Directors and establish an effective internal control system.

Basic Holding Structure

Banco de Galicia y Buenos Aires S.A.’s majority shareholder is the Company, which has full control of its shares and votes. In turn, Banco de Galicia y Buenos Aires S.A. holds equity investments in supplementary companies as controlling company, as well as minority interests in companies whose controlling company is Grupo Financiero Galicia S.A. From a business point of view, this structure allows the Bank to take advantage of significant synergies that guarantee the loyalty of its customers and additional businesses. All business relationships with these companies, whether permanent or occasional in nature, are fostered under the normal and usual market conditions and this is true when Banco de Galicia y Buenos Aires S.A. holds either a majority or minority interest. Grupo Financiero Galicia S.A.’s Board of Directors submits to the Shareholders’ Meeting’s vote which shall be the Company’s vote, in its capacity as controlling company, at Banco de Galicia y Buenos Aires’s Shareholders’ Meeting. The same method of transparency and information as to its controlled companies and the companies it owns a stake in is applied at the Bank’s Shareholders’ Meetings, which are always attended by directors and officers thereof and the Board of Directors always provides detailed information about the Company’s activities.

Business Conduct Policy and/or Code of Ethics

Banco de Galicia y Buenos Aires S.A. has a formally approved Code of Ethics that guides its policies and activities. It considers business objectivity and conflict of interest related aspects, and how the employee should act upon identifying a breach of the Code of Ethics, with the involvement of the Conduct Committee.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Information Related to Personnel Economic Incentive Practices

The Human Resources and Governance Committee, composed of two (2) Directors, the Managing Director and the Organizational Development and Human Resources Division Manager, is in charge of establishing the compensation policy for Banco de Galicia y Buenos Aires S.A.’s personnel.

It is the policy of Banco de Galicia y Buenos Aires S.A. to manage the full compensation of its personnel based on the principles of fairness, meritocracy and justice, within the framework of the legal regulations in force.

The aim of this policy is to provide an objective and fair basis, through the design and implementation of tools for the management of the fixed and variable compensation paid to each employee, based on the scope and complexity of each position’s responsibilities, individual performance with regard to compliance thereof, contribution to the Bank’s results and conformity to market values, with the purpose of:

-	Attracting and creating loyalty with regard to quality personnel suitable for the achievement of the business strategy and goals.
-	Being an individual motivation means.
-	Easing the decentralized management of compensation administration.
-	Allowing the effective budget control of personnel costs.
-	Guaranteeing internal fairness.

In order to monitor and guarantee both external and internal fairness with regard to the payment of fixed and variable compensation, the Compensation area uses, and puts at the disposal of the Senior Management and the Human Resources Committee, market surveys published by consulting firms specialized in compensation issues, pursuant to the market positioning policies defined by the management division for the different corporate levels.

With the purpose of gearing individuals towards the achievement of attainable results that contribute to the global performance of the Bank/Area, and to the increase in motivation for the common attainment of goals, differentiating individual contribution, Banco de Galicia y Buenos Aires S.A. has different variable compensation systems:

1.	Business Incentives and/or Incentives through Commissions system for business areas.
2.

Annual Bonus System for management level individuals, officers and the rest of the employees who are not included in the business incentives system. The annual bonus is determined based on individual performance and Banco de Galicia y Buenos Aires S.A.’s results, and is paid in the first quarter of the next fiscal year. To determine the variable compensation for the senior management and middle management, the Bank uses the Management Performance Assessment System. This system has been designed to include both qualitative and quantitative K.P.I. (Key Performance Indicators). In particular, quantitative Key Performance Indicators are designed with respect to at least three minimum aspects:

-	Results.
-	Business volume or size.
-	Projections: Indicators that protect the business for the future (For example: Quality, internal and external customer satisfaction, risk coverage, work environment, etc.).

The significance or impact of each of them is monitored and adjusted yearly pursuant to the strategy approved by the Board of Directors.

The interaction among these three aspects seeks to make incentives related to results and growth consistent with the risk thresholds determined by the Board of Directors.

In turn, there is no deferred payment of variable compensation subject to the occurrence of future events or in the long term, taking into consideration that the business environment in the Argentine financial system is characterized by being mainly transactional, with lending and borrowing transactions with a very short seasoning term.

Annual budget and management control – the latter carried out monthly in a general manner and quarterly in a more detailed manner – include different risk ratios, including the ratio between compensation and risks undertaken.

Variable compensation is only paid in cash. There are no payments in shares.

Every change to this policy is submitted to Banco de Galicia y Buenos Aires S.A.’s Human Resources and Governance Committee for its consideration.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 37. PENALTIES IMPOSED ON BANCO DE GALICIA Y BUENOS AIRES S.A. AND SUMMARY PROCEEDINGS COMMENCED BY THE ARGENTINE CENTRAL BANK

Penalties Imposed on Banco de Galicia y Buenos Aires S.A. Existing as of September 30, 2017:

Argentine Central Bank’s Financial Summary Proceedings No. 1308. Penalty notification date: October 28, 2013. Reason for the imposition of the penalty: Alleged non-compliance with the regulations on prevention of money laundering due to lack of files and of customers’ awareness. Consequently, the members of Banco de Galicia y Buenos Aires S.A.’s Board of Directors then effective were punished with a fine amounting to $1,353.

Status of the pending proceedings: federal extraordinary appeal before the Argentine Supreme Court of Justice (CSJN, as per its initials in Spanish) against the judgment passed by the Argentine Federal Court of Appeals in Administrative Matters that dismissed the appeal filed by the damaged parties against the penalties applied. Accounting treatment: Fines were paid in full and charged to income for the corresponding fiscal year.

Argentine Central Bank’s Financial Summary Proceedings No. 1223 and 1226 (accumulated). Penalty notification date: November 15, 2013. Reason for the imposition of the penalty: Alleged non-compliance with Communiqué “A” 3426 and Communiqué “A” 3381 of the Argentine Central Bank, and alleged non-compliance with restrictions related to assistance to related customers. As a consequence of the aforementioned summary proceedings, Banco de Galicia y Buenos Aires S.A. and certain related customers received a warning and were punished with a fine in the amount of $3,358.

Status of the proceedings: on June 27, 2017, the CSJN dismissed the federal extraordinary appeal that had been filed and the penalties imposed became final. Accounting treatment: Fines were paid in full and charged to income for the corresponding fiscal year.

U.I.F.’s Summary Proceedings No. 68/09. Penalty notification date: February 25, 2010. Reason for the imposition of the penalty: Alleged omission to report suspicious activities, in possible infringement of Act No. 25246. As a consequence of the aforementioned summary proceedings, Banco de Galicia y Buenos Aires S.A., one of its directors and one of its officers were punished with a fine in the amount of $4,483.

Status of the proceedings: Division I of the Argentine Federal Court of Appeals in Administrative Matters partially revoked the penalties, releasing Eduardo A. Fanciulli from any liability and reducing the fines imposed. The U.I.F., Banco de Galicia y Buenos Aires S.A. and Mr. Enrique M. Garda Olaciregui filed federal extraordinary appeals before the CSJN. Accounting treatment: As of September 30, 2017 and December 31, 2016, a provision for $4,483 has been set up.

Summary Proceedings Commenced by the Argentine Central Bank (with no Penalties) Pending as of September 30, 2017:

Summary Proceedings No. 6075: Notification date: January 26, 2015. Charges filed: Alleged infringement of Communiqué “A” 4940, “A” 4662 and “C” 51232 of the Argentine Central Bank upon carrying out eight foreign exchange transactions. Individuals subject to summary proceedings: Banco de Galicia y Buenos Aires S.A. and certain relevant officers. Status of the proceedings: a defense brief was filed and the lack of definition by the most favorable criminal law was put forward. Both are being analyzed by the Argentine Central Bank’s Management Division of Foreign Exchange Litigation Matters.

Summary Proceedings No. 6669: Notification date: December 29, 2015. Charges filed: Alleged breach of Section 1, Subsections c), e) and f) of Act No. 19359, integrated into Argentine Central Bank’s Communiqué “A” 3471, 3826 and 5264. Individuals subject to summary proceedings: Banco de Galicia y Buenos Aires S.A. and certain relevant officers. Status of the proceedings: a defense brief was filed and the lack of definition by the most favorable criminal law was put forward, which is being analyzed by the Argentine Central Bank’s Management Division of Foreign Exchange Litigation Matters.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Summary Proceedings No. 6670: Notification date: February 16, 2016. Charges filed: Alleged breach of Section 1, Subsections c), e) and f) of Act No. 19359, integrated into Argentine Central Bank’s Communiqué “A” 5377 (amending point 3 of Annex to Communiqué “A” 5264). Individuals subject to summary proceedings: Banco de Galicia y Buenos Aires S.A. and certain relevant officers. Status of the proceedings: a defense brief was filed and the lack of definition by the most favorable criminal law was put forward. Both are being analyzed by the Argentine Central Bank’s Management Division of Foreign Exchange Litigation Matters.

Summary Proceedings No. 6988: Notification date: August 25, 2016. Charges filed: Alleged breach of Section 1, Subsections c), e) and f) of Act No. 19359, integrated into Argentine Central Bank’s Communiqué “A” 3471, 3826, 5264 and 5265. Individuals subject to summary proceedings: certain relevant officers. Status of the proceedings: a defense brief was filed and the lack of definition by the most favorable criminal law was put forward. Both are being analyzed by the Argentine Central Bank’s Management Division of Foreign Exchange Litigation Matters.

NOTE 38. SUBSEQUENT EVENTS

TARJETA NARANJA S.A. AND TARJETAS CUYANAS S.A.

During September 2017, Tarjeta Naranja S.A. (merging company) and Tarjetas Cuyanas S.A. (merged company) entered into a preliminary merger agreement, pursuant to which Tarjetas Cuyanas S.A.’s assets and liabilities would be merged into Tarjeta Naranja S.A., effective October 1, 2017.

TARJETAS REGIONALES S.A.

The General Ordinary and Extraordinary Shareholders’ Meeting of Tarjetas Regionales S.A. held on October 23, 2017 approved the decision to relocate the company’s registered office to the jurisdiction of the city of Buenos Aires.

CORPORATE REORGANIZATION BETWEEN BANCO DE GALICIA Y BUENOS AIRES S.A. AND GRUPO FINANCIERO GALICIA S.A.

(See Note 17 to the financial statements).

GRUPO FINANCIERO GALICIA S.A.

INTERIM BALANCE SHEET

AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016

Figures Stated in Thousands of Pesos ($)

	Notes	Schedules	09.30.17 (unaudited)	12.31.16

Assets

Current Assets

Cash and Due from Banks	2 and 11		369	320
Investments	9 and 11	D and G	9,356,127	199,459
Other Receivables	3, 9 and 11	E and G	375,796	39,292

Total Current Assets			9,732,292	239,071

Non-current Assets
Investments	9	B and C	25,612,506	20,513,853
Fixed Assets		A	1,888	-

Total Non-current Assets			25,614,394	20,513,853

Total Assets			35,346,686	20,752,924

Liabilities

Current Liabilities

Financial Debt	4, 9 and 15		115,063	363,956
Salaries and Social Security Contributions	5 and 9		407	2,652
Tax Liabilities	6 and 9		13	27,562
Other Liabilities	7, 9 and 11	G	36,483	6,049

Total Current Liabilities			151,966	400,219

Non-current Liabilities

Other Liabilities	7 and 9		6	6

Total Non-current Liabilities			6	6

Total Liabilities			151,972	400,225

Shareholders’ Equity (per Related Statement)			35,194,714	20,352,699

Total Liabilities and Shareholders’ Equity			35,346,686	20,752,924

The accompanying Notes 1 to 17 and Schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

INTERIM INCOME STATEMENT

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($)

	Notes	Schedules	09.30.17 (unaudited)	09.30.16 (unaudited)

Net Income on Investments in Related Institutions			5,726,011	4,352,989
Administrative Expenses	11	H	(72,594)	(45,929)
Financial and Holding (Loss) / Income	11		111	(64,265)
Generated by Assets			25,139	33,283
Interest
On Special Checking Account Deposits			12	-
On Mutual Funds			3,076	3,687
On Time Deposits			-	21
Income / Loss from Government and Corporate Securities			(35,711)	7,492
Foreign Exchange Income			57,762	22,083
Generated by Liabilities			(25,028)	(97,548)
Interest
On Financial Debt	(*)		(43,412)	(95,841)
Others			-	(588)
Foreign Exchange Income (Loss)			18,384	(1,119)
Other Income and Expenses – (Loss) / Income			(109)	3,086
Net Income before Income Tax			5,653,419	4,245,881
Income Tax	13		-	-
Net Income for the Period	14		5,653,419	4,245,881

(*) Balances net of eliminations corresponding to transactions conducted with companies included in Section 33 of Law No. 19550. See Note 11.

The accompanying Notes 1 to 17 and Schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($)

Item	Shareholders’ Contributions (*)						Retained Earnings (**)			Total Shareholders’ Equity
	Capital Stock	Capital Adjustment	Premium for Negotiation of Shares in Own Portfolio	Additional Paid-in Capital		Total	Legal Reserve	Discretionary Reserve	Unappropriated Retained Earnings
Balances as of 12.31.15	1,300,265	278,131	606	218,990		1,797,992	315,680	8,032,752	4,338,397	14,484,821
Distribution of Unappropriated Retained Earnings (1)
Discretionary Reserve	-	-	-	-		-	-	4,188,397	(4,188,397)	-
Cash Dividends	-	-	-	-		-	-	-	(150,000)	(150,000)
Income for the Period	-	-	-	-		-	-	-	4,245,881	4,245,881
Balances as of 09.30.16	1,300,265	278,131	606	218,990		1,797,992	315,680	12,221,149	4,245,881	18,580,702

Balances as of 12.31.16	1,300,265	278,131	606	218,990		1,797,992	315,680	12,221,149	6,017,878	20,352,699
Distribution of Unappropriated Retained Earnings (2)
Discretionary Reserve	-	-	-	-		-	-	5,777,878	(5,777,878)	-
Cash Dividends	-	-	-	-		-	-	-	(240,000)	(240,000)
Capital Increase(3)	110,000	-	-	9,318,596	(4)	9,428,596	-	-	-	9,428,596
Income for the Period	-	-	-	-		-	-	-	5,653,419	5,653,419
Balances as of 09.30.17	1,410,265	278,131	606	9,537,586		11,226,588	315,680	17,999,027	5,653,419	35,194,714

(*) See Notes 8 and 16.

(**) See Note 12.

(1) Approved by the Ordinary Shareholders’ Meeting held on April 26, 2016.

(2) Approved by the Ordinary Shareholders’ Meeting held on April 25, 2017.

(3) Approved by the Ordinary Shareholders’ Meeting held on August 15, 2017. See Note 16.

(4) Amount net of expenses incurred in connection with the issuance.

The accompanying Notes 1 to 17 and Schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

INTERIM STATEMENT OF CASH FLOWS AND CASH EQUIVALENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($)

	Notes	09.30.17 (unaudited)	09.30.16 (unaudited)
Changes in Cash
Cash at Beginning of Fiscal Year	1.I.	163,299	22,912
Cash at Period-end	1.I.	9,327,530	184,952
Net Increase in Cash		9,164,231	162,040
Causes for Changes in Cash
Operating Activities
Collections for Services		-	3,258
Payments to Suppliers of Goods and Services		(141,026)	(33,665)
Personnel Salaries and Social Security Contributions		(29,714)	(6,417)
Payments of Other Taxes		(13,542)	(17,526)
(Payments) / Collections for Other Operating Activities, Net		(8,940)	7,502
Net Cash Flow Used in Operating Activities		(193,222)	(46,848)
Investing Activities
Collection of Dividends		633,758	430,810
Investment Collections		-	152,705
Investments Pending Settlement		(358,029)	-
Payments for Purchases of Fixed Assets		(2,247)	-
Payments for Equity Investments		(907)	-
Collection from Sale of Equity Investments		4,121	-
Collections from Sale of Fixed Assets		-	210
Net Cash Flow Provided by Investing Activities		276,696	583,725
Financing Activities
Loans Received, Net		(238,200)	(140,155)
Payment of Capital Increase		9,655,910	-
Distribution of Dividends		(240,000)	(150,000)
Payments of Interest, Net		(96,953)	(84,682)
Net Cash Flow Provided by / (Used in) Financing Activities		9,080,757	(374,837)
Net Increase in Cash		9,164,231	162,040

The accompanying Notes 1 to 17 and Schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 1. BASIS FOR THE PREPARATION OF THE INTERIM FINANCIAL STATEMENTS

These interim financial statements have been stated in thousands of Argentine Pesos and prepared in accordance with the disclosure and valuation accounting standards contained in the Technical Pronouncements issued by the F.A.C.P.C.E., approved by the C.P.C.E.C.A.B.A. and the C.N.V., with the considerations mentioned in Note 1 to the consolidated interim financial statements in relation to the criteria for the valuation of the following subsidiaries: Banco de Galicia y Buenos Aires S.A. and Sudamericana Holding S.A.

The preparation of interim financial statements at a given date requires the Company’s Management to make estimates and assessments regarding events and/or situations and/or circumstances that affect or may affect the amounts of assets and liabilities reported and the disclosure of contingent assets and liabilities at that date, as well as the income and expenses recorded for the period/fiscal year. The Company’s Management makes estimates in order to calculate, at any given moment, for example, the depreciation charges, the recoverable value of assets, the income tax charge and provisions for contingencies. Estimates and assessments made as of the date that these interim financial statements were prepared may differ from the situations, events and/or circumstances that may actually occur in the future.

On March 25, 2003, the Argentine National Executive Branch issued Decree No. 664 establishing that interim financial statements for fiscal years ending as from said date be stated in nominal currency. Consequently, in accordance with Resolution No. 441/03 of the C.N.V., the Company discontinued the restatement of its interim financial statements as of March 1, 2003. This criterion is not in line with Argentine GAAP, under which financial statements are to be restated until September 30, 2003. Nevertheless, this departure has not produced a significant effect on the interim financial statements.

The index used for restating the items in these financial statements was the domestic wholesale price index published by the Argentine Institute of Statistics and Census (I.N.D.E.C.).

The most significant accounting policies used in preparing the Financial Statements are listed below:

A. ASSETS AND LIABILITIES IN DOMESTIC CURRENCY

Monetary assets and liabilities which include, where applicable, the interest accrued at period/fiscal year-end, are stated in period-end currency and therefore require no adjustment whatsoever.

B. ASSETS AND LIABILITIES IN FOREIGN CURRENCY (U.S. DOLLARS)

The assets and liabilities in foreign currency were stated at the U.S. Dollar exchange rate set by the Argentine Central Bank at the close of operations on the last business day of the period/fiscal year.

Interest receivable or payable has been accrued, where applicable.

C. INVESTMENTS

C.1. Current

Special checking account deposits have been measured at their face value, plus accrued interest at period/fiscal year-end.

Argentine mutual fund units have been valued at fiscal year-end closing price.

Government securities are valued at their period-end closing price.

C.2. Non-current

The equity investments in companies are recognized using the equity method as of period/fiscal year-end.

The consolidated interim financial statements of Sudamericana Holding S.A. have been prepared pursuant to the regulations of the Argentine Superintendent of Insurance (S.S.N.), which differ from Argentine GAAP in certain aspects. Nevertheless, this departure has not produced a significant effect on the Company’s financial statements.

The equity investments in Banco de Galicia y Buenos Aires S.A. and Compañía Financiera Argentina S.A. have been recognized using the equity method, which arises from financial statements prepared in accordance with Argentine Banking GAAP, which differ in the aspects mentioned in Note 1.15. to the consolidated interim financial statements from Argentine GAAP.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

The valuation of the minority interest in Compañía Financiera Argentina S.A. does not exceed the estimated recoverable values.

D. GOODWILL

Goodwill resulting from the acquisition of shares in other companies, which is recorded under “Investments,” has been valued at its acquisition cost, net of the corresponding accumulated amortization, calculated proportionally over the estimated useful life.

Amortization is assessed on a straight-line basis in equal monthly installments, with an amortization term of 120 months. See Schedule B.

The updated residual value of the assets does not exceed their estimated recoverable value at period/fiscal year-end.

E. FIXED ASSETS

Fixed Assets have been valued at their acquisition cost, net of accumulated depreciation.

Depreciation is calculated on a straight-line basis, at rates determined based on the useful life assigned to the assets, which is 60 months for vehicles. See Schedule A.

The updated residual value of the assets, taken as a whole, does not exceed their value-in-use at period end.

F. FINANCIAL DEBT

Financial debt has been valued pursuant to the amount of money received, plus the accrued portion of interest as of period/fiscal year-end.

G. INCOME TAX AND MINIMUM PRESUMED INCOME TAX

The Company has recognized the income tax charge according to the deferred tax method, thus recognizing the temporary differences between measurements of accounting and tax assets and liabilities, at the rate in force (see Note 13 to the interim financial statements). Due to the unlikelihood that future taxable income may be enough to absorb tax loss carry-forwards, the Company has established an allowance for impairment of value with regard to such income and has not recorded tax loss carry-forwards. See Schedule E to the financial statements.

The Company determines the minimum presumed income tax at the effective rate of 1% of the computable assets at period/fiscal year-end. This tax is supplementary to the income tax. The Company’s tax liability for each fiscal year shall be determined by the higher of the two taxes. However, if the minimum presumed income tax were to exceed income tax in a given fiscal year, such excess may be computed as a payment on account of the income tax that could be generated in any of the next ten fiscal years.

The breakdown of outstanding tax credits and their probable expiration date are detailed below:

Date of Generation	Tax Credit as of		Expiration Date
	09.30.17 (unaudited)	12.31.16
2010	938	938	2020
2011	1,057	1,057	2021
2012	762	762	2022
2013	467	467	2023
2014	264	264	2024
2015	1,006	1,006	2025
2016	-	-	2026
2017	121	-	2027
	4,615	4,494

The Company has set up a provision for the minimum presumed income tax credit accrued during this period and the previous fiscal year, for $4,615 and $4,494, respectively, since its recovery is not likely at the issuance date of these interim financial statements. See Schedule E.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

H. SHAREHOLDERS’ EQUITY

H.1. Activity in the Shareholders’ Equity accounts has been restated as mentioned in paragraphs three and four of this Note.

The “Subscribed and Paid-in Capital” account has been stated at its face value and at the value of the contributions in the currency value of the fiscal year in which those contributions were actually made.

The adjustment stemming from the restatement of that account in constant currency has been allocated to the “Capital Adjustment” account.

H.2. Income and Expense Accounts

The results of operations for each period are presented in the period in which they accrue.

I. STATEMENT OF CASH FLOWS

“Cash and Due from Banks,” investments and receivables held for the purpose of complying with the short-term commitments undertaken, with a high level of liquidity, easily converted into known amounts of cash, subject to insignificant risks of changes in value and with a maturity less than three months from the date of the acquisition thereof, are considered to be cash and cash equivalents. The breakdown is as follows:

	Notes	Schedules	09.30.17 (unaudited)	12.31.16
Cash and Due from Banks	2		369	320
Investments		D and G	9,327,161	162,979
Total			9,327,530	163,299

J. ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

As mentioned in Note 1.16 to the consolidated financial statements, the Company is in the process of converting to I.F.R.S., the application of which will be mandatory as from the fiscal year beginning January 1, 2018. The first quarterly financial statements to be presented under these standards are those as of June 30, 2018.

Consequently, the date of transition to the I.F.R.S. for the Company, as set forth in I.F.R.S. 1 “First-time Adoption of I.F.R.S.”, is January 1, 2017.

The reconciliations of balance sheet and shareholders’ equity balances determined according to accounting standards in force and those determined according to I.F.R.S. as of September 30, 2017, and the reconciliation of the comprehensive income as of such date are included below. In this regard, in preparing reconciliations, the Company has considered those I.F.R.S. it expects to be applicable for the preparation of its financial statements as of December 31, 2018. The items and figures included in this note are subject to changes and may only be considered final upon the preparation of the annual financial statements as of the fiscal year in which I.F.R.S. are applicable for the first time. For the purposes of preparing this reconciliation, the Company has not made all reclassifications that would be required for appropriate disclosure under I.F.R.S.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

A.    Balance Sheet Reconciliation

Accounts	Ref.	Balance	I.F.R.S. Adjustment	I.F.R.S. Balance
Assets
Current Assets
Cash and Cash Equivalents		369	-	369
Short-term Investments		9,356,127	-	9,356,127
Other Receivables		375,796	-	375,796
Total Current Assets		9,732,292	-	9,732,292
Non-current Assets
Investments in Associates and Joint Ventures	(b)	25,612,506	2,837,289	28,449,795
Fixed Assets		1,888	-	1,888
Total Non-Current Assets		25,614,394	2,837,289	28,451,683
Total Assets		35,346,686	2,837,289	38,183,975
Liabilities
Current Liabilities
Financial Debt	(a)	115,063	(147)	114,916
Salaries and Social Security Contributions		407	-	407
Tax Liabilities		13	-	13
Other Liabilities		36,483	-	36,483
Total Current Liabilities		151,966	(147)	151,819
Non-current Liabilities
Other Liabilities		6	-	6
Total Non-Current Liabilities		6	-	6
Total Liabilities		151,972	(147)	151,825
Total Shareholders’ Equity		35,194,714	2,837,436	38,032,150

Accounts	Balance	First-time I.F.R.S. Adjustment	I.F.R.S. Adjustment	I.F.R.S. Balance
Shareholders’ Equity	35,194,714	2,924,283	(86,847)	38,032,150
Capital, Contributions and Reserves	29,541,295	-	-	29,541,295
Other Comprehensive Income from Associates	-	284,182	(276,843)	7,339
Unappropriated Retained Earnings	5,653,419	2,640,101	189,996	8,483,516

B. Statement of Income and Comprehensive Income Reconciliation (unaudited)
Accounts	Ref.	Balance	I.F.R.S. Adjustment	I.F.R.S. Balance
Income from Associates	(b) and (c)	5,726,011	189,849	5,915,860
Administrative Expenses		(72,594)	-	(72,594)
Financial and Holding Income (Loss)		111	147	258
- Generated by Assets		25,139	-	25,139
- Generated by Liabilities	(a)	(25,028)	147	(24,881)
Other Income and Expenses		(109)	-	(109)
Net Income before Income Tax		5,653,419	189,996	5,843,415
Income Tax		-	-	-
Net Income for the Period		5,653,419	189,996	5,843,415
Other Comprehensive Income		-	(276,843)	(276,843)
Total Comprehensive Income for the Period		5,653,419	(86,847)	5,566,572

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

C.     Explanation of the Most Significant Adjustments

(a) Change in the Criterion of Classification and Measurement of Financial Assets and Liabilities

The I.F.R.S. divide all financial assets into three classifications: those measured at amortized cost, those measured at fair value through other comprehensive income and those measured at fair value through profit or loss, based on the business model and the characteristics of instruments.

Grupo Financiero Galicia S.A.’s accounting policy under accounting standards in force differs from the provisions set out by I.F.R.S. in the following aspects:

(i)	Government securities are recorded at their acquisition cost increased on an exponential basis according to their internal rate of return (I.R.R.).
(ii)	Financial debt has been recorded at their technical value.

As set out by I.F.R.S. 9, a company will classify financial assets, as measured subsequently at amortized cost, at fair value with changes in other comprehensive income or at fair value with changes in profit or loss, based on:

-	the entity’s business model to manage financial assets; and
-	the characteristics of contractual cash flows of the financial asset.

According to the business model Grupo Financiero Galicia S.A. applies for managing financial assets, they have been classified into the following categories:

Amortized Cost

The financial and profit or loss effect the calculation of the amortized cost, as set out in I.F.R.S. 9, has on the Company for financial debt imposes a decrease of $147.

(b)    Equity Investments

The equity method was used for the valuation of equity investments and each company’s financial statements as of December 31, 2016 and September 30, 2017 have been used (See Note 10 to the separate financial statements). The shareholders’ equity arising from their financial statements have been corrected by the effect the application of I.F.R.S. has had thereon. The effect of adjustments represents a financial and profit or loss increase of $2,837,289 and $184,207, respectively, and a decline in other comprehensive income of $276,843.

(c)    Intangible Assets

According to I.F.R.S., an intangible asset is an identifiable non-monetary asset that has no physical substance. In order to be recognized, the Bank should have control thereof and the asset should generate future economic benefits.

Under accounting standards in force, intangible assets that do not meet I.F.R.S. requirements to be capitalized were recognized. The adjustment is related to the reversal of the amortization for the period. The effect of the adjustments represents a profit or loss increase of $5,642. In addition, intangible assets were fully amortized during the year. Therefore, they will not cause any financial impact when the application of I.F.R.S. becomes fully effective for the 2018 fiscal year.

I.F.R.S. 1 APPLICATION

I.F.R.S. 1 allows entities that adopt I.F.R.S. for the first time to consider certain one-time exemptions from the principle of retrospective application of I.F.R.S. in force for the closing of financial statements as of December 31, 2018. Such exemptions have been established by the IASB to make the first application of those standards simpler. In preparing the adjustments to Grupo Financiero Galicia S.A.’s financial statements no exemption considered by I.F.R.S. 1 has been made.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 2. CASH AND DUE FROM BANKS

As of September 30, 2017 and December 31, 2016, the breakdown of the account was as follows:

	Notes	Schedules	09.30.17 (unaudited)	12.31.16
Cash			19	20
Due from Banks – Checking Accounts	11		350	300
Total			369	320

NOTE 3. OTHER RECEIVABLES

As of September 30, 2017 and December 31, 2016, the breakdown of the account was as follows:

Current	Notes	Schedules	09.30.17 (unaudited)	12.31.16
Tax Credits			3,627	2,681
Miscellaneous Receivables
Recoverable Expenses			2,871	30,241
Sundry Debtors	11		15,773	128
Prepaid Expenses			508	61
Others	11		355,888	9,052
Allowance for Impairment of Value of Miscellaneous Receivables		E	(2,871)	(2,871)
Total	9		375,796	39,292

Non-current	Notes	Schedules	09.30.17	12.31.16
Tax Credits
Minimum Presumed Income Tax Receivables	1.G.		4,615	4,494
Allowance for Impairment of Value of Minimum Presumed Income Tax Receivables	1.G.	E	(4,615)	(4,494)
Deferred Tax Asset, Net	1.G. and 13		231,086	150,171
Allowance for Impairment of Value of Deferred Tax Asset	1.G. and 13	E	(231,086)	(150,171)
Total			-	-

NOTE 4. FINANCIAL DEBT

As of September 30, 2017 and December 31, 2016, the breakdown of the account was as follows:

Current	Notes	Schedules	09.30.17 (unaudited)	12.31.16
Notes	9 and 15		115,063	363,956
Total			115,063	363,956

NOTE 5. SALARIES AND SOCIAL SECURITY CONTRIBUTIONS

As of September 30, 2017 and December 31, 2016, the breakdown of the account was as follows:

Current	Notes	Schedules	09.30.17 (unaudited)	12.31.16
Argentine Integrated Social Security System (S.I.P.A.)			47	222
Provision for Bonuses			48	100
Provision for Directors’ and Syndics’ Fees			263	-
Provision for Retirement Insurance			-	2,321
Provision for Annual Salary Bonus (SAC)			44	-
Others			5	9
Total	9		407	2,652

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 6. TAX LIABILITIES

As of September 30, 2017 and December 31, 2016, the breakdown of the account was as follows:

Current	Notes	Schedules	09.30.17 (unaudited)	12.31.16
Income Tax – Withholdings to Be Deposited/Tax Credit			13	192
Provision for Tax on Personal Property – Substitute Taxpayer			-	27,370
Total	9		13	27,562

NOTE 7. OTHER LIABILITIES

As of September 30, 2017 and December 31, 2016, the breakdown of the account was as follows:

Current	Notes	Schedules	09.30.17 (unaudited)	12.31.16
Sundry Creditors			5,098	449
Provision for Expenses	11	G	31,382	5,598
Guarantee Deposit of Directors			3	2
Total	9		36,483	6,049

Non-current	Notes	Schedules	09.30.17 (unaudited)	12.31.16
Guarantee Deposit of Directors			6	6
Total	9		6	6

NOTE 8. CAPITAL STATUS

The capital status as of the dates mentioned was as follows:

Capital Stock	Face Value			Restated at Constant Currency
	Subscribed	Paid-in	Registered
Balances as of 12.31.15	1,300,265	1,300,265	1,300,265	1,578,396
Balances as of 12.31.16	1,300,265	1,300,265	1,300,265	1,578,396
Capital Increase(1)	110,000	110,000	-	1,688,396
Balances as of 09.30.17 (unaudited)	1,410,265	1,410,265	1,300,265	1,688,396

(1) See Note 16.

NOTE 9. ESTIMATED COLLECTION OR PAYMENT TERMS OF RECEIVABLES, INVESTMENTS, AND DEBTS

As of September 30, 2017, the breakdown of receivables, investments, and debts according to their estimated collection or payment term was as follows:

	Investments	Other Receivables	Financial Debt	Salaries and Social Security Contributions	Tax Liabilities	Other Liabilities
1st Quarter (*)	9,356,127	375,510	115,063	144	13	36,483
2nd Quarter (*)	-	-	-	-	-	-
3rd Quarter (*)	-	-	-	263	-	-
4th Quarter (*)	-	286	-	-	-	-
After One Year (*)	-	-	-	-	-	6
Subtotal Falling Due	9,356,127	375,796	115,063	407	13	36,489
No Set Due Date	25,612,506	-	-	-	-	-
Total	34,968,633	375,796	115,063	407	13	36,489
Non-interest Bearing	25,641,598	375,796	-	407	13	36,489
At Variable Rate	84,181	-	115,063	-	-	-
At Fixed Rate	9,242,854	-	-	-	-	-
Total	34,968,633	375,796	115,063	407	13	36,489
(*)	From the closing date of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 10. EQUITY INVESTMENTS

The breakdown of the Company’s direct equity investments as of period/fiscal year-end was as follows:

Information as of:	09.30.17 (unaudited)

Issuing Company	Direct Holding
	Shares			Percentage of Equity Investment Held in
	Type		Amount	Total Capital	Possible Votes
Banco de Galicia y Buenos Aires S.A.	Ordinary	(*)	562,326,651	100.00000	100.00000
Compañía Financiera Argentina S.A.	Ordinary		16,726,875	3.00000	3.00000
Galicia Administradora de Fondos S.A.	Ordinary		19,000	95.00000	95.00000
Galicia Warrants S.A.	Ordinary		875,000	87.50000	87.50000
Net Investment S.A. (in liquidation)	Ordinary		10,500	87.50000	87.50000
Galicia Valores S.A.	Ordinary		10,000	1.00000	1.00000
Sudamericana Holding S.A.	Ordinary		162,447	87.50034	87.50034

(*) Ordinary shares A and B.

Information as of:	12.31.16

Issuing Company	Direct Holding
	Shares			Percentage of Equity Investment Held in
	Type		Amount	Total Capital	Possible Votes
Banco de Galicia y Buenos Aires S.A.	Ordinary	(*)	562,326,651	100.00000	100.00000
Compañía Financiera Argentina S.A.	Ordinary		16,726,875	3.00000	3.00000
Galicia Administradora de Fondos S.A.	Ordinary		19,000	95.00000	95.00000
Galicia Warrants S.A.	Ordinary		875,000	87.50000	87.50000
Net Investment S.A. (in liquidation)	Ordinary		10,500	87.50000	87.50000
Sudamericana Holding S.A.	Ordinary		162,447	87.50034	87.50034

(*) Ordinary shares A and B.

The financial position and results of operations of the companies in which Grupo Financiero Galicia S.A. holds a direct equity investment as of period/fiscal year-end are as follows:

Information as of:	09.30.17 (unaudited)

Company	Assets	Liabilities	Shareholders’ Equity	Net Income
Banco de Galicia y Buenos Aires S.A.	230,208,659	206,141,331	24,067,328	5,161,451
Compañía Financiera Argentina S.A.	7,610,287	6,422,045	1,188,242	222,742
Galicia Administradora de Fondos S.A.	449,589	128,420	321,169	311,285
Galicia Warrants S.A.	112,761	45,964	66,797	26,747
Net Investment S.A. (in liquidation)	283	1	282	23
Galicia Valores S.A.	166,381	26,587	139,794	57,058
Sudamericana Holding S.A.(*)	872,554	26,329	846,225	108,232

(*) Income for the three-month period ended September 30, 2017.

Information as of:	12.31.16			09.30.16

Company	Assets	Liabilities	Shareholders’ Equity	Net Income
Banco de Galicia y Buenos Aires S.A.	209,306,331	190,400,460	18,905,871	3,541,707
Compañía Financiera Argentina S.A.	5,893,851	4,678,351	1,215,500	230,701
Galicia Administradora de Fondos S.A.	280,237	73,502	206,735	127,705
Galicia Warrants S.A.	112,504	54,454	58,050	24,870
Net Investment S.A. (in liquidation)	262	4	258	39
Sudamericana Holding S.A.(*)	1,029,861	10,716	1,019,145	200,430

(*) Income for the three-month period ended September 30, 2016.

On January 12, 2017, Grupo Financiero Galicia S.A. accepted an offer, made by Mr. Julio Alfredo Fraomeni and Galeno Capital S.A.U., to buy the Company’s whole minority interest in Compañía Financiera Argentina S.A. The closing of the transaction is subject to compliance with the conditions set out in the offer, including receipt of any necessary approvals by the relevant authorities.

We believe that this transaction will not have a significant impact on the Company’s shareholders’ equity.

On May 16, 2017, Grupo Financiero Galicia S.A. accepted an offer to sell 1% of the equity interests in Galicia Valores S.A. held by Compañía Financiera Argentina S.A., representing 10,000 shares in total.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 11. SECTION 33 OF LAW 19550 - CORPORATIONS LAW

The financial statements include the following significant balances corresponding to transactions with its controlled companies and its subsidiaries:

BANCO DE GALICIA Y BUENOS AIRES S.A.

Assets	Notes	Schedules	09.30.17 (unaudited)	12.31.16
Cash and Due from Banks – Checking Accounts	2		340	269
Investments – Special Checking Account	9	D	126	115
Other Receivables – Miscellaneous US$	9	G	353,177	-
Total			353,643	384

Liabilities	Notes	Schedules	09.30.17 (unaudited)	12.31.16
Other Liabilities – Provision for Expenses	7 and 9		388	300
Total			388	300

Income	Notes	Schedules	09.30.17 (unaudited)	09.30.16 (unaudited)
Financial Income – Interest on Promissory Notes Receivable			-	12,576
Total			-	12,576

Expenses	Notes	Schedules	09.30.17 (unaudited)	09.30.16 (unaudited)
Administrative Expenses		H
Other Operating Expenses			3,032	2,991
Other Expenses			45	34
Financial Expenses – Interest on Financial Debt			10,653	23,196
Total			13,730	26,221

GALICIA WARRANTS S.A.

Assets	Notes	Schedules	09.30.17 (unaudited)	12.31.16
Other Receivables – Others	3 and 9		15,750	8,750
Total			15,750	8,750

NOTE 12. RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

Pursuant to Section 70 of the Argentine General Corporations Law, the Corporate Bylaws and Resolution No. 368/01 of the C.N.V., 5% of the net income for the year should be transferred to the Legal Reserve until 20% of the capital stock is reached.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 13. INCOME TAX

The following tables show the changes and breakdown of deferred tax assets and liabilities:

Assets	Tax Loss Carry- forwards	Other Receivables	Allowances	Other Liabilities	Total
Balances as of 12.31.15	108,120	5,052	1,746	164	115,082
Charge to Income	51,001	(5,052)	132	(1,116)	44,965
Expiration of Tax Loss Carry-forwards	(9,822)	-	-	-	(9,822)
Others	(1,228)	-	700	952	424
Balances as of 12.31.16	148,071	-	2,578	-	150,649
Charge to Income	83,206	-	42	(21)	83,227
Expiration of Tax Loss Carry-forwards (Schedule E)	-	-	-		-
Others (Schedule E)	209	-	-	22	231
Balances as of 09.30.17 (unaudited)	231,486	-	2,620	1	234,107

Liabilities	Bank Premises and Equipment	Investments	Others	Total
Balances as of 12.31.15	16	191	85	292
Charge to Income	8	260	-	268
Others	(24)	-	(58)	(82)
Balances as of 12.31.16	-	451	27	478
Charge to Income	(20)	(193)	2,525	2,312
Others (Schedule E)	-	247	(16)	231
Balances as of 09.30.17 (unaudited)	(20)	505	2,536	3,021

Net deferred tax assets as of September 30, 2017 and December 31, 2016 amount to $231,086 and $150,171, respectively.

A provision for the deferred tax asset has been fully recorded, since it is assumed that the recovery thereof is not likely at the issuance date of these financial statements. See Schedule E.

Tax loss carry-forwards recorded by the Company, pending being used, amount to approximately $430,460, pursuant to the following breakdown:

Year of Generation	Amount	Year Due	Deferred Tax Assets
2012	37,359	2017	13,076
2013	110,306	2018	38,606
2014	61,643	2019	21,575
2015	68,036	2020	23,813
2016	146,315	2021	51,210
2017	237,731	2022	83,206
Balances as of 09.30.17	661,390		231,486

The classification of net deferred tax assets and liabilities recorded in accordance with their expected term of turn-around is shown in Note 9.

The following table shows the reconciliation of income tax charged to income to that which would result from applying the tax rate in force to the book income before tax:

	09.30.17 (unaudited)	09.30.16 (unaudited)
Book Income Before Income Tax	5,653,419	4,245,881
Income Tax Rate in Force	35%	35%
Result for the Period at the Tax Rate	1,978,697	1,486,058
Permanent Differences at the Tax Rate
Increase in Income Tax
Expenses not Included in Tax Return	1,274	3,925
Other Causes	1,976	2,539
Decrease in Income Tax
Loss on Investments in Related Institutions	(2,010,884)	(1,530,861)
Other Causes	(51,978)	-
Allowance for Impairment of Value (Schedule E)	(80,915)	38,339
Total Income Tax Charge Recorded	-	-

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

The following table shows the reconciliation of tax charged to income to tax determined for the period for tax purposes:

	09.30.17 (unaudited)	09.30.16 (unaudited)
Total Income Tax Charge Recorded	-	-
Temporary Differences
Variation in Deferred Tax Assets	83,227	38,373
Variation in Deferred Tax Liabilities	(2,312)	(34)
Allowance for Impairment of Value (Schedule E)	(80,915)	(38,339)
Total Tax Determined for Tax Purposes	-	-

NOTE 14. EARNINGS PER SHARE

Below is a breakdown of the earnings per share as of September 30, 2017 and 2016:

	09.30.17 (unaudited)	09.30.16 (unaudited)
Income for the Period	5,653,419	4,245,881
Outstanding Ordinary Shares Weighted Average	1,301,070	1,300,265
Diluted Ordinary Shares Weighted Average	1,301,070	1,300,265
Earnings per Ordinary Share (*)
Basic	4.3452	3.2654
Diluted	4.3452	3.2654

(*) Figures stated in Pesos.

NOTE 15. GLOBAL PROGRAM FOR THE ISSUANCE OF NOTES

On March 9, 2009, the General Ordinary Shareholders’ Meeting approved the creation of a Global Program for the Issuance of Simple Notes, not convertible into shares. Such Notes may be short-, mid- and/or long-term, secured or unsecured, peso-denominated, dollar-denominated or denominated in any other currency, subject to the compliance with all the legal or regulatory requirements applicable to the issuance in such currency or currency unit, adjustable or non-adjustable, and for a maximum outstanding face value of up to US$60,000 (sixty million U.S. Dollars) or the equivalent thereof in another currency.

The maximum term of the program shall be five years as from the date the program is authorized by the C.N.V., or for any longer term authorized pursuant to regulations in force.

Apart from that, the Notes may be issued pursuant to the laws and jurisdiction of Argentina and/or any other foreign country, in several classes and/or series during the period the Program is outstanding, with the possibility to reissue the amortized classes and/or series without exceeding the Program’s total amount, and notwithstanding the fact that the maturity dates of the different classes and/or series issued occur after the Program’s expiration date, with amortization terms not shorter than the minimum term or longer than the maximum term permitted by the regulations set forth by the C.N.V., among other terms.

By means of Resolution No. 16,113 dated April 29, 2009, the C.N.V. decided to authorize, with certain conditions, the creation of the Global Program. Such conditions were released on May 8, 2009.

The Shareholders’ Meeting held on April 14, 2010 approved an increase of US$40,000 in the amount of the Global Program for the Issuance of Notes, which was later confirmed by the Company’s Shareholders’ Meeting held on August 2, 2012.

On February 27, 2013, the Company’s Board of Directors approved the proceedings to begin to increase the amount of the program. On April 25, 2013, the C.N.V., by means of Resolution No. 17,064, authorized an increase in the maximum amount of the issuance of Simple Notes under the Global Program, not convertible into shares, for up to a Face Value of US$100,000 or its equivalent in other currencies.

On May 8, 2014, through Resolution No. 17,343, the C.N.V. decided to authorize the extension of the term of the Global Program for five (5) years.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

On July 27, 2015, Grupo Financiero Galicia S.A. issued Class VII Notes for a total amount of $160,000, maturing on July 27, 2017. Such Notes shall accrue interest at an annual nominal fixed rate of 27% during the first nine months and at a variable rate of BADLAR plus a nominal annual 4.25% rate for the following 15 months. Interest shall be paid on a quarterly basis, since October 27, 2015, and amortization shall be paid in one installment upon maturity.

As of September 30, 2017 and December 31, 2016, the following Notes issued in Pesos were outstanding:

Class	Face Value Amount	Term	Maturity Date	Interest Rate	Book Value $
					09.30.17 (unaudited)	12.31.16
V Series II(1)	$78,200	36 months	01.31.17	Variable Badlar + 5.25%	—	81,632
VI Series II(1)	$109,845	36 months	10.23.17	Variable Badlar + 4.25%	115,063	115,114
VII(1)	$160,000	24 months	07.27.17	(2)	—	167,210

(1) Settled upon maturity.

(2) Annual nominal 27% fixed rate during the first nine months, and variable BADLAR plus a nominal annual 4.25% rate for the following 15 months.

The net proceeds arising from the placement of the Notes were used as working capital in the Argentine Republic and/or for refinancing liabilities and/or for payment of capital contributions to controlled or affiliated companies, giving priority to a better fund management and to enhance returns deriving from the issuance, in compliance with the provisions set forth in Section 36 of Notes Law.

The working capital concept may include, in the case of the Company, among others, investments in affiliated companies, financial investments such as time deposits, financial placements, mutual funds and cash and due from banks.

The Class VI Series II Note was fully settled upon maturity, on October 23, 2017.

NOTE 16. SIGNIFICANT EVENTS FOR THE PERIOD

A. CAPITAL INCREASE

At the Ordinary and Extraordinary Shareholders’ Meeting of Grupo Financiero Galicia S.A., held on August 15, 2017, an increase in capital stock was approved by means of the issuance of up to 150,000,000 ordinary book-entry Class “B” shares, entitled to one vote per share and with a face value of $1 each. The shares are also entitled to dividends on an equal footing with such ordinary book-entry shares outstanding at the time of the issuance.

On September 7, 2017, the Board of Directors of the C.N.V., by means of Joint Resolution No. RESFC-2017-18927-APN-DIR#CNV, decided to authorize the public offering of 130,434,600 ordinary book-entry Class “B” shares, with a face value of $1 and one vote per share and, in case of over-subscription, an increase in such offering up to 19,565,190 ordinary book-entry Class “B” shares, with a face value of $1 and one vote each to be offered for public subscription, with preemptive and accretion rights.

The primary offering period ended on September 26, 2017, with 109,999,996 Class “B” shares having been subscribed for at a price of US$5 each. On September 29, 2017, such shares were issued and paid for.

The Company granted over-subscription rights to international placement agents who, on October 2, 2017, enforced such rights and were awarded an additional 16,500,004 Class “B” shares at a price of US$5 each, the issuance and payment of which took place on October 4, 2017.

Below is the breakdown of the capital structure following the aforementioned increase:

Shares
Amount	Type	Voting Rights per Share	Subscribed	Paid-in	Registered
281,221,650	Ordinary Class “A”, Face Value of 1	5	281,222	281,222	281,222
1,145,542,947	Ordinary Class “B”, Face Value of 1	1	1,145,543	1,145,543	1,019,043
1,426,764,597			1,426,765	1,426,765	1,300,265

The expenses incurred in connection with the capital increase were deducted from additional paid-in capital, as provided for in Section 202 of the General Corporations Law.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

As of the date of these financial statements, the capital increase is pending registration with the Argentine Public Registry of Commerce.

Below is a detail of the interest held by EBA Holding S.A. (the “Controlling Company”), following the over-subscription:

Interest Held by the Controlling Company in the Shareholders’ Equity: 19.71%

Interest Held by the Controlling Company in the Votes: 55.11%

B. TARJETAS REGIONALES S.A.

In August 2017, the Company accepted irrevocable offers of sale from Messrs. Juan Carlos Angulo, Alejandro Pedro Angulo, Miguel Angel Innocenti and José Luis Innocenti, each of them individually accounting for 5,658,315 ordinary book-entry Class “A” shares, with a face value of $1 and 5 votes each and 10,508,299 ordinary book-entry Class “B” shares, with a face value of $1 and one vote each of Tarjetas Regionales S.A.’s capital stock, which, in the aggregate, amount to 22,633,260 ordinary Class “A” shares and 42,033,196 ordinary Class “B” shares, representing a total of 6% of the issued and outstanding capital stock, for a total price of U$S49,000. The transfer of the aforementioned shares will be consummated no later than January 5, 2018.

NOTE 17. SUBSEQUENT EVENTS

CORPORATE REORGANIZATION BETWEEN BANCO DE GALICIA Y BUENOS AIRES S.A. AND GRUPO FINANCIERO GALICIA S.A.

Spin-off of a portion of Banco de Galicia y Buenos Aires S.A.’s assets and subsequent merger into Grupo Financiero Galicia S.A.

Subsequent to period-end, the Board of Directors of Banco de Galicia y Buenos Aires S.A. decided to consummate a reorganization process which including the spin-off of a portion of Banco de Galicia y Buenos Aires S.A.’s assets consisting of its 77% equity interest in Tarjetas Regionales S.A.’s capital stock, and then subsequently merge such asset into Grupo Financiero Galicia S.A.’s shareholders’ equity. These actions require certain corporate and regulatory authorizations.

Irrevocable capital contribution to increase Banco de Galicia y Buenos Aires S.A.’s capital stock

The Board of Directors of Grupo Financiero Galicia S.A. has committed to making an irrevocable capital contribution to consummate a capital increase in favor of Banco de Galicia y Buenos Aires S.A. for up to $7,000,000. Such increase will be fully subscribed and paid in, immediately upon securing all the required regulatory authorizations to proceed with the spin-off and merger transaction referred to above.

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE A – FIXED ASSETS AND INVESTMENTS IN ASSETS OF A SIMILAR NATURE

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($)

Main Account	At Beginning of Fiscal Year	Increases	Decreases	Balance at Period- end	Depreciation(*)					Net Book Value	Net Book Value for Previous Fiscal Year
					Accumulated at Beginning of Year	Decreases	Annual Rate %	Amount for the Period / Fiscal Year	Accumulated at Period- end
Vehicles	—	1,952	—	1,952	—	—	20	64	64	1,888	—
Totals as of 09.30.17 (unaudited)	—	1,952	—	1,952	—	—		64	64	1,888	—
Totals as of 12.31.16	—	—	—	—	—	—		—	—	—	—

(*) See Note 1.E.

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE B – GOODWILL

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($)

Main Account	At Beginning of Fiscal Year	Increases	Decreases	Balance at Period-end	Amortization(*)					Net Book Value	Net Book Value for Previous Fiscal Year
					Accumulated at Beginning of Year	Decreases	Annual Rate %	Amount for the Period/Fiscal Year	Accumulated at Period-end

Goodwill (Schedule C)	43,052	-	-	43,052	37,410	-	10	5,642	43,052	-	5,642
Totals as of 09.30.17 (unaudited)	43,052	-	-	43,052	37,410	-		5,642	43,052	-	-
Totals as of 12.31.16	43,052	-	-	43,052	27,736	-		9,674	37,410	-	5,642

(*) See Note 1.D.

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE C – INVESTMENTS IN SHARES AND OTHER NEGOTIABLE SECURITIES – EQUITY INVESTMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($)

Issuance and Characteristics of the Securities	Class		Face Value	Amount	Acquisition Cost	Market Price	Equity Method	Book Value as of 09.30.17 (unaudited)	Book Value as of 12.31.16

Non-current Investments
Corporations Section 33 of Law No.19550:
Companies subject to Direct and Indirect Control(*)
Banco de Galicia y Buenos Aires S.A.	Ord. “A”		0.001	101
	Ord. “B”		0.001	562,326,550
				562,326,651	3,384,304	-	24,524,151	24,524,151	19,374,942
	Goodwill	(**)			43,052	-	-	-	5,642
Galicia Administradora de Fondos Comunes de Inversión S.A.	Ordinary		0.001	19,000	39,481	-	305,111	305,111	196,398
Galicia Warrants S.A.	Ordinary		0.001	875,000	11,829	-	58,447	58,447	50,794
Galicia Valores S.A.	Ordinary		0.001	10,000	907	-	1,398	1,398	-
Net Investment S.A. (in liquidation)	Ordinary		0.001	10,500	22,341	-	246	246	226
Sudamericana Holding S.A.	Ordinary		0.001	162,447	42,918	-	723,153	723,153	885,851
Total Non-current Investments					3,544,832	-	25,612,506	25,612,506	20,513,853

(*) See Note 10.

(**) See Schedule B.

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE C – INVESTMENTS IN SHARES AND OTHER NEGOTIABLE SECURITIES – EQUITY INVESTMENTS (CONTINUED)

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($)

Issuance and Characteristics of the Securities	Information on the Issuing Companies Latest Financial Statements(*)
	Principal Line of Business	Date	Capital Stock	Net Income	Shareholders’ Equity	Percentage of Equity Held in the Capital Stock

Non-current Investments
Corporations Section 33 of Law No.19550:
Companies subject to Direct and Indirect Control
Banco de Galicia y Buenos Aires S.A.	Financial Activities	09.30.17	562,327	5,161,451	24,067,328	100.00000
Galicia Administradora de Fondos S.A.	Administration of Mutual Funds	09.30.17	20	311,285	321,169	95.00000
Galicia Warrants S.A.	Issuance of Warrants	09.30.17	1,000	26,747	66,797	87.50000
Galicia Valores S.A.	Settlement and Clearing Agent and Trading Agent – Own	09.30.17	1,000	57,058	139,794	1.00000
Net Investment S.A. (in liquidation)	Information Technology	09.30.17	12	23	282	87.50000
Sudamericana Holding S.A.(**)	Financial and Investment Activities	09.30.17	186	108,232	846,225	87.50034

(*) See Note 10.

(**) For the three-month period ended September 30, 2017.

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE D – OTHER INVESTMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($)

Main Account and Characteristics	Notes	Schedules	09.30.17 (unaudited)	12.31.16

Current Investments (*)
Deposits in Special Checking Accounts	11	G	22,275	5,578
Mutual Funds			84,181	18,854
Government Securities - Lebacs			9,220,705	138,547
Shares(**)	10		28,966	36,480
Total			9,356,127	199,459

(*) Include accrued interest, if applicable.

(**) Compañía Financiera Argentina S.A. See Note 10.

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE E – ALLOWANCES

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($)

Accounts	Balances at Beginning of Fiscal Year	Increases	Decreases	Balances at Period-end	Balances at the Previous Fiscal Year-end

Deducted from Assets
Impairment of Value of Deferred Tax Asset	150,171	80,915	-	231,086	150,171
Impairment of Value of Miscellaneous Receivables	2,871	-	-	2,871	2,871
Impairment of Value of Minimum Presumed Income Tax Receivables	4,494	121	-	4,615	4,494
Total as of 09.30.17 (unaudited)	157,536	81,036	-	238,572	-
Total as of 12.31.16	121,779	45,582	9,825	-	157,536

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE G – FOREIGN CURRENCY ASSETS AND LIABILITIES

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Accounts	Amount and Type of Foreign Currency		Exchange Rate	Amount in Argentine Pesos ($) as of 09.30.17 (unaudited)	Amount and Type of Foreign Currency		Amount in Argentine Pesos ($) as of 12.31.16
Assets
Current Assets
Investments
Deposits in Special Checking Accounts	US$	1,286.16	17.3183	22,274	US$	351.82	5,577
Others
Miscellaneous	US$	20,393.29	17.3183	353,177
Total Current Assets				375,451			5,577
Total Assets				375,451			5,577
Liabilities
Current Liabilities
Other Liabilities
Suppliers	US$	13.28	17.3183	230
Provision for Expenses	US$	1,144.59	17.3183	19,822	US$	271.78	4,308
Total Current Liabilities				20,052			4,308
Total Liabilities				20,052			4,308

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE H – INFORMATION REQUIRED BY SECTION 64, SUBSECTION B) OF LAW NO. 19550

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($)

	Total as of 09.30.17 (unaudited)	Administrative Expenses	Total as of 09.30.16
Personnel Expenses	29,038	29,038	7,802
Directors’ and Syndics’ Fees	22,782	22,782	15,938
Other Fees	10,416	10,416	8,142
Taxes	6,818	6,818	10,468
Depreciation of Fixed Assets	64	64	94
Other Operating Expenses (*)	917	917	374
Others (*)	2,456	2,456	2,684
Expenses Corresponding to the “Global Program for the Issuance of Notes”	103	103	427
Totals	72,594	72,594	45,929

(*) Balances net of eliminations corresponding to transactions conducted with companies included in Section 33 of Law No. 19550. See Note 11.

GRUPO FINANCIERO GALICIA S.A.

SUPPLEMENTARY AND EXPLANATORY STATEMENT BY THE BOARD OF DIRECTORS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($)

1. GENERAL ISSUES REGARDING THE COMPANY’S ACTIVITIES:

a. SIGNIFICANT SPECIFIC LEGAL SYSTEMS ENTAILING CONTINGENT EXPIRATION OR RESURGENCE OF BENEFITS ENVISAGED BY THOSE REGULATIONS

None.

b. SIGNIFICANT CHANGES IN THE COMPANY ACTIVITIES OR OTHER SIMILAR CIRCUMSTANCES THAT OCCURRED DURING THE FISCAL YEARS COVERED BY THE INTERIM FINANCIAL STATEMENTS WHICH MAY HAVE AN EFFECT ON THEIR COMPARISON WITH THOSE PRESENTED IN PREVIOUS FISCAL YEARS, OR THOSE THAT SHALL BE PRESENTED IN FUTURE FISCAL YEARS

None.

2. CLASSIFICATION OF RECEIVABLES AND DEBT BALANCES INTO THE FOLLOWING CATEGORIES:

a. PAST DUE

As of September 30, 2017 and December 31, 2016, the Company did not have any past due receivables or debts.

b. WITHOUT DUE DATE

Receivables: See Note 9 to the interim financial statements.

Debts: See Note 9 to the interim financial statements.

c. TO FALL DUE

Receivables: See Note 9 to the interim financial statements.

Debts: See Note 9 to the interim financial statements.

3. CLASSIFICATION OF RECEIVABLES AND DEBTS IN SUCH A MANNER THAT ALLOWS KNOWING THE FINANCIAL EFFECTS OF THEIR MAINTENANCE

Receivables: See Notes 1.A., 1.B. and 9 and Schedule G to the interim financial statements.

Debts: See Notes 1.A., 1.B. and 9 and Schedule G to the interim financial statements.

4. BREAKDOWN OF PERCENTAGE OF EQUITY INVESTMENTS IN COMPANIES UNDER SECTION 33 OF LAW No. 19550, BOTH IN THE CAPITAL STOCK AND THE TOTAL VOTES. DEBIT AND/OR CREDIT BALANCES BY COMPANY AND CONSIDERED IN THE MANNER SET FORTH IN THE AFOREMENTIONED ITEMS 3 AND 4

See Notes 9, 10 and 11, and Schedule C to the interim financial statements.

5. RECEIVABLES FROM OR LOANS GRANTED TO DIRECTORS OR SYNDICS OR THEIR RELATIVES UP TO THE SECOND DEGREE INCLUSIVE

As of September 30, 2017 and December 31, 2016, there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.

6. PHYSICAL INVENTORY OF INVENTORIES: FREQUENCY AND SCOPE OF THE PHYSICAL INVENTORIES OF INVENTORIES

As of September 30, 2017 and December 31, 2016, the Company did not have any inventories.

GRUPO FINANCIERO GALICIA S.A.

SUPPLEMENTARY AND EXPLANATORY STATEMENT BY THE BOARD OF DIRECTORS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($)

7. EQUITY INVESTMENTS IN EXCESS OF WHAT IS SET FORTH BY SECTION 31 OF LAW No. 19550 AND PLANS FOR THE REGULARIZATION OF THIS SITUATION

The Company is engaged in financial and investment activities, therefore, the restrictions of Section 31 of Law No. 19550 do not apply to its equity investments in other companies.

8. RECOVERABLE VALUES: CRITERIA FOLLOWED TO DETERMINE THE SIGNIFICANT RECOVERABLE VALUES OF INVENTORIES, FIXED ASSETS AND OTHER ASSETS, USED AS LIMIT FOR THEIR RESPECTIVE ACCOUNTING VALUATIONS

See Notes 1.C., 1.D. and 1.E. to the interim financial statements.

9. INSURANCE POLICIES FOR TANGIBLE ASSETS

As of September 30, 2017 and December 31, 2016, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

Insured Assets	Risks Covered	Insured Amount as of 09.30.17	Book Value as of 09.30.17	Book Value as of 12.31.16
Vehicles	Theft, Robbery, Fire or Total Loss	2,175	1,888	-

10. POSITIVE AND NEGATIVE CONTINGENCIES:

a. ELEMENTS USED FOR THE CALCULATION OF PROVISIONS, THE BALANCES OF WHICH, EITHER TAKEN INTO CONSIDERATION INDIVIDUALLY OR JOINTLY, EXCEED TWO PERCENT (2%) OF SHAREHOLDERS’ EQUITY

None.

b. CONTINGENCIES WHICH, AT THE DATE OF THE INTERIM FINANCIAL STATEMENTS, ARE NOT OF REMOTE OCCURRENCE, THE EFFECTS OF WHICH ON SHAREHOLDERS’ EQUITY HAVE NOT BEEN GIVEN ACCOUNTING RECOGNITION. IT SHOULD BE STATED WHETHER THE LACK OF ACCOUNTING RECOGNITION IS BASED ON THE LIKELIHOOD OF OCCURRENCE OR ON THE DIFFICULTY TO ANALYZE SUCH EFFECTS

As of September 30, 2017 and December 31, 2016, there were no contingencies which are not of remote occurrence and the effects of which on Shareholders’ Equity have not been given accounting recognition.

11. IRREVOCABLE ADVANCES TOWARDS FUTURE SHARE SUBSCRIPTIONS: STATUS OF CAPITALIZATION ARRANGEMENTS

As of September 30, 2017 and December 31, 2016, there were no irrevocable contributions towards future share subscriptions.

12. CUMULATIVE UNPAID DIVIDENDS ON PREFERRED SHARES

As of September 30, 2017 and December 31, 2016, there were no cumulative unpaid dividends on preferred shares.

13. CONDITIONS, CIRCUMSTANCES OR TERMS FOR THE TERMINATION OF THE RESTRICTIONS ON THE DISTRIBUTION OF UNAPPROPRIATED RETAINED EARNINGS, INCLUDING THOSE ORIGINATED DUE TO THE USE OF THE LEGAL RESERVE FOR THE ABSORPTION OF LOSSES WHICH ARE STILL PENDING REIMBURSEMENT

See Note 12 to the interim financial statements.

GRUPO FINANCIERO GALICIA S.A.

ADDITIONAL INFORMATION TO THE NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($)

Pursuant to the provisions of the Rules regarding Accounting Documentation of the Córdoba Stock Exchange Regulations, the Board of Directors hereby submits the following supplementary and explanatory information.

A. CURRENT ASSETS

a) Receivables:

1) See Note 9 to the interim financial statements.

2) See Notes 3 and 9 to the interim financial statements.

3) See Schedule E to the interim financial statements.

b) Inventories:

As of September 30, 2017 and December 31, 2016, the Company did not have any inventories.

B. NON-CURRENT ASSETS

a) Receivables: See Schedule E.

b) Inventories:

As of September 30, 2017 and December 31, 2016, the Company did not have any inventories.

c) Investments:

See Note 10 and Schedule C to the interim financial statements.

d) Fixed Assets:

1) As of September 30, 2017, the Company did not have any technically appraised fixed assets, whereas as of December 31, 2016, the Company did not have any fixed assets.

2) As of September 30, 2017, the Company did not have any obsolete fixed assets which have a book value, whereas as of December 31, 2016, the Company did not have any fixed assets.

e) Intangible Assets:

1) See Note 1.D, and Schedules B and C to the interim financial statements.

2) As of September 30, 2017 and December 31, 2016, there were no deferred charges.

C. CURRENT LIABILITIES

a) Liabilities:

1) See Note 9 to the interim financial statements.

2) See Notes 4, 5, 6, 7 and 9 to the interim financial statements.

D. PROVISIONS

See Schedule E.

E. FOREIGN CURRENCY ASSETS AND LIABILITIES

See Note 1.B. and Schedule G to the interim financial statements.

F. SHAREHOLDERS’ EQUITY

1) As of September 30, 2017 and December 31, 2016, the Shareholders’ Equity did not include the “Irrevocable Advances towards Future Share Issues” account.

2) As of September 30, 2017 and December 31, 2016, the Company had not set up any technical appraisal reserve; nor has it reversed any reserve of that kind.

G. MISCELLANEOUS

1) The Company is engaged in financial and investment activities, therefore, the restrictions of Section 31 of Law No. 19550 do not apply to its equity investments in other companies.

2) See Notes 9 and 11 to the interim financial statements.

GRUPO FINANCIERO GALICIA S.A.

ADDITIONAL INFORMATION TO THE NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($)

3) As of September 30, 2017 and December 31, 2016, there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.

4) See Notes 9 and 11 to the financial statements.

5) As of September 30, 2017 and December 31, 2016, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

Insured Assets	Risks Covered	Insured Amount as of 09.30.17	Book Value as of 09.30.17	Book Value as of 12.31.16
Vehicles	Theft, Robbery, Fire or Total Loss	2,175	1,888	-

6) As of September 30, 2017 and December 31, 2016, there were no contingencies highly likely to occur which have not been given accounting recognition.

7) As of September 30, 2017 and December 31, 2016, the Company did not have any receivables including implicit interest or index adjustments.

The Company has complied with the requirements of Section 65 of Law No. 19550 in these financial statements.

Buenos Aires, November 9, 2017.

GRUPO FINANCIERO GALICIA S.A.

INFORMATIVE REVIEW AS OF SEPTEMBER 30, 2017

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($)

The Company’s purpose is to strengthen its position as a leading company devoted to providing comprehensive financial services and, at the same time, to continue to strengthen Banco de Galicia y Buenos Aires S.A.’s position as one of the leading companies in Argentina. This strategy shall be carried out by supplementing the operations and business conducted by Banco de Galicia y Buenos Aires S.A. through equity investments in companies and undertakings, either existing or to be created, engaged in financial activities as they are understood in the modern economy.

The income for the fiscal period ended September 30, 2017 amounted to $5,653,419. This income has been mainly generated as a consequence of the valuation of equity investments in subsidiaries.

The General Ordinary and Extraordinary Shareholders’ Meeting held on April 26, 2016 resolved, pursuant to the rules and regulations in force, to allocate Unappropriated Retained Earnings as of December 31, 2015, as follows:

- To Cash Dividends	$	150,000
- To Discretionary Reserve	$	4,188,397

On January 12, 2017, Grupo Financiero Galicia S.A. accepted an offer made by Mr. Julio Alfredo Fraomeni and Galeno Capital S.A.U. to buy the Company’s whole minority interest in Compañía Financiera Argentina S.A. The closing of the transaction is subject to the prior compliance with the conditions set out in the offer, including receipt of any necessary approvals by the relevant authorities.

We believe that this transaction will not have a significant impact on the Company’s shareholders’ equity.

The General Ordinary and Extraordinary Shareholders’ Meeting held on April 25, 2017 resolved, pursuant to the rules and regulations in force, to allocate Unappropriated Retained Earnings as of December 31, 2016, as follows:

- To Cash Dividends	$	240,000
- To Discretionary Reserve	$	5,777,878

The Ordinary and Extraordinary Shareholders’ Meeting held on August 15, 2017 approved an increase in Grupo Financiero Galicia S.A.’s capital stock by means of the issuance of up to 150,000,000 ordinary book-entry Class “B” shares, entitled to one vote per share and with a face value of $1 each. Such shares are also entitled to dividends on an equal footing with such ordinary book-entry shares outstanding at the time of the issuance. The shares are to be offered for public subscription in the country and/or abroad.

On September 26, 2017, once the offering term had expired, 109,999,996 new class “B” shares with a face value of $1 and one vote per share were placed for a subscription price of US$5 (five U.S. Dollars) each.

On September 28, 2017, the capital increase from the primary subscription was fully paid for in an aggregate amount of US$549,999.

On October 2, 2017, the international placement agents enforced their over-subscription rights, subscribing 16,500,004 ordinary class “B” shares with a face value of $1 and one vote per share, for a subscription price of US$5 (five U.S. Dollars) each. Payment of the aforementioned over-subscription was made on October 4, 2017, with the Company having received US$82,500. (See Note 16. to the financial statements).

In August 2017, the Company accepted the irrevocable offers of sale with respect to 6% of Tarjetas Regionales S.A.’s issued and outstanding shares, for a total price of US$49,000 (See Note 16. to the financial statements).

In October 2017, the Company initiated actions leading to the consummation of a corporate reorganization process between Grupo Financiero Galicia S.A. and Banco de Galicia y de Buenos Aires S.A. Such process entails the spin-off of a portion of Banco de Galicia y Buenos Aires S.A.’s assets consisting of its 77% equity interest in Tarjetas Regionales S.A.’s capital stock and the subsequent merger thereof into Grupo Financiero Galicia S.A.’s shareholders’ equity.

The Board of Directors of Grupo Financiero Galicia S.A. has committed to making an irrevocable capital contribution to consummate a capital increase in favor of Banco de Galicia y Buenos Aires S.A. for up to $7,000,000. The increase will be fully subscribed and paid for, immediately upon securing all the required regulatory authorizations to consummate the aforementioned spin-off and merger transaction with Tarjetas Regionales S.A. described above.

GRUPO FINANCIERO GALICIA S.A.

INFORMATIVE REVIEW AS OF SEPTEMBER 30, 2017

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($)

FINANCIAL STRUCTURE – MAIN ACCOUNTS OF THE CONSOLIDATED BALANCE SHEET

	09.30.17 (unaudited)	09.30.16 (unaudited)	09.30.15 (unaudited)	09.30.14 (unaudited)	09.30.13 (unaudited)
Assets
Cash and Due from Banks	36,152,367	28,311,511	17,471,826	14,477,439	9,665,470
Government and Private Securities	32,220,753	23,353,627	17,064,019	10,973,976	5,415,573
Loans	173,743,647	118,959,382	82,839,727	61,579,483	49,766,921
Other Receivables Resulting from Financial Brokerage	18,412,357	16,440,103	10,833,866	6,968,600	5,357,111
Receivables from Financial Leases	1,446,264	848,697	991,231	1,038,329	1,035,238
Equity Investments	27,902	52,181	51,559	51,705	77,916
Bank Premises and Equipment, Miscellaneous Assets and Intangible Assets	7,866,013	6,131,527	4,726,115	3,464,358	2,879,131
Other Assets	4,532,941	3,904,727	2,563,580	2,090,810	1,397,556
Total Assets	274,402,244	198,001,755	136,541,923	100,644,700	75,594,916

	09.30.17 (unaudited)	09.30.16 (unaudited)	09.30.15 (unaudited)	09.30.14 (unaudited)	09.30.13 (unaudited)
Liabilities
Deposits	164,414,771	117,408,611	82,420,385	59,930,445	47,114,079
Other Liabilities Resulting from Financial Brokerage	59,226,464	50,503,395	32,671,028	24,649,528	17,301,594
Subordinated Notes	4,360,056	3,837,014	2,301,945	1,968,903	1,432,988
Other Liabilities	9,440,146	6,342,883	4,916,632	4,002,584	2,853,348
Minority Interest	1,766,093	1,329,150	991,844	729,413	850,448
Total Liabilities	239,207,530	179,421,053	123,301,834	91,280,873	69,552,457
Shareholders’ Equity	35,194,714	18,580,702	13,240,089	9,363,827	6,042,459
Total Liabilities and Shareholders’ Equity	274,402,244	198,001,755	136,541,923	100,644,700	75,594,916

INCOME STATEMENT – MAIN ACCOUNTS OF THE CONSOLIDATED INCOME STATEMENT

	09.30.17 (unaudited)	09.30.16 (unaudited)	09.30.15 (unaudited)	09.30.14 (unaudited)	09.30.13 (unaudited)
Net Financial Income	17,308,971	11,383,187	8,526,340	7,325,540	4,841,500
Net Income from Services	10,599,201	7,576,078	5,666,227	4,099,314	3,070,226
Provision for Loan Losses	3,737,053	2,221,881	1,523,147	1,893,729	1,267,975
Administrative Expenses	16,551,766	12,564,179	9,163,454	6,698,510	5,446,714
Net Income from Financial Brokerage	7,619,353	4,173,205	3,505,966	2,832,615	1,197,037
Other Miscellaneous Income	1,540,847	2,448,798	1,532,231	1,205,686	803,751
Income Tax	3,506,781	2,376,122	1,944,532	1,583,108	804,057
Net Income	5,653,419	4,245,881	3,093,665	2,455,193	1,196,731

STRUCTURE OF THE CONSOLIDATED STATEMENT OF CASH FLOWS

	09.30.17 (unaudited)	09.30.16 (unaudited)	09.30.15 (unaudited)	09.30.14 (unaudited)	09.30.13 (unaudited)
Funds (Used in) / Provided by Operating Activities	(16,279,101)	962,955	5,207,650	2,609,269	1,205,788
Funds Used in Investing Activities	(818,198)	(1,077,330)	(953,627)	(264,521)	(284,162)
Funds Provided by / (Used in) Financing Activities	8,767,197	1,603,147	(974,732)	20,955	747,699
Financial Results and by Holding of Cash and Cash Equivalents	2,486,814	2,880,808	583,402	1,540,935	532,814
Total Funds (Used) / Provided during the Period	(5,843,288)	4,369,580	3,862,693	3,906,638	2,202,139

GRUPO FINANCIERO GALICIA S.A.

INFORMATIVE REVIEW AS OF SEPTEMBER 30, 2017

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($)

RATIOS

LIQUIDITY

Since the consolidated accounts mainly stem from Banco de Galicia y Buenos Aires S.A., the individual liquidity ratio for the Bank is detailed as follows:

	09.30.17 (unaudited)	09.30.16 (unaudited)	09.30.15 (unaudited)	09.30.14 (unaudited)	09.30.13 (unaudited)
Liquid Assets(*) as a Percentage of Transactional Deposits	57.27	78.23	75.28	79.13	68.45
Liquid Assets(*) as a Percentage of Total Deposits	36.07	41.21	37.05	38.53	30.88

(*) Liquid Assets include cash and due from banks, Lebacs and Nobacs, net call money, short-term placements in correspondent banks, Special Guarantees Accounts at the Argentine Central Bank and repo and reverse repo transactions with the local market.

SOLVENCY

	09.30.17 (unaudited)	09.30.16 (unaudited)	09.30.15 (unaudited)	09.30.14 (unaudited)	09.30.13 (unaudited)
Solvency	14.71	10.36	10.74	10.26	8.69

CAPITAL ASSETS

	09.30.17 (unaudited)	09.30.16 (unaudited)	09.30.15 (unaudited)	09.30.14 (unaudited)	09.30.13 (unaudited)
Capital Assets(*)	2.88	3.12	3.50	3.49	3.91

(*) Equity investments, bank premises and equipment, miscellaneous assets and intangible assets/total assets.

PROFITABILITY

	09.30.17 (unaudited)	09.30.16 (unaudited)	09.30.15 (unaudited)	09.30.14 (unaudited)	09.30.13 (unaudited)
Return on Average Assets(*)	3.33	3.44	3.82	3.88	2.71
Return on Average Shareholders’ Equity(*)	32.27	34.48	35.34	40.19	29.69

(*) Annualized.

EQUITY INVESTMENTS

BANCO DE GALICIA Y BUENOS AIRES S.A.

Founded in 1905, Banco de Galicia Y Buenos Aires S.A. is one of the largest private-sector banks in the Argentine financial system, and one of the leading providers of financial services in the country.

As a universal bank and through different affiliated companies and a variety of distribution channels, the Bank offers a full spectrum of financial services to customers, both individual and corporate ones. The Bank also operates one of the most extensive and diversified distribution networks in the Argentine private financial sector, offering 555 branches, together with 82 points of contact gathered between regional credit-card companies and Compañía Financiera Argentina S.A.

In the first nine months of fiscal year 2017, Banco de Galicia y Buenos Aires S.A. recorded net income amounting to $5,161,451, $1,619,744 higher than that recorded during the same period of the previous fiscal year, representing a 45.7% increase. The increase in income, when compared to the same period of fiscal year 2016, mainly resulted from the increase of $8,598,668 in net operating income (net financial income plus net income from services). This effect was mainly mitigated by higher administrative expenses of $3,837,795 and provisions for loan losses of $1,515,172.

Net operating income for the first nine months of fiscal year 2017 amounted to $27,897,810, a 44.6% increase as compared to the $19,299,142 recorded in the same period of the previous fiscal year. This positive evolution was due to an increase in net income from: i) net financial income (amounting to $5,855,961, or 52.4%), as a result of the increase in the volumes traded during the period, mitigated by a decrease in the financial margin; and ii) net income from services (amounting to $2,742,707, or 33.7%), the most outstanding of which are commissions on regional credit cards, deposit accounts and lending products. Administrative expenses totaled $15,952,269, with a

GRUPO FINANCIERO GALICIA S.A.

INFORMATIVE REVIEW AS OF SEPTEMBER 30, 2017

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($)

31.7% increase. Personnel expenses increased by 30.4% mainly due to the salary increase agreed upon with unions. The remaining administrative expenses totaled $ 7,260,663, 33.3% higher than those as of the same date in the prior fiscal year primarily due to higher tax expenses, movement of funds, maintenance and preservation, electricity and communications, and security services, as a result of the higher activity level and the evolution of costs related to the different services rendered to Banco de Galicia y Buenos Aires S.A. Provisions for loan losses amounted to $3,737,053, 68.2% higher than those recorded in the same period of the previous fiscal year, mainly as a result of the evolution of the arrears related to the individuals portfolio and higher regulatory charges on the regular portfolio as a result of the increase in the volume of receivables.

Total financing to the private sector amounted to $198,579,987, representing a 45.5% growth year-over-year, while total deposits reached $164,518,363, growing 39.7% when compared to the same period of the previous fiscal year. As of September 30, 2017, Banco de Galicia y Buenos Aires S.A.’s estimated share in loans to the private sector was 9.8%, while in deposits from the private sector was 9.5%, as compared to 9.7% and 9.3%, respectively, for the previous fiscal year.

SUDAMERICANA HOLDING S.A.

Sudamericana Holding S.A. is a holding company providing life, retirement, property insurance and insurance brokerage services. The equity investment held by Grupo Financiero Galicia S.A. in Sudamericana Holding S.A. is 87.5%. Banco de Galicia y Buenos Aires S.A. holds the remaining 12.5%.

The insurance business undertaken by the Company is one of the most important aspects of Grupo Financiero Galicia S.A.’s general plan to strengthen its position as a leading financial services provider.

Joint production of the insurance companies controlled by Sudamericana Holding S.A. in the life, retirement and property insurance business amounted to $2,361,225 during the period commenced on January 1, 2017 and ended on September 30, 2017. As of September 30, 2017, these companies had approximately 6.1 million policies/certificates in all their insurance lines.

From a commercial standpoint, within a more favorable context, the company is committed to its purpose of taking advantage of the greater demand for insurance coverage to significantly increase the companies’ sales.

GALICIA WARRANTS S.A.

Galicia Warrants S.A. was established in 1993 and, since then, has become a leading company. It renders services to the productive sector as an additional credit instrument, also rendering a full spectrum of services related to inventory management.

Its shareholders are Grupo Financiero Galicia S.A., which holds an 87.5% equity investment in the company, and Banco de Galicia y Buenos Aires S.A., which holds a 12.5% interest.

The company has its corporate headquarters in Buenos Aires and an office in the city of San Miguel de Tucumán, through which it carries out its transactions in the warrants market as well as other services related to its main activity, for different regional economies and geographic areas of the country.

Based on the experience and understanding of the warrant as a security instrument in the financial market, the company set as a policy to spread the quality of the service provided and improve it through the certification of ISO 9001 Standards; its main focus is the improvement to Merchandise Storage and Custody, and Marketing processes.

As of September 30, 2017, deposit certificates and warrants issued amounted to $1,169,755, regarding merchandise under custody located in different productive regions throughout the country, whereas income from services amounted to $75,612.

Galicia Warrants S.A. continues to work with the purpose of rendering its customers the best quality and more reliable service that is better tailored to meet their needs.

GRUPO FINANCIERO GALICIA S.A.

INFORMATIVE REVIEW AS OF SEPTEMBER 30, 2017

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($)

GALICIA ADMINISTRADORA DE FONDOS S.A.

Galicia Administradora de Fondos S.A.’s shareholders are the Company, holding 95% of the shares and Galicia Valores S.A., holding the remaining 5%.

Galicia Administradora de Fondos S.A. administers the FIMA mutual funds distributed by Banco de Galicia y Buenos Aires S.A., in its capacity as custodial agent of collective investment products corresponding to mutual funds, through its broad channel network, which includes branches, electronic banking, phone banking, and to different customer segments (institutional, corporate and individual customers).

Galicia Administradora de Fondos S.A.’s shareholders’ equity increased by 101.2% during this fiscal year, whereas the industry of mutual funds increased by 64.8% during the same period.

The equity managed by the industry as of September 30, 2017 amounted to $532,281 million, out of which $75,137 million is held by Galicia Administradora de Fondos S.A. under the management of FIMA Funds.

OUTLOOK

For the fourth quarter of fiscal year 2017, Grupo Financiero Galicia S.A.’s results of operations will mainly depend on the development of the Argentine economy, and, particularly, the evolution of the financial system as a whole.

Buenos Aires, November 9, 2017.